ANNUAL INFORMATION FORM

For the Year Ended December 31, 2016

(Dated March 30, 2017)

GOLD STANDARD VENTURES CORP.

Suite 610 – 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES		3
1.1	Effective Date of Information	3
1.2	Financial Statements and Management Discussion and Analysis	3
1.3	Currency	3
1.4	Imperial and Metric Conversions	3
ITEM 2: CAUTIONARY NOTES		4
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	4
2.2	Cautionary Note to United States Investors Regarding Mineral Reporting Standards	6
ITEM 3: GLOSSARY		7
3.1	Glossary of Terms	7
3.2	Glossary of Technical Terms	9
ITEM 4: CORPORATE STRUCTURE		12
4.1	Name, Address and Incorporation	12
4.2	Intercorporate Relationships	12
ITEM 5: GENERAL DEVELOPMENT OF THE BUSINESS		13
5.1	Overview	13
5.2	History	14
5.3	Significant Acquisitions and Dispositions	24
5.3.1	Significant Acquisitions	24
5.3.2	Dispositions	25
ITEM 6: DESCRIPTION OF THE BUSINESS		25
ITEM 7: MATERIAL MINERAL PROJECT		26
ITEM 8: RISK FACTORS		107
ITEM 9: DIVIDENDS		119
ITEM 10: DESCRIPTION OF CAPITAL STRUCTURE		120
ITEM 11: MARKET FOR SECURITIES		120
11.1	Trading Price and Volume	120
11.2	Prior Sales	121
ITEM 12: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER		121
ITEM 13: DIRECTORS AND OFFICERS		122
13.1	Name, Occupation and Security Holding	122
13.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	125
13.3	Conflicts of Interest	127
ITEM 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS		127
14.1	Legal Proceedings	127
14.2	Regulatory Actions	127
ITEM 15: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		127
ITEM 16: TRANSFER AGENT AND REGISTRAR		128
ITEM 17: MATERIAL CONTRACTS		128
ITEM 18: INTEREST OF EXPERTS		129
18.1	Names of Experts	129
18.2	Interests of Experts	130
ITEM 19: AUDIT COMMITTEE		130
ITEM 20: ADDITIONAL INFORMATION		132

SCHEDULE “A” – Audit Committee Charter

ITEM 1: PRELIMINARY NOTES

1.1       Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms, in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2016, unless otherwise stated.

1.2       Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2016 (the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such period. The Financial Statements and MD&A are available on the SEDAR website at www.sedar.com under the Company’s profile.

1.3       Currency

All references to “$”, “C$” or “dollars” in this AIF are to lawful currency of Canada unless otherwise expressly stated. References to “US$” are to United States dollars.

1.4       Imperial and Metric Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet (“ft”)	Metres (“m”)	0.305
Metres	Feet	3.281
Miles (“mi”)	Kilometres (“km”)	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ITEM 2: CAUTIONARY NOTES

2.1       Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain statements and information contained in this AIF constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

•	the Company’s limited operating history;
•	the Company’s history of losses and expectation of future losses;
•	uncertainty as to the Company’s ability to continue as a going concern;
•	the existence of mineral resources on the Company’s mineral properties;
•	the Company’s ability to obtain adequate financing for exploration and development;
•	the Company’s ability to attract and retain qualified personnel;
•	foreign currency fluctuations;
•	uncertainty as to the Company’s ability to maintain effective internal controls;
•	the involvement by some of the Company’s directors and officers with other natural resource companies;
•	the uncertain nature of estimating mineral resources and reserves;
•	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;
•	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;
•	title defects to the Company’s mineral properties;
•	the Company’s ability to obtain all necessary permits and other approvals;
•	risks related to equipment shortages, access restrictions and inadequate infrastructure;
•	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;
•	fluctuations in the market price of gold and other metals;
•	intense competition in the mining industry; and
•	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this AIF, the Company has made various material assumptions, including, but not limited to:

•	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;
•	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;
•	the quantity and grade of mineral resources contained in the Pinion and Dark Star Deposits located within the Railroad-Pinion Project are accurate in all material respects;
•	the sufficiency of the Company’s current working capital to carry out the work programs and drilling on the Railroad-Pinion Project including, but not limited to, the Pinion and Dark Star Deposits as recommended in the 2017 Railroad-Pinion Report on a timely basis;
•	the price for gold and other precious metals will not fall significantly below current levels;
•	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

•	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;
•	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;
•	the Company’s capital and operating costs will not increase significantly from current levels;
•	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
•	there will be no significant adverse changes in the Canada/U.S. currency exchange rate;
•	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and
•	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Company’s Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this AIF and elsewhere in the Company’s public disclosure record.

The Company's ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this AIF under, among other places, Item 8 “RISK FACTORS” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this AIF are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this AIF.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

2.2       Cautionary Note to United States Investors Regarding Mineral Reporting Standards

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

[remainder of page left blank intentionally]

ITEM 3: GLOSSARY

3.1       Glossary of Terms

“2014 Pinion Resource Report” means the technical report dated October 24, 2014 establishing the maiden resource estimate for the Pinion Deposit titled “Technical Report Maiden Resource Estimate Pinion Project Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo., Steven J. Nicholls, BA.Sc., MAIG, and Andrew J. Turner, BSc., P. Geol, of APEX.

“2016 Pinion Resource Report” means the technical report dated April 29, 2016 updating the resource estimate for the Pinion Deposit titled “Technical Report Resource Estimate Update Pinion Project Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. and Steven J. Nicholls, BA.Sc., MAIG, of APEX.

“2015 Dark Star Resource Report” means the technical report dated April 17, 2015 establishing the maiden resource estimate for the Dark Star Deposit titled “Technical Report Maiden Resource Estimate Dark Star Deposit Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo., Steven J. Nicholls, BA. Sc., MAIG, and Andrew J. Turner, BSc., P. Geol, of APEX.

“2017 Railroad-Pinion Report” means the technical report dated effective March 17, 2017 on the Railroad-Pinion Project titled “Technical Report on the Railroad-Pinion Project Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. of APEX, Mac R. Jackson, M.Sc., QP, CPG #11661, the Company’s Vice-President, Exploration and Steven R. Koehler, B.Sc., QP, CPG#10216, the Company's Manager of Projects.

“APEX” means APEX Geoscience Ltd., of Edmonton, Alberta.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“BLM” means the United States, Department of Interior, Bureau of Land Management.

“Board” means the board of directors of the Company.

“Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent of the Company.

“Common Shares” means common shares without par value in the capital stock of the Company.

“Dark Star Deposit” means the gold deposit located at the southern end of the Railroad-Pinion Project approximately two miles (three km) east of the Pinion Deposit and the subject of the maiden resource estimate in the 2015 Dark Star Resource Report.

“East Bailey Project” means the Company’s former early stage gold exploration prospect comprising 532 unpatented lode mineral claims totaling approximately 10,425 acres in Elko County, Nevada.

“East Camp Douglas Project” means the Company’s former early stage gold exploration prospect comprising 281 unpatented mineral claims and several blocks of fee lands totaling approximately 5,403.7 acres in the Walker Lane Trend of Mineral County, Nevada.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding, directly and indirectly, all of the Company’s interest in the Railroad-Pinion Project.

“IFRS” means International Financial Reporting Standards.

“JKR” means JKR Gold Resources Inc., a wholly owned subsidiary of the Company incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada which previously held the Company’s interests in the Safford-CVN Project and East Bailey Project.

“JMD” means JMD Exploration Corp., a wholly owned subsidiary of JKR incorporated under the BCBCA.

“MI 61-101” means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions implemented by the Ontario Securities Commission and the Autorité des marchés financiers in Quebec.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“NSR” means net smelter returns royalty.

“NYSE-MKT” means the NYSE-MKT LLC, a wholly-owned subsidiary of NYSE Euronext.

“Pinion Deposit” means the gold deposit located primarily within Section 27 (T30N, R53E) of the Pinion Project and the subject of the updated resource estimate discussed in the 2016 Pinion Resource Report.

“Pinion Project” means that portion of the Railroad-Pinion Project located in Elko County, Nevada adjoining the southern boundary of the Railroad Project as more particularly described under Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project” and under Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada”.

“QP” means a “qualified person” for the purposes of NI 43-101.

“Railroad Project” means that portion of the Railroad-Pinion Project in Elko County, Nevada situated north of and adjacent to the Pinion Project as more particularly described under Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project” and under Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada”.

“Railroad-Pinion Project” means the significant and largely contiguous land position of approximately 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of patented and unpatented lode claims and private lands situated in the prolific Carlin Trend of north-central Nevada, U.S.A. and the Company’s flagship mineral project as more particularly described under Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project” and Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada” and outlined as such in Figure 4.1, Property Map.

“Safford-CVN Project” means the Company’s former early stage gold and silver exploration prospect comprising 267 contiguous unpatented lode mining claims covering approximately 5,380.5 acres of land located in Eureka County, Nevada, U.S.

“Scorpio” means Scorpio Gold Corporation, a reporting issuer listed for trading on the TSXV under the symbol SGN, and, where the context so requires, its wholly-owned U.S. subsidiary, Scorpio Gold (US) Corporation.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval as located on the Internet at www.sedar.com.

“Tacoma” means Tacoma Exploration LLC, a limited liability company formed under the laws of Wyoming and wholly-owned by GSV US, which holds certain recently acquired unpatented mining (lode) claims forming part of the Railroad-Pinion Project.

“TSXV” means the TSX Venture Exchange.

In this AIF, other words and phrases that are capitalized have the meaning assigned in this AIF.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

3.2       Glossary of Technical Terms

The following is a glossary of certain geological and technical terms used in this AIF.

Ag - silver.

anticline - a flexure or fold in a rock formation that takes the form of an arch.

anomaly - any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

breccia - a coarse-grained clastic or carbonate rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. Breccia may originate as a result of talus accumulation, explosive igneous processes, collapse of rock material, or faulting.

carbonates - a sedimentary rock composed of carbonate minerals, including limestone (CaCO3) and dolomite (CaMg(CO3)2)

clastic - A sedimentary rock (such as shale, siltstone, sandstone or conglomerate) or sediment (such as mud, silt, sand, or pebbles) composed of fragments (clasts) of pre-existing rock or fossils.

conglomerate - rock comprising pieces of other rocks: coarse-grained sedimentary rock containing fragments of other rock larger than 2 mm (0.08 in.) in diameter, held together with another material such as clay.

contained ounces - a measure of in-situ or contained metal based on an estimate of tonnage and grade.

CSAMT survey – controlled source, audio-frequency, magnetotelluric survey.

Cu - copper.

cut-off grade - a calculated minimum metal grade at which material can be mined and processed at break even cost.

dip - the angle at which a stratum is inclined from the horizontal.

drilling:

core: a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

EM - electromagnetic geophysical survey.

exploration - prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

geochemical - pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.

geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

gravity depth - a measurement of gravity below the surface.

heap leaching - a process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth's crust.

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of hydrothermal metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

limestone - a sedimentary rock composed mainly of calcite (CaCO3) often deposited as a by-product of biological activity in the ocean.

lode - a mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

metamorphic rocks - rocks which have undergone a change in texture or mineral composition as the result of exposure to heat and/or pressure.

metasomatic - the chemical alteration of a rock by hydrothermal and other fluids.

mineral resource - a concentration or occurrence of solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, diamonds and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mining claim - a footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

net smelter return royalty - a royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

ore - material containing metallic or non-metallic minerals which can be mined and processed at a profit.

outcrop - an exposure of bedrock at the surface.

oxide - refers to sulphide minerals being exposed to oxygen either through hydrothermal and/or near-surface weathering processes. One example would include pyrite (an iron sulphide mineral) being exposed to oxygen and forming minerals such as hematite, limonite or goethite.

plutonic - refers to rocks of igneous origin that have come from depth and cooled slowly below the surface of the earth.

porphyry - any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

ppm - parts per million, numerically equivalent to grams per long tonne.

pyrite - a common iron sulfide mineral (FeS2) with a brassy metallic luster.

reclamation - the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

sedimentary rocks - secondary rocks formed from material derived from other rocks mainly deposited under water. Examples are limestone, shale and sandstone.

silica - a combination of silicon dioxide (SiO2); quartz.

silicification - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

silts - a fine soil particle with sizes that range between 0.075mm and 0.002mm.

skarn - name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

st - short ton (2,000 pounds).

tonnes - metric tonnes (2,204 pounds).

sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

item 4: corporate structure

4.1       Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the BCBCA under the name “TCH Minerals Inc.”. The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4, telephone: (604) 669 - 5702, fax (604) 687 - 3567.

4.2       Inter-corporate Relationships

The Company currently has five wholly-owned subsidiaries: JKR, JMD, GSV US, Tacoma and JKR US.

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JMD and JKR USA. JMD is a private company incorporated in British Columbia and holds all of the shares of GSV US. GSV US is a private company incorporated in Nevada and holds the Company’s interest in the Railroad-Pinion Project. Tacoma is a limited liability company formed in Wyoming which holds certain recently acquired unpatented lode claims forming part of the Railroad-Pinion Project. JKR US is a private company incorporated in Nevada and previously held the Company’s interests in the former Safford-CVN and East Bailey Projects. The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries as of the date of this AIF.

(1)	Other than holding the shares of GSV US, JMD does not carry on any active business.
(2)	JKR US previously held the Company’s interests in the Safford-CVN and East Bailey Projects. See Item 5.3.2 “Dispositions” for a discussion of the Company’s abandonment of the Safford-CVN and East Bailey Projects in 2015.
(3)	The Company is currently investigating options for winding up these subsidiaries in order to simplify its corporate structure and reduce ongoing administrative and accounting expenses.

item 5: General Development of the Business

5.1       Overview

Headquartered in Vancouver, B.C., Gold Standard is a Canadian based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States.

The Company’s flagship property is the Railroad-Pinion Project located in the Railroad Mining District at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend, so named for the city of Carlin, Nevada comprises more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date. The Railroad-Pinion Project is considered to be an intermediate to advanced stage exploration project centered on the fourth and southernmost dome-shaped window along the Carlin Trend in the Piñon Range. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic–Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas.

The following is an interpretive illustration of a longitudinal section of the “Four Windows” on the Carlin Trend. (1)

Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
SE
NW
Railroad Dome (window)
Rain Dome (window)
Maggie Creek Dome (window)
Richmond Dome/Tuscarora Spur (window)
Pinion deposit
Pod deposit
North Bullion deposit (new discovery)
Rain district
Scale in miles
0 5 10
0 10 15km
Gold Quarry
Mike
Carlin-Leeville
Genesis-Goldstrike-Meikle
elevation above mean sea level in feet
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ki
Little Boulder Basin drill intercepts
Rock Explanation
Quaternary alluvium
Post-mineral volcanics
Mississippian overlap (mollasse)
Mid-Mississippian (Antler) thrust plate Devonian Rodeo Creek and upper plate Woodruff and Ordovician Vinini clastics
Mississippian clastics (flysch)
Devonian & Silurian permissive carbonates
Silurian and Ordovician non-permissive carbonates and clastic rocks
Jurassic intrusive
Jurassic and Tertiary mafic intrusive
known gold deposits
theorized localities for unknown deposits
Cretaceous intrusive
Early Tertiary intrusive (gold event)
modified from Dave Mathewson, 2002

(1)	The existence of major gold deposits on properties adjacent to or in close proximity with the Railroad-Pinion Project is not necessarily indicative of the level of gold mineralization on the Railroad-Pinion Project.

The Railroad-Pinion Project comprises two significant gold target areas. Historic work and exploration conducted by the Company since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project portion of the Railroad-Pinion Project. In early 2014, the Company increased its ownership of the Pinion Project, which is located immediately south of, and is contiguous with, the Railroad Project and is host to the Pinion and Dark Star Deposits as well as the Dixie Creek and other exploration prospects.

Since 2010, the Company has explored the Railroad-Pinion Project for Carlin-style gold mineralization through the execution of an aggressive and on-going, geologic model-driven exploration program that includes geological mapping, geochemical and geophysical surveys and drilling. This work has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Sylvania (Central Bullion) Target.

Sixteen prospect areas (or zones of favorable geology) have been identified by the Company for additional exploration at the Railroad Project. The targets are focused on gold, but some of them also include silver, copper, lead and zinc. Nine of these target areas have been drilled tested by Gold Standard. In addition, eight prospects have been identified within the Pinion Project including the Pinion and Dark Star Deposits and the Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering the Dixie Creek prospect. To date, three NI 43-101 mineral resource estimates have been completed at the Pinion (2014 Pinion Resource Report, Dufresne et al; 2016 Pinion Resource Report, Dufresne and Nicholls) and Dark Star (2015 Dark Star Resource Report, Dufresne et al) Deposits. However, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at the remaining prospect areas at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the North Bullion deposit.

The combined Railroad-Pinion Project is the subject of the NI 43-101 2017 Railroad-Pinion Report dated effective March 17, 2017 and titled “Technical Report on the Railroad - Pinion Project, Elko County, Nevada USA” co-authored by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. of APEX, Mac R. Jackson, M.Sc., QP, CPG #11661, the Company’s Vice-President, Exploration and Steven R. Koehler, BSc, QP, CPG #10216, the Company's Manager of Projects. A copy of the 2017 Railroad-Pinion Report is available for review under the Company's profile on SEDAR at www.sedar.com. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada – Recommendations” below for a description of the recommended work program for the Railroad-Pinion Project in the 2017 Railroad-Pinion Report.

5.2       History

Consolidation of Railroad-Pinion Project

Due to the previously fragmented land ownership, historically, the southern portion or “fourth window” of the Carlin Trend had not been systematically explored with modern techniques.

In 2010, the Company acquired its initial interest in the Railroad Project comprising 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles) pursuant to a statutory plan of arrangement with JKR in which the Company acquired all of issued and outstanding securities of JKR in exchange for like securities of the Company on a one for one basis.

Since that time, the Company has worked to consolidate, by way of staking, purchase and lease, the Railroad District under its common ownership and/or control.

Minerals Lease and Agreement with Newmont Mining Corporation

In April, 2011, the Company entered into a “Minerals Lease and Agreement” to lease four sections of land totalling 2,560 acres (the “Newmont Lease”) from Newmont Mining Corporation (“Newmont”). Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% NSR. The Newmont Lease, which forms part of the Railroad-Pinion Project, lies between the Rain mining district to the north and the Railroad district controlled by the Company. The Company’s North Bullion target is immediately south and east of the east flank of the Newmont Lease. Under the terms of the Newmont Lease, the Company is subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of seven years, of which approximately US$2.66 million has been incurred to December 31, 2016.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totalling 150% of the Company’s expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to the Company in exchange for a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% NSR. If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of the Company’s expenditures. Upon completion of the second back-in right, the Company will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to the Company.

Pinion and Pereira Leases

Commencing in late 2011 and throughout 2012, the Company entered into a series of mining leases and surface access and use agreements (collectively the “Pinion Leases”) with various land holders to acquire control over strategic sections of land adjacent to and south of the original Railroad Project in Elko County, Nevada.

Generally speaking, the Pinion Leases grant the Company the exclusive right to explore, mine and develop the underlying claims for a minimum of 10 years by making the required annual lease payments and/or minimum advance royalty payments, with the right to extend the term of the lease for an additional term of 10 years or, in some cases, indefinitely if the Company is conducting commercial mining operations on the claims. In certain cases, the Company has the right to purchase, subject to certain royalties, the underlying claims outright upon payment of a lump sum amount exercisable prior to the commencement of commercial production.

In November 2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinion District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Railroad Project in Elko County, Nevada. The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development.

The Pereira Lease is for an initial term of 12 years and is subject to an initial cash payment of US$1,000,000 (paid), of which 70% is creditable against the Purchase Option (as hereinafter defined), and annual lease payments of US$175,000 per year, subject to yearly increases of 5%. The Pereira Lease is also subject to annual exploration expenditures of US$500,000 in the first year, US$750,000 in the second year and US$1,000,000 in each year thereafter until commercial mining commences on the property. Provided that it is not in default, the Company shall have the right to extend the Pereira Lease for a further term of 10 years (the “Additional Term”) upon payment to Pereira of an extension fee of US$1,000,000 and annual lease payments of US$500,000 during each year of the Additional Term, subject to yearly increases of 5%. The Pereira Lease is also subject to a production royalty (the “Pereira Royalty”) equal to 5% NSR in favour of Pereira, subject to the Company’s right to buy-down up to 3% of the 5% NSR for a cash payment equal to US$3,500,000 during years 1 to 6 of the Pereira Lease and US$7,000,000 during years 7 to 12 of the Pereira Lease. Prior to commencement of commercial production and provided that it is not in default, the Company shall have the right and option to purchase the property (the “Purchase Option”) from Pereira for a purchase price of US$25,000,000, subject to a remaining 2% NRS in favour of Pereira. If the Company exercises the Purchase Option, 70% of all annual cash lease payments previously paid to Pereira by the Company shall be credited against the Pereira Royalty. The Company has the right to terminate the Pereira Lease, at any time after the third anniversary, upon payment to Pereira of a cash amount equal to the following two years’ lease payments.

Collectively, the Pereira Lease and the Pinion Leases comprised the initial Pinion Project and granted the Company control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which hosts the bulk of the Pinion Deposit.

Acquisition of Remaining Interest in the Pinion Deposit

On March 5, 2014, the Company significantly increased its land position by acquiring certain remaining interests in the Pinion Deposit, along with mineral rights on lands where the Company previously held no interest (collectively the “Scorpio Pinion Interests”), from Scorpio in consideration for an upfront purchase price of $6,000,000 cash, 5,500,000 Common Shares of the Company and a one year promissory note (the “Scorpio Note”) in the principal amount of $2,500,000 bearing interest at the rate of 3% per annum. The Company paid the Scorpio Note in full on or about March 4, 2015 from the net proceeds of the 2015 Public Offering (see “Recent Financings” below).

As further consideration for the acquisition, the Company issued an additional 1,250,000 Common Shares to Scorpio on November 3, 2014 following its receipt of the 2014 Pinion Resource Report confirming an initial resource estimate for the Pinion Deposit in excess of 1,000,000 ounces of gold. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates” below.

It is a further term of the Scorpio transaction that, for as long as the Company continues to own an interest in the Scorpio Pinion Interests, if the Company sells, transfers or otherwise disposes, directly or indirectly, all or a significant portion of its issued shares, assets or business, whether by way of merger, business combination, take-over, amalgamation, plan of arrangement, option, joint venture or sale agreement, or similar transaction (a “Sale Transaction”), the Company shall pay Scorpio a one-time cash payment of $1.5 million if the aggregate value of the Sale Transaction exceeds $100 million, $2.0 million if the Sale Transaction equal or exceeds $200 million or $3 million if the Sale Transaction equals or exceeds $300 million.

Concurrent with the acquisition of the Scorpio Pinion Interests, Scorpio entered into an orderly sale agreement (the “Orderly Sale Agreement”) with the Company whereby Scorpio must provide the Company with 10 business days' advance notice of its proposed sale of any Common Shares of the Company during which period the Company shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to the Company for an additional 10 business days.

As part of its acquisition of the Scorpio Pinion Interests, the Company has also assumed additional ongoing lease payments of approximately US$49,090 per annum in year 2017 and thereafter.

Dark Star Deposit and Dixie Creek Prospect

In December 2014, the Company entered into separate option-to-purchase agreements with Allied Nevada Gold Corp. (“Allied”), private mineral interest owners, and a private third party claimholder to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) at the southern end of the Railroad-Pinion Project areas including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star Deposit and Dixie Creek prospect. The Allied agreement area includes 100% control of the Dixie Creek prospect and the third party claims agreement fills two small gaps in Sections 24 and 26 which were not previously controlled by the Company. Various lease amendments also increase the Company’s mineral interest control in Sections 23 and 25, strategically important sections containing the Dark Star Deposit, from 50% to approximately 98.49%. The total cost of these acquisitions was less than US$163,000 in the first year and is about US$65,000 annually thereafter.

Between February 2016 and July 2016, the Company entered into various additional mining lease and option to purchase agreements and amendments to existing leases with respect to certain fees lands and unpatented mining claims totalling approximately 3,880 gross acres (2,540 net acres) located to the south of the Dark Star Deposit. The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary and increasing to approximately US$31,000 in years six to nine. The leases are for a primary period of 10 years and the Company has the option to purchase certain of the lands and claims for US$800,000 prior to commencing production. Certain leases are also subject to a 3% NSR with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments of approximately US$31,000 per year, with provisions for further extension after that. If the Company exercises the purchase option, all applicable initial lease payments will be credited against future NSR payments.

On March 23, 2017 the Company announced the acquisition of a further approximately 17,061.81 gross acres (approximately 17,237.21 net acres) to its land holdings at the south end of the Carlin Trend (collectively the “2017 Lands”) and control over certain additional key gold exploration targets contiguous with, and to the south of, the Dark Star and Pinion Deposits. The acquisitions include cost-effective lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$222,121 with annual holding costs of approximately US$272,500 per annum.

These recent acquisitions and consolidation of mineral rights by the Company at the Pinion Project represent an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek.

At present, the Railroad-Pinion Project consists of a significant and largely contiguous land position totaling about 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. As of March 30, 2017, the Company owns or has an option on the ownership of approximately 29,103 gross acres (11,777 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in key private land parcels where it holds less than a 100% interest.

Patented claims, private surface and private mineral property are wholly owned/controlled and subject to lease agreement payments and property taxes (due annually) as determined by the county. The estimated holding cost for the current patented claims, private lands, and leased unpatented claims controlled by Gold Standard is US$951,427 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of US$155 per claim to the BLM on or before August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 every year along with a filing fee of US$12.00 per claim plus a US$4.00 fee document charge. The 2016 filing is complete. Gold Standard’s estimated maintenance cost for their current package of unpatented lode claims is US$273,487 per annum.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Royalties and Agreements” for a discussion of the currently active NSR and NPI encumbrances for the Railroad–Pinion Project.

As of the date of this AIF, the Railroad-Pinion Project in Elko County, Nevada is the Company’s only material mineral resource property.

Exploration of the Railroad-Pinion Project

Overview

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, and drilling. Gold Standard has collected over 10,000 geochemical samples and completed geophysical surveys that cumulatively cover much of the Railroad-Pinion Project. Prior to 2015, exploration activities by the Company were focused on the Railroad Project while work completed in 2015 was largely focused on the Pinion Project after it was acquired by the Company in 2014.

From 2010 to 2016, Gold Standard has completed 299 drill holes totalling 122,074.3 m (400,506.3 ft) for the Railroad–Pinion Project to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models.

Exploration Prior to 2015

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets. Drilling by Gold Standard in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad portion of the Project area indicate that additional geologic work and drilling is also warranted. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada – Recommendations” below.

Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 mineral resource estimate (the “2014 Maiden Pinion Resource”) by APEX and the subject of the 2014 Pinion Resource Report dated October 24, 2014. See “Pinion and Dark Star Resource Estimates” below. In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization.

The 2014 Phase 2 drilling program also included 5 holes totaling 6,220 feet (1,896 m) at the Bald Mountain target on the Railroad Project.

2015 Exploration

In early 2015, Gold Standard personnel in conjunction with APEX completed a review of the historical Dark Star drilling information leading to the delineation of a maiden NI 43-101 resource estimate (the “2015 Maiden Dark Star Resource”) for the Dark Star Deposit and issuance of the 2015 Dark Star Resource Report by APEX on April 17, 2015. See “Pinion and Dark Star Resource Estimates” below.

Drilling at the Railroad-Pinion Project in 2015 comprised 41 drill holes. The majority of the drill holes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then 2014 Maiden Pinion Resource. A number of significant drill intercepts in the Pinion Deposit area extended the previously defined zone of mineralization to the north and to the south. The majority of the drill intercepts were contained within the principal Pinion Deposit host rock: an oxidized and altered multilithic dissolution collapse breccias. The breccias is located at the unconformable contact between underlying Devonian Devils Gate limestone or calcarenite and the overlying Mississippian Tripon Pass Formation silty micrite. Additionally, indications of a second stratigraphic host to mineralization at the Pinion area were identified in several 2015 drill holes north of the Pinion Deposit, which was named the Sentinel Zone for the carbonate host unit, which occurs stratigraphically below the more typical Devils Gate – Tripon Pass stratigraphic horizon. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and an updated 2016 Pinion Resource (as defined below).

Thirteen (13) drill holes were completed at the Dark Star target area located in the southern portion of the Railroad-Pinion Project during 2015 which also identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The final 2015 drill hole at Dark Star was a core hole (DS15-13, which twinned RC hole DS15-11) that identified multiple significant intersection of gold mineralization approximately 500 m north of the Dark Star Main zone. This included a lower zone that averaged 1.60 g/t Au (0.047 oz/st) over 96.96 m (318 ft) core length, and was identified as the new Dark Star North zone.

Finally, four drill holes (1,437 metres core and 214 metres RC) were completed in 2015 at the North Bullion target in the northern Railroad portion of the property designed to test west-northwest and north extensions of higher grade gold mineralization within the lower collapse breccia zone discovered by the Company in 2012. Two of three holes that reached target depth at North Bullion returned significant intercepts that expanded the known gold mineralization to the northwest. Highlight results include 3.53 g/t Au over 12.4 m within a thicker interval of 1.68 g Au/t over 74.4 m core length in hole RR13-13. The gold intercepts and strong alteration observed confirmed the west-northwest trend to the high grade lower gold zone at North Bullion where sufficient data now exists to warrant an initial mineral resource estimate. The fourth drill hole was lost before testing its intended target. The North Bullion mineralized zone remains open in a number of directions and warrants further drilling.

Exploration expenditures by Gold Standard for the Railroad-Pinion Project in 2015 totalled $8,270,739.

Pinion and Dark Star Resource Estimates

Since acquiring and consolidating the Railroad-Pinion Project, Gold Standard has undertaken an aggressive exploration strategy aimed at delineating NI 43-101 mineral resources at several of the pre-existing and newly discovered prospects. Maiden NI 43-101 mineral resource estimates were completed at the Pinion Deposit in September, 2014 (see 2014 Pinion Resource Report, Dufresne et al) and the Dark Star Deposit in March, 2015 (see 2015 Dark Star Resource Report, Dufresne et al).

Based upon the results of drilling at the Pinion Project during late 2014 and throughout 2015, APEX constructed a NI 43-101 resource update for Pinion (the “2016 Pinion Resource”) in early 2016 (2016 Pinion Resource Report, Dufresne and Nicholls) which includes an “indicated” mineral resource of 31.61 million tonnes at a grade of 0.62 g/t Au totaling 630,300 ounces of gold (representing an approximate 49% increase in gold versus the 2014 Maiden Pinion Resource) and a revised “inferred” resource of 61.08 million tonnes at a grade of 0.55 g/t Au totaling 1,081,300 ounces of gold (representing an approximate 6% increase in gold versus the 2014 Maiden Pinion Resource). The 2016 Pinion Resource also includes an update to the estimated “inferred” silver resource, which is comprised of 92.69 million tonnes at an average grade of 4.16 g/t Ag totaling 12,401,600 ounces of silver representing a nearly 32% increase in silver versus the 2014 Maiden Pinion Resource. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates” herein for further details regarding the Company’s 2016 updated resource estimate for the Pinion Deposit.

The 2015 Maiden Dark Star Resource is located in the southeast part of the Pinion Project area, approximately 3 km (2 miles) east of the Pinion Deposit, and includes an “inferred” mineral resource of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates” below for further details regarding the 2015 Maiden Dark Star Resource.

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources at the Pinion and Dark Star Deposits as indicated or measured mineral resources, however, it is reasonably expected that the majority of the inferred mineral resources at the Pinion and Dark Star Deposits could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of these mineral resources will be converted into a mineral reserve in the future.

2016 Exploration

During 2016, the Company continued to aggressively explore the Railroad-Pinion Project completing 84 RC, core and combination drill holes (RC with specific cored intervals) in multi-phase drill programs totaling 36,175.8 metres (118,687 feet) at, inter alia, the Dark Star Deposit, the Pinion Deposit, North Bullion and Bald Mountain. The 2016 drill program resulted in new gold discoveries:

•	significant gold intersections at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Main deposit. Geological modelling and resource estimation is currently underway for the combined Dark Star Deposit (Dark Star Main and Dark Star North zones).
•	significant gold intersections at a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;
•	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and

•	significant gold intersections at the North Bullion prospect extended the known zone of mineralization to the north and northwest.

Drilling in 2016 focused primarily on the Dark Star Deposit with the Company completing 40 drill holes totalling 17,850 metres (58,563 feet) to test the Dark Star Main Zone, the Dark Star North target and other target areas to the south along the Dark Star Corridor (“DSC”). Drilling at the Dark Star Main Zone was designed to extend zones of known mineralization to the west and northwest and provide additional ‘in-fill’ data, and material for metallurgical testing. Drilling at the Dark Star North target area and to the south along the DSC was designed to test around the initial Dark Star North discovery holes including the core intersection in hole DS15-13 (15.4 metres of 1.85 g Au/t and 97.0 metres of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

A number of additional mineralized intersections in drill holes completed at the Dark Star Deposit area extended the known zone of mineralization to the west and northwest. The most significant highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Dark Star Deposit into the new Dark Star North area. Additional results from the 2016 drill program highlighted the gold potential of the entire DSC.

At Pinion, the Company completed 25 drill holes totalling 8,053.7 metres (26,423 feet) designed to extend known zones of mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing, and test not only the top of the Devonian geological contact but also other units within the Devonian stratigraphy. The program resulted in several significant gold intersections (averaging greater than 0.14 g/t gold) in the West-southwest Pinion Deposit zone. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone, stratigraphically below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west. Two exploratory drill holes west of the Pinion Deposit area were also completed to test recently generated geophysical (+/- geochemical) anomalies and for potential near-surface repetitions of the prospective Devils Gate Formation stratigraphy. Samples collected from hole PIN 16-11 northwest of the Pinion Deposit area did not return any significant gold assays and samples from hole PIN 16-12 completed at the Irene target area returned a single anomalous 6.1 metre (20 feet) interval of 0.16 g/t Au (0.005 oz/st).

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates (“Kappes Cassiday”) in Reno, Nevada on drilling samples from the Pinion Deposit. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas collected from large diameter (PQ) core drill holes completed during 2016 has been sent to Kappes Cassiday in Reno for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

At Railroad, the Company completed 19 RC and RC/core combination drill holes totalling 10,272.1 metres (33,701 feet) including step-out drilling and the testing of new targets at Bald Mountain, North Bullion and the Cherry Springs areas. Significant time and cost savings were made by collaring all drill holes with RC drilling prior to switching to core drilling to test the target zones. Samples collected from drill holes completed at Bald Mountain returned anomalous gold and base metal assays and drill holes completed at North Bullion extended mineralization some 180 metres to the north from previous drill intersections. Samples collected from the drill holes completed within the Cherry Springs target area did not return any significant gold assays.

Additional work in 2016 included detailed geologic mapping at Dark Star, a ground CSAMT survey of the DSC area and petrographic analysis of drill samples from the Dark Star Deposit. Contrasting to previous years, the Company did not collect any rock, soil, or scoop samples in 2016.

The Company incurred exploration expenditures for the Railroad-Pinion Project totalling $19,230,162 in 2016.

2017 Exploration Program

Commencing in the second quarter of 2017, the Company intends to carry out the exploration program for the Railroad-Pinion Project recommended in the 2017 Railroad-Pinion Report. The Company has budgeted approximately US$17,102,500 from the net proceeds of the February 2016 and October 2016 Private Placements (see “Recent Financings” below) towards aggressively exploring and drilling the Pinion and Dark Star Deposits aimed at expanding and improving the confidence in the existing mineral resources and following up on a number of targets identified by prior exploration from 2010 to 2015 at the Railroad Project.

The 2017 Railroad-Pinion Report recommends an aggressive exploration program encompassing a total of 48,800 metres (160,100 feet) of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star Deposit areas and at a variety of other targets across the Railroad-Pinion Project area for a total cost of US$11,086,500. Other recommended property wide activities include geological mapping, geochemical sampling and ground geophysical surveys. Further metallurgical test work along with geological modelling leading to updated resource estimates at both the Pinion Deposit and Dark Star Deposit (which will incorporate all 2015 and 2016 drill results from Dark Star North and Dark Star Main) is also recommended. Finally, preliminary engineering and environmental studies culminating in a preliminary economic assessment that includes both Pinion and Dark Star is warranted. The estimated cost to conduct such geological, geophysical, engineering and environmental studies and other work is US$4,897,000, which includes approximately US$905,000 in property maintenance payments, yielding an overall budget to complete the recommended work of US$17,102,500. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada – Recommendations” for further details of the exploration program recommended in the 2017 Railroad-Pinion Report. The overall budget for the exploration program recommended in the 2017 Railroad-Pinion Report does not include the holding costs and maintenance fees associated with the acquisition of the 2017 Lands by the Company announced March 23, 2017 which are estimated at an additional US$319,914 per annum. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project – Dark Star Deposit and Dixie Creek Prospect” above.

The Company intends to fund the costs of the recommended exploration program from the remaining proceeds of the February 2016 Private Placement and the net proceeds of the October 2016 Private Placement. See “Recent Financings” below.

As of the date of this AIF, the Company controls sufficient ground and has sufficient permitting to access the Railroad-Pinion Project and proceed with the exploration program recommended in the 2017 Railroad-Pinion Report and the Company is not aware of any significant factors or risks which will limit its right or ability to perform such work on the Railroad-Pinion Project. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Environmental Liabilities and Permits”.

In addition, the Company’s historical average monthly burn rate (exclusive of claim maintenance fees and taxes, property lease and/or advance royalty payments, exploration expenditures and management bonuses) is approximately $487,000. Management believes that the remaining proceeds from the February 2016 Private Placement and net proceeds from the October 2016 Private Placement will be sufficient to satisfy the Company’s general and administrative and working capital requirements throughout 2017 and 2018, after which time the Company may require additional capital to continue operations and maintain and explore its properties. If additional financing is raised by the issuance of shares from treasury of the Company, control of the Company may change, security holders will suffer additional dilution and the price of the Company’s Common Shares may decrease. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s Railroad-Pinion Project or even a loss of property interests. See Item 8 “RISK FACTORS”.

The foregoing scientific and technical content and interpretations contained in this Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS” have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Recent Financings

On March 5, 2014, the Company completed a private placement of 15,188,495 units at a price of $0.72 per unit for gross proceeds of $10,935,716 (the “2014 Private Placement”), of which 13,858,495 units were sold by a syndicate of agents lead by Macquarie Capital Markets Canada Ltd. (“Macquarie”) and including Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc. who were paid an aggregate cash commission of $758,687 and reimbursement of expenses for their services in connection with the 2014 Private Placement. An additional finder's fee of $10,800 cash was paid to a third party finder in connection with the 2014 Private Placement.

On August 19, 2014, the Company completed a short form prospectus offering of 9,850,000 Common Shares at a price of US$0.64 per share to the public in certain provinces of Canada and the United States for gross proceeds of US$6,304,000 (the “2014 Public Offering”) through a syndicate of underwriters lead by Macquarie and including Loewen Ondaatje McCutcheon USA Limited, Tempest Capital Corp. and H.C. Wainwright & Co., LLC. The underwriters were paid an aggregate underwriting fee of US$378,240 and reimbursement of expenses for their services in connection with the 2014 Public Offering.

On February 3, 2015, the Company completed a further short form prospectus offering of 19,032,000 Common Shares at a price of US$0.47 per share to the public in certain provinces of Canada and the United States for gross proceeds of US$8,945,040 (the “2015 Public Offering”) through a syndicate of underwriters lead by Macquarie and including H.C. Wainwright & Co., LLC. The underwriters were paid an aggregate underwriting fee of US$536,702.40 and reimbursement of expenses for their services in connection with the 2015 Public Offering.

On May 20, 2015, the Company completed a private placement of 24,997,661 Common Shares at a price of $0.65 per share for gross proceeds of $16,248,480 (the “2015 Private Placement”) with a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX:OCG) (“Oceana”). It is a term of the 2015 Private Placement that as long as Oceana owns not less than 9.9% of the issued and outstanding Common Shares of the Company, Oceana will be entitled to:

•	request the formation of a technical committee of the Company consisting of at least four members with the appointment of one representative by Oceana;
•	participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding common shares of the Company (the “Oceana Participation Right”); and
•	a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of the Company.

Strategic equity investment and/or finder’s fee totalling $853,045 were paid to certain arm’s length advisors and finders including Macquarie in connection with the 2015 Private Placement.

On February 9 and 12, 2016, the Company completed a private placement of 29,931,931 Common Shares at a price of $1.00 per share for gross proceeds of $29,931,931 (the “February 2016 Private Placement”) with Goldcorp Inc. (TSX/NYSE:G) (“Goldcorp”) and Oceana. Goldcorp purchased a total of 16,100,000 Common Shares for an aggregate purchase price of $16,100,000 and Oceana exercised its Oceana Participation Right to increase its equity ownership interest to 19.9% by purchasing an additional 13,831,931 Common Shares for a total of $13,831,931.

It is a term of Goldcorp’s subscription agreement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding Common Shares of the Company Goldcorp shall be entitled to:

•	receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including, but not limited, reasonable access to the Company’s scientific and technical data, work plans and programs, permitting information, results of operations and technical personnel from time to time; and
•	participate in any future equity financings of the Company (the “Goldcorp Participation Right”) in order to:

(i)	maintain its then equity ownership interest in the Company; and/or
(ii)	increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding Common Shares of the Company, provided that the purchase price per Common Share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price (“VWAP”) of the Common Shares on the TSXV for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%, rounded up or down to the nearest whole cent.

Goldcorp is subject to standstill restrictions prohibiting Goldcorp, subject to certain terminating events, from making a takeover bid or tender offer or entering into any agreement, arrangement or understanding or submitting a proposal for, or offer of (with or without conditions) any business combination or extraordinary transaction involving the Company or any affiliate of the Company or any of their respective securities or assets for a period of one year from the closing of the February 2016 Private Placement or, in the event of a Subsequent Financing, one year from the closing of the Subsequent Financing.

In addition, for so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding Common Shares of the Company (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than one (1%) percent of the Company’s then issued and outstanding Common Shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days. Oceana agreed to a similar restriction with respect to any sales of its Common Shares of the Company exceeding more than one (1%) percent of the Company’s then issued and outstanding Common Shares in any 30 day period in conjunction with its exercise of the Oceana Participation Right under the February 2016 Private Placement.

Strategic equity investment and/or finder’s fee totalling $1,335,597 were paid to certain arm’s length advisors and finders including Macquarie in connection with the February 2016 Private Placement.

During February and the first half of March, 2016, the Company issued an additional 7,468,804 Common Shares at a price of $1.00 per share for gross proceeds of $7,468,804 pursuant to the exercise of share purchase warrants and 795,000 Common Shares at a weighted average price of $0.70 per share for gross proceeds of $558,850 upon the exercise of stock options.

On October 28, 2016, the Company completed a private placement of 12,036,436 Common Shares at a price of $3.17 per share for gross proceeds of $38,155,502 (the “October 2016 Private Placement”) with, among others, Goldcorp. Goldcorp acquired an additional 4,731,862 Common Shares pursuant to the exercise of the Goldcorp Participation Right for an aggregate purchase price of $15,000,003 thereby increasing its equity ownership interest in the Company to 22,903,362 shares or 10.28% of the issued and outstanding shares of the Company as of March 29, 2017.

An advisory fee of 5% on the placement of 9,636,436 Common Shares and 2.5% on the placement of 2,400,000 Common Shares was paid to Macquarie, Cormark Securities Inc., BMO Nesbitt Burns Inc., Medalist Capital Ltd. and PI Financial Corp. in connection with the October 2016 Private Placement.

As of March 30, 2017, there were 6,909,550 stock options to purchase up to an aggregate of 6,909,550 Common Shares at a weighted average exercise price of $0.95 per share expiring from June 1, 2017 to September 29, 2021 and no warrants outstanding.

U.S. Registration

The Company is also a reporting issuer in the United States and required to file disclosure reports with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Stock Exchange Listings

The Common Shares of the Company are listed for trading on Tier 1 of the TSXV and the NYSE-MKT under the symbol “GSV”.

5.3       Significant Acquisitions and Dispositions

5.3.1       Significant Acquisitions

Strategic Investment in Battle Mountain Gold Inc.

On May 6, 2016 the Company acquired, by way of private placement (the “BMG Placement”), a total of 10,481,435 common shares representing 19.9% of Battle Mountain Gold Inc. (“Battle Mountain”) at a price of $0.35 per share for a total subscription price of $3,668,502.25.

Battle Mountain is a reporting issuer listed for trading on the TSXV under the symbol “BMG” which owns a 60% interest and has an option to earn the remaining 40% interest in the 5,500 acres Lewis gold project located in Lander County, Nevada within the Battle Mountain trend (the “Lewis Gold Project”). The Lewis Gold Project is directly contiguous with the Fortitude-Phoenix mine placed into production by Newmont Mining Corporation in late 2006. The proximity of Newmont’s Fortitude-Phoenix mine to the Lewis Gold Project is not necessarily indicative of the gold mineralization within the Lewis Gold Project.

Pursuant to the BMG Placement, the Company also acquired share purchase warrants (the “BMG Warrants”) to purchase up to an additional 5,240,717 common shares of Battle Mountain (the “BMG Warrant Shares”) for a period of two years at a price of $0.37 per BMG Warrant Share, subject to the following special rights and restrictions:

●	the Company is prohibited from exercising any BMG Warrants that would result in the Company owning 20% or more of the then issued and outstanding common shares of Battle Mountain until such time as the shareholders of Battle Mountain (the “BMG Shareholders”) have approved the creation of the Company as a new control person of the Battle Mountain;
●	Battle Mountain must use any and all proceeds from the exercise of BMG Warrants to fund a buy-down (the “Royalty Buy-Down”) of certain existing royalties against the Lewis Gold Project (collectively the “Lewis Gold Royalty”);
●	the Company may advance monies or common shares of the Company directly to the holder of the Lewis Gold Royalty (the “Royalty Holder”) from time to time for the purposes of funding the Royalty Buy-Down, and any such monies or shares will be applied towards the exercise of BMG Warrants; and
●	any BMG Warrants in excess of the total aggregate number of BMG Warrants required to fund the Royalty Buy-Down in full will be cancelled.

Battle Mountain obtained shareholder approval for the creation of the Company as a control person of Battle Mountain in June, 2016 and on or about August 26, 2016, the Company advanced a total of $2,355,235.29 (US$1,850,000) (the “Royalty Advance”), by way of $1,177,605.85 (US$925,000) cash and 532,864 common shares of the Company at a deemed price of $2.21 per share, directly to the Royalty Holder on behalf of Battle Mountain in consideration for the Royalty Holder reducing the Lewis Gold Royalty on gold and silver from 5% to 3.5% and converting such royalty from a “gross” royalty to a “net smelter returns” royalty. In exchange therefor, Battle Mountain credited $1,939,065.29 of the Royalty Advance towards the exercise price of the BMG Warrants and issued the Company a total of 5,240,717 Warrant Shares at a price of $0.37 per Warrant Share. On September 16, 2016, Battle Mountain issued the Company a further 885,468 common shares at a deemed price of $0.47 per share (the “BMG Debt Shares”) in settlement of the remaining Royalty Advance in the amount of $416,170 ($2,355.235.29 - $1,939,065.29).

Under the terms of the buy-down agreement with the Royalty Holder, the Company and Battle Mountain also have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon payment of a further US$250,000.

As a result of the BMG Private Placement, the exercise of the BMG Warrants and the issuance of the BMG Debt Shares, the Company owns a total of 16,607,620 common shares or 27.58% of the issued and outstanding shares of Battle Mountain as of March 29, 2017.

The Company acquired its common shares of Battle Mountain as principal for strategic investment purposes and it is a term of the BMG Private Placement that the Company vote its shares of Battle Mountain in accordance with the recommendations of Battle Mountain’s board of directors for a period of 18 months from closing and give Battle Mountain prior notice of any sales of shares exceeding 2% of Battle Mountain’s then issued and outstanding shares in any 15 day period for so long as the Company owns not less than 9.9% of Battle Mountain’s issued and outstanding shares.

5.3.2        Dispositions

As part of a strategic decision by the Board to focus the Company’s management and financial resources on the further exploration and development of the Railroad-Pinion Project, the Company abandoned its interests in and terminated all underlying leases to its non-core early stage exploration assets, being the Safford-CVN, East Bailey and East Camp Douglas Projects, in April 2015. As a result thereof, the Company wrote off its remaining interests in the Safford-CVN and East Bailey Projects totaling $370,019 and the East Camp Douglas Project totaling $533,063 in the fiscal year ended December 31, 2015.

Save and except as aforesaid, no significant acquisitions or dispositions have been completed by the Company since the commencement of its financial year ended December 31, 2016 for which disclosure is required under Part 8 Business Acquisition Report of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Administrators.

item 6: description of the Business

Summary

The Company is a mineral exploration company engaged, indirectly through its subsidiaries, in the acquisition and exploration of mineral properties in Nevada, U.S.A. The Company is in the exploration stage as none of its properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors. See ITEM 13 “DIRECTORS AND OFFICERS”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 8 “RISK FACTORS – The Company’s competition is intense in all phases of its business” below.

Cycles

Currently, the Company’s business is not significantly affected by cyclical or seasonal changes. However, given the general weather conditions and exploration season in North Central Nevada, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Environmental Protection

The current and future operations of the Company, including potential development activities on its Railroad-Pinion Project or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standard, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, Nevada.

As of March 30, 2016, the Company engaged the full time services of 7 geologists and 1 office administrator based in the Company’s Nevada office (December 31, 2016 - 5 geologists and 1 office administrator) and 6 persons at its Vancouver head office (December 31, 2015 – 6 persons). As operations require, the Company also retains geologists, engineers, and other consultants on a short term or per diem basis in Vancouver and Nevada and in the field at its Railroad-Pinion Project. Save and except as disclosed elsewhere in this AIF, the Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company’s Railroad-Pinion Project is located in Nevada and the Company maintains a branch office in Elko County, Nevada.

Reorganizations

The Company has not completed any reorganization within the three year period preceding the date of this AIF.

item 7: MATERIAL MINERAL PROJECT

Railroad-Pinion Project, Elko County, Nevada

The Company’s material mineral project is the Railroad-Pinion Project located in Elko County, Nevada. The following scientific and technical disclosure regarding the Railroad-Pinion Project has been extracted or derived from information contained in the 2017 Railroad-Pinion Report, except where otherwise noted. In addition, all figures and tables included under this Item 7 “Material Mineral Project” have been extracted from the 2017 Railroad-Pinion Report. A complete copy of the 2017 Railroad-Pinion Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Property Description and Location

The Railroad–Pinion Project straddles the Piñon Range in the Railroad Mining District at the southeast end of the Carlin Trend, a northwest-southeast trending belt of prolific gold endowment in northern Nevada.

As of March 17, 2017, being the effective date of the 2017 Railroad-Pinion Report, the Company had effective control of the mineral rights for 35,669 gross acres (14,434 gross hectares) and, with partial interests taken into consideration, 32,523 net acres (13,161 net hectares) of land in Elko County, Nevada. Gold Standard owns, or otherwise controls, fully 100% of the subsurface mineral rights on a total of 18,786 acres (7,602 hectares) of land held as patented and unpatented mineral lodes (claims) within the Railroad-Pinion Project area as shown in Figure 4.1 below. Also included in the Railroad-Pinion Project area is a total of 16,883 gross acres (6,832 gross hectares) of private lands on which Gold Standard’s ownership of the subsurface mineral rights varies from 49.2% to 100% yielding a net position of 13,737 gross acres (5,559 gross hectares). The mineral rights for these private lands are secured through a variety of contractual agreements including surface use and conditional purchase option agreements and mining/mineral lease agreements. Gold Standard is pursuing the minority interest in key private land parcels where it holds less than a 100% interest.

It should be noted that Figure 4.1 below shows the actual detailed boundary of Gold Standard’s Railroad-Pinion Property as of March 17, 2017. In subsequent sections of this Item 7 “Material Mineral Project” “simplified project boundaries” are used to illustrate the extents of what is referred to as the “Railroad Project area”, which roughly equates to the northern half of the Railroad-Pinion Project, and the “Pinion Project area”, which roughly equates to the southern half of the Railroad-Pinion Project. Readers are cautioned that these simplified project boundaries represent “areas of interest” and include some parcels of land for which Gold Standard does not currently possess any mineral rights. Thus, these simplified project boundaries are not to be confused with the actual Railroad-Pinion Project boundary as illustrated in Figure 4.1. All of the exploration work by Gold Standard described in this AIF was completed within the actual Railroad-Pinion Project boundary.

On March 23, 2017, the Company announced the acquisition and/or control, by way of mineral/mining lease agreements and staking, of the additional 2017 Lands over certain key gold exploration targets contiguous with, and to the south of, the Dark Star and Pinion Deposits. As a result of such acquisitions, the Railroad-Pinion Project now encompasses, as of March 30, 2017, approximately 52,731 gross acres (21,339 gross hectares) and, with partial interests taken into account, approximately 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada.

Patented claims, private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by the county. The estimated holding cost for the patented claims, private lands, and leased unpatented claims controlled by Gold Standard (after taking into account the 2017 Lands) is US$951,427 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of US$155 per claim to the BLM on or before August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 every year along with a filing fee of US$12.00 per claim plus a US$4.00 fee document charge. The 2016 filing is complete. Gold Standard’s estimated maintenance cost for their current package of unpatented lode claims (after taking into account the 2017 Lands) for 2017 and beyond is US$273,487 per annum.

Gold Standard controls sufficient ground and has sufficient permitting to access the Railroad-Pinion Project and continue future exploration programs. See “Environmental Liabilities and Permitting” below. As of the effective date of the 2017 Railroad-Pinion Report, no significant factors or risks were found which would limit the Company’s right or ability to perform work on the Railroad-Pinion Project.

Royalties and Agreements

Portions of the patented, unpatented and private lands of the Railroad-Pinion Project are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad – Pinion Project are provided on Figures 4.2 and 4.3 below.

Gold Standard holds its subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

•	1% NSR to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the Railroad Project acquired pursuant to the statutory plan of arrangement with JKR.
•	1.5% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group.
•	5% NSR to the owners of the undivided private mineral interests.
•	Gold Standard owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements. Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a five-percent (5%) NSR owed to the lessors of the leased property.
•	Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard. The TC claims are subject to the following royalties: (1) an unknown/unspecified NSR owed to "GSI, Inc., of Virginia"; and (2) a two-percent (2%) NSR owed to Waterton Global Value LP.
•	1% NSR to Aladdin Sweepstake Consolidated Mining Company on the portion of the Railroad Project acquired pursuant to the statutory plan of arrangement with JKR, specifically the PIN#1 to PIN#12 lode mining claims.

•	4% NSR to Allied Nevada for mining claims recently acquired by Gold Standard in Sections 34 and 36, Township 30N, Range 53E, and Sections 2 and 4, Township 29, Range 53E.
•	3% NSR to Peter Maciulaitis for certain mining claims in Sections 24 and 26, Township 30N, Range 53E.
•	3% NSR (relative to mineral interest) to Linda Zunino and Tony Zunino, Trustees of the Delert J. Zunino and Linda Zunino Family Trusts dated October 11, 1994, and a 3% NSR (relative to mineral interest) to John C. Carpenter and Roaseann Carpenter, husband and wife, on Section 23, Township 29N, Range 53E.
•	A 3% NSR to Nevada Sunrise LLC on the fourteen (14) WMH claims situated in Sections 1, 2, 3, and 11, Township 29N, Range 53E.

There is no current mineral production on the Railroad-Pinion Project.

 Figure 4.1: Property Map for the Railroad-Pinion Project.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
Legend
GSV Targets
Railroad-Pinion Property Boundary
Townships
Sections
GSV Mineral Claims
Patent Lodes
100% Mineral Interest
99.2% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Figure 4.2: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty (NSR) Encumbrances.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
Legend
GSV Targets
Townships
Sections
Railroad-Pinion Property Boundary
Project Areas
Railroad Project
Pinion Project
Net Smetler Royalty
0% on 100%
0% on 49.2% or 50%
2% on 100%
3% to 4% on 100%
3% on 49.2% or 50%
5% on 100%
5% on 99.2%
5% on 49.2% or 50%
2% plus an unspecified royalty
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Net Smelter Royalty Encumbrances
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Figure 4.3: Property Map Summarizing the Railroad – Pinion Net Profit Royalty (NPR) Encumbrances.

580000
590000
4490000
4480000
4470000
N
North Bullion
Railroad
Bald Mountain
PINE MOUNTAIN
PINE VALLEY
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
Legend
GSV Targets
Railroad-Pinion Property Boundary
Mineralized Zones
Townships
Sections
Net Profit Royalty Encumbrances
5% NPI on 50% not to exceed 2.5% NPI on 100%
Unspecified NPI royalty
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Net Profit Royalty Encumbrances
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Environmental Liabilities and Permits

A 12 square mile exploration Environmental Assessment (EA) (the “South Railroad Exploration EA”) covering several target areas, including the Pinion and Dark Star resource areas, was submitted to the BLM in December 2016. BLM approval of the EA is expected during the 2nd quarter of 2017.

The Company has drafted a Historic Properties Treatment Plan (HPTP) for archaeological sites within the Railroad Plan of Operations (see below). The draft HPTP is currently being evaluated by the BLM.

The following section discusses land use permitting and other regulatory information specific to the Railroad-Pinion Project.

•	Plan of Operations

The Company holds a Plan of Operations (“POO”) approved by the BLM covering 3,169 acres (2,620 acres of public land and 549 acres of private land; a total of 1,282 ha with 1,060 ha of public land and 222 ha of private land) of the Railroad Project within which exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 50 acres in phase I and an additional 150 acres in phase II. The Company has posted a reclamation bond of $211,685.

The Company also holds a POO for the Pinion Project allowing up to 17.16 acres of disturbance located in portions of sections 22 and 27, Township 30N, Range 53E, which provides access to multiple key exploration targets that the Company intends to pursue within the Pinion Project in the next several years. The Company has posted a reclamation bond of $90,849.

•	Notice Level

The Company had an approved BLM Notice of Intent (“NOI”) for the Railroad Project with a total planned disturbance of approximately 1.73 acres within the North Bullion target and the north to northeast extension of the Bullion Fault Corridor. This notice recently expired and the Company has applied for a new BLM Notice. Additional exploration in other outlying targets, including some in the Pinion Project, can also be addressed under separate Notice Level applications with lead times ranging from two to four weeks required to complete the applications and for the BLM to grant approval.

The Company currently has an approved BLM NOI for the Dark Star project with a total allowable disturbance of 4.72 acres. A financial bond of $25,955 has been approved and posted.

The Company currently has an approved BLM NOI for the Irene Project with a total allowable disturbance of 3.01 acres. A financial bond of $30,482 has been approved but not yet posted.

•	Private Land Disturbance

The Company obtained a reclamation permit for the Railroad Project area from the State of Nevada for disturbance greater than five (5) acres on private land allowing for up to fifty acres of surface disturbance.

The Company is currently operating under an interim reclamation permit for the Pinion Project area issued by the State of Nevada for disturbance greater than five (5) acres on private land that allows up to eleven (11) acres of surface disturbance. The permit covers portions of sections 21 and 27 (not included in the Pinion POO), Township 30N, Range 53E.

The Company is permitted to operate on Section 25, Township 30N, Range 53E at Dark Star provided that it keeps the total disturbance to less than 5 acres at any given time.

•	Water Pollution Control Permit

The Company has received a water pollution control permit for the North Bullion project that includes Pinion. The permit has a five year duration.

Accessibility, Climate, Local Resources, Infrastructure and Physiology

•	Accessibility

The Railroad–Pinion Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, and 290 road miles (467 km) east of Reno, Nevada. The project is located between 8 and 18 miles (13 and 29 km) south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.

Primary access to the Railroad-Pinion Project area is by a series of paved and gravel roads from Elko, Nevada (population 18,300). The project can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 15 miles (24 km). At Ferdelford Canyon an all-weather, 15 mile-long (24 km) gravel road leads east to the Railroad Project. The Pinion Project area is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. Alternatively, the Railroad-Pinion Project area may be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road.

At both the Railroad and Pinion Projects, historic and/or recently-created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

•	Site Topography, Elevation and Vegetation

Northern Nevada lies within the Basin and Range physiographic province, an area characterized by flat, lacustrine-gravel-volcaniclastic-volcanic filled valleys bounded by generally north-south trending mountain ranges. The Railroad-Pinion Project area is located within the Piñon Mountains at elevations ranging from 5,800 feet (1,770 m) above sea level on the north and east sides, to nearly 8,700 feet (2,650 m) above sea level in the central portion of the Project. Lower elevations are typified by gentle, rolling hills with little to no bedrock exposure. Higher elevations are characterized by steeper slopes and cliffs, deeply incised drainages, and an increase in bedrock exposure.

Vegetation is consistent with a high desert climate and consists of sagebrush, rabbitbrush, cactus, and bunch grass communities. Cottonwood trees are confined to drainage bottoms and near springs. Pinyon pine, juniper, mountain mahogany and aspen trees grow at higher elevations.

•	Climate

The Railroad-Pinion Project area has a relatively dry high desert climate. January maximum and minimum temperatures average approximately 34.4°F and 19.6°F, respectively. July maximum and minimum temperatures average 83.1°F and 58.2°F, respectively. January and July precipitation averages 1.13 inches and 0.41 inches, respectively, while average total precipitation is approximately 12.09 inches. Average annual snowfall for Carlin is approximately 30 inches. Precipitation varies dramatically with changes in elevation and season.

Rainfall in the region is generally light, infrequent and may be associated with dry lightning between May and October. Moist airflow from the south brings ‘monsoon’ rains from July through September. A small number of these storms may carry heavy rains that cause localized flooding in creeks and drainages.

Winter snow and spring runoff may temporarily limit access with respect to drilling and other geological fieldwork activities between November and April each year, but are not considered to be significant issues.

•	Local Resources and Infrastructure

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century. Elko is a full service community that includes housing; motels; food and restaurants; clinics and a hospital; a regional airport with daily flights to/from Salt Lake City, Utah; interstate highway and railway access; local, state and federal government offices; skilled and experienced labor for the exploration and mining industry; and schools (K-12 and a community college). In this part of Nevada, there is a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Railroad-Pinion Project is located in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp along the ‘Carlin Trend’. These mine sites also include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Railroad-Pinion Project, water is available proximal to the drilling operations. For communications, 4G cellular network is available in select locations. High voltage electrical transmission lines are located six miles from the project area.

The Railroad-Pinion Project has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

History

•	Railroad Project Historic Exploration

The Railroad Mining District, also known as the Bullion or Empire City district, was established in 1869. Initially ore was shipped to Chicago and San Francisco. In 1872 a smelter was completed at the nearby town of Bullion. Beginning in 1905 shipments from operating mines, old dumps, and slag were shipped to Salt Lake City (Ketner and Smith, 1963).

U.S. Geological Survey data published by Ketner and Smith (1963) suggests that, although historic production records are not very reliable for the period between 1869 and 1905, the estimated the total value of production through 1956 was $2 million using the value of the commodity (i.e. gold, silver, copper, lead and zinc) produced for the year it was produced.

The early production in the district focused on silver, lead, and copper from numerous underground mines on the northern flank of Bunker Hill exploiting replacement and skarn-type deposits in marbleized and dolomitized rocks. There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910 and until the mines quit producing in the 1960’s zinc became the prominent metal mined (LaPointe et al., 1991).

Modern exploration began in 1967 when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining launching a 45 year period of surface sampling, geophysics, geological mapping, and surface drilling. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

Since 1967, 15 companies have explored in the Company's Railroad Project area completing 382 drill holes and collecting 6,260 soil samples and 3,508 rock samples:

•	Selco	•	Mirandor
•	El Paso/LLE	•	Kinross
•	Placer Amex	•	Manhattan Mining Company
•	AMAX	•	Corona/Pezgold
•	Homestake (LabradorEx)	•	Newmont
•	Nicor	•	Barrick
•	Westmont	•	Teck
•	Ramrod

The copper and molybdenum bearing nature of the multiphase intrusives was documented starting in the late 1960’s. Sampling and the understanding of skarn related gold in Nevada led to further exploration and better intercepts in drilling in the historic skarn/replacement portion of the Railroad Project. During the course of these work programs the ongoing exploration advanced the understanding of the geologic controls on the Railroad Project leading finally to the sediment-hosted gold exploration programs.

•	Railroad Project Historic Resource Estimates

Historical resource estimates exist for certain areas within the Railroad Project, most notably the “POD” or “Railroad Deposit” located within the “Railroad Fault” target (see "Mineralization - Railroad Fault" below). However, the authors of the 2017 Railroad-Pinion Report caution that these historic mineral resource estimates are non-NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014) and readers should not treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas at the Railroad Project and as a guide to future exploration. A thorough review of all historic data performed by a “qualified person” as defined in NI 43-101, along with additional exploration work to confirm results, would be required in order to produce a current and compliant mineral resource estimate for the POD (Railroad) Zone. To date, there has been no production from the resources described by these historical estimates.

Kuhl (1985) presented the first calculations for the gold contained within the POD (Railroad) deposit (see Table 6.2 below). He used a polygonal process with rectangular blocks under the following parameters:

•	Data projected half way to the adjoining drill hole or 100 feet
•	Inclusion of intercepts less than 0.03 opt gold if the outlying intervals brought the overall average to equal 0.03 opt gold
•	Minimum 10 foot intercept in the drill hole
•	All calculations made using fire assay intervals
•	No stripping ratio calculated
•	No metallurgical recovery information utilized

Bartels (1999) recalculated the gold contained within the POD (Railroad) deposit (see Table 6.2 below) utilizing a cross-sectional method with 58 holes on 27 cross sections spaced 100 feet apart through the POD (Railroad) area with the following assumptions:

•	Tonnages were calculated using a 13.5 cubic feet per ton density factor
•	Assay values include silver credits, at a 60:1 ratio
•	Compositing of assay values was done according to the following conventions:
•	Intervals of low grade (<0.030 opt Au) up to 15 feet thick, bound on both sides by >0.030 opt Au values were included within the ore envelope only if the average of the low grade and the upper and lower bounding values was greater than or equal to 0.030 opt Au.
•	No cropping of high assay values was done, all assays taken at face value.
•	Volumes were determined by projecting the contoured ore areas 50 feet either side of the section plane.
•	An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the ore envelope.
•	Average grade was assigned to the respective volume and contained ounces were calculated.

Table 6.2: Historic Resource Estimates for Railroad Project.

Resource Area	Tons	Tonnes	Average Grade		Contained Ounces Au	Cut-off Grade		Reference
			Au opt	Au ppm		Au opt	Au ppm
POD	1,197,400	1,086,280	0.090	3.09	107,766	0.030	1.03	Kuhl, 1985
POD	1,400,000	1,270,080	0.080	2.74	112,000	0.020	0.69	Kuhl, 1985
POD	1,006,665	913,250	0.089	3.05	89,731	0.030	1.03	Bartels, 1999

*The mineral resource estimates summarized in Table 6.2 are non–NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of the 2017 Railroad-Pinion Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the POD (Railroad) Zone at the Railroad Project.

•	Pinion Project Historic Exploration

Exploration activity at the Pinion Project area dates back to the discovery of the Pinion prospect in 1980 by Newmont with the majority of the historic work being conducted in the late 1980s and early to mid-1990s. The exploration history for the Pinion Project overlaps somewhat with that of the adjacent Railroad Project area as portions of the two project areas have been operated by the same company in the past.

The historical work completed at the Pinion Project identified a significant zone of Carlin-type gold mineralization at the Pinion Deposit (section 22 and 27, T30N, R53E), as well as an additional zone of mineralization at the Dark Star Deposit (section 25, T30N, R53E).

•	Pinion Historic Drilling

The majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit located in sections 22 and 27 of Township 30 North, Range 53 East (Mount Diablo Meridian). Section 22 hosts the mineralized and outcropping Main Zone and North Zone, which are the near-surface shallow portions of the Pinion Deposit (which has also been referred to historically as the South Bullion or Trout Creek Deposit). Pinion gold mineralization extends southeast, plunging shallowly, into section 27 following the Pinion anticlinorium and the contact between the faulted Mississippian Webb Formation siltstones and the underlying Devonian Devils Gate Formation limestone. Additionally, historic drilling has been conducted in section 25 (T30N, R53E) at the Dark Star Deposit.

In total 385 drill holes have been completed at the Pinion Deposit, and immediate area, between 1981 and 2007 (McCusker and Drobeck, 2012). The majority of the holes were completed by reverse circulation drilling with minor diamond (core) drilling completed by Royal Standard in 1996 and 2007.

To date, historic exploration conducted in the Pinion Project area has identified two areas of gold mineralization at the Pinion and Dark Star Deposits.  The Pinion Deposit comprises two discreet zones of mineralization (Main Zone and North Zone) with the majority of the historic drilling having been completed at the Main Zone including the jasperoid breccia outcrops located near the southern boundary of section 22 (T30N, R53E).  Historic drilling has intersected and extended the Main Zone gold mineralization well into section 27 to the southeast.  The North Zone is located approximately 1000 ft (~300m) north east of the jasperoid outcrops of the Main Zone.

The Main Zone of the Pinion Deposit trends southeasterly, is approximately 4,800 feet (1.46 km) long and ranges from 500 feet to 1,100 ft (150 to 330 m) in width with vertical thickness ranging between 50 feet and 500 ft (~15 to 150 m). Mineralization has been intersected to a depth of about 600 feet (180 m) below surface. The North Zone of the Pinion Deposit is approximately 1,100 feet (300 m) long (along a roughly north-south trend), ranges from 150 to 230 feet (45 to 70 m) wide and ranges in vertical thickness between 120 feet and 450 feet (~35 to 135 m).

The gold zone at Pinion occurs in dissolution collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and the underlying calcarenite and limestone of the Devils Gate Formation Limestone. Important structural controls are west-northwest and north to northeast striking folds and faults.

•	Pinion Historic Resource Estimates

Several historic mineral resource estimates have been completed by a variety of companies over several years for the Pinion Deposit, as well as the nearby (~2 miles east) Dark Star prospect, within the Company's Pinion Project area. A review of the historical data within the Pinion Project drill hole database conducted by APEX did not identify any significant issues. Where issues were found, original data was reviewed and the database was corrected.

The reader is cautioned that the historic mineral resource estimates for the Pinion Deposit discussed in the 2017 Railroad-Pinion Report are non-NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and are not consistent with current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014). The authors of the 2017 Railroad-Pinion Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. The historic resources have been included in the 2017 Railroad-Pinion Report simply to summarize previous work at the Pinion Project and to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project area. The reader is referred to the 2017 Railroad-Pinion Report for the details of the historic mineral resource estimates for the Pinion Deposit.

It should also be noted that all historic estimates for the Pinion Project discussed in the 2017 Railroad-Pinion Report are now superseded by the recently completed NI 43-101 compliant mineral resource estimates for the Pinion Deposit as disclosed in the 2016 Pinion Resource Report and the Dark Star Deposit contained in the 2015 Dark Star Resource Report. See "Mineral Resources" below. With respect to the Pinion and Dark Star Deposits, a thorough review of all historic data has now been performed by a "qualified person", along with additional exploration and validation work, which has confirmed historical data that has been used to calculate current and compliant NI 43-101 mineral resource estimates for these deposits that are discussed in greater detail under "Mineral Resource Estimates" below.

•	Dark Star Historic Exploration and Drilling

The Dark Star Deposit (section 25, T30N, R53E) is located approximately 2.5 km east of the Pinion Main Zone. In 1990 rock and soil sampling identified anomalous surface geochemistry in the area of the Dark Star Deposit. Follow-up drilling in 1991 resulted in the confirmation of bedrock hosted mineralization at Dark Star.

Although the majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit, significant drilling has also been completed in Sections 24 and 25 (T30N, R53E) at and around the Dark Star Deposit. Drilling at the Dark Star Deposit and the immediate surrounding area was completed by a variety of companies including Crown Resources, Westmont, Exploration Mirandor, Kinross and Cyprus Amax. A total of 105 RC drill holes were completed between 1991 and 1999 (McCusker and Drobeck, 2012).

Historic drilling has identified an approximately north-south trending mineralization zone at the Dark Star Deposit named the Dark Star Corridor (DSC). The 1992 drilling defined a 300 ft (90 m) thick zone of generally lower grade (<0.025 opt [0.85 ppm] Au), somewhat bedding conformable mineralization (Calloway, 1992). The mineralization is open in three directions (north, east and west).

Anomalous gold mineralization at Dark Star has been intersected over an area 2,000 ft (610 m) along a north-south trend by up to 1,610 ft (490 m) in width and to a depth of 690 ft (210 m) below surface. The Dark Star mineralization is hosted in collapse brecciated debris flow conglomerate, bioclastic limestone and calcarenite of the Pennsylvanian Moleen and Tomera formations. In general, the Dark Star gold grades are lower than at Pinion and the mineralization appears to be less continuous although there are some excellent historic intersections including 0.044 opt (1.58 g/t) Au over 95 feet (28.96 m) in hole CDS-001 and 0.061 opt (2.1 g/t) over 250 feet (76.20 m) in hole CDS-053.

In 1994 Cyprus completed 9 drill holes east and northeast of the Dark Star Deposit. Between 1997 and 1999, Exploration Mirandor Inc. and Kinross completed a total of 24 drill holes designed to extend the Dark Star gold mineralization to the north into section 24.

•	Dark Star Historic Resource Estimates

Certain historical resource estimates for the Pinion Deposit included data from the Dark Star Deposit and while one such estimate is considered appropriate for disclosure as a historic resource estimate in the 2017 Railroad-Pinion Report there is insufficient information available to properly assess data quality, estimation parameters and standards by which exist such historic estimate was categorized and therefore it should not be relied upon. The reader is referred to the 2017 Railroad-Pinion Report for the details of the historic mineral resource estimates for the Dark Star Deposit.

The authors of the 2017 Railroad-Pinion Report caution that these historic mineral resource estimates are non-NI 43-101 compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation and readers should not treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates have only been included in the 2017 Railroad-Pinion Report to demonstrate the mineral potential of the Dark Star Deposit.

It should be noted that all historic estimates for the Dark Star Deposit discussed in the 2017 Railroad-Pinion Report are now superseded by the NI 43-101 compliant maiden mineral resource estimate for the Dark Star Deposit contained in the 2015 Dark Star Resource Report. See "Mineral Resources" below.

•	Dixie Creek Historic Exploration and Drilling

The Dixie Creek area, which is located 2 miles (3.6 km) south and southeast, respectively, of the Dark Star and Pinion Deposits, has been explored intermittently since 1980 by various operators. The majority of the historic exploration work conducted at the prospect has been regional to semi-detailed in nature.

In 1997, Cameco conducted rock sampling and prospect-specific IP geophysical surveys at the Pinion, Dark Star and Dixie Creek areas. The 1997 rock sampling at the Dixie Creek area was intended to examine in greater detail the nature of surface mineralization and to compare this data with the results of the recently completed drill holes at the prospect and a number of anomalies were identified. At the main Dixie Creek area, a group of 32 rock samples defined a distinct >1500 ppb Hg anomaly with elevated Au, As, Sb and Ag (Parr, 1999). This anomaly was found to roughly correspond with gold mineralization in the subsurface. Immediately to the north, a “North Dixie” anomaly was identified that was characterized by similar chemistry (elevated Hg, Au, As and Sb). Further north, a group of 15 rock samples collected between the Pinion and Dark Star areas defined a similar zone of geochemistry at the “CISS” area where 6 samples contained 20-135 ppb Au including As values up to 940 ppm, Sb up to 161 ppm and Hg up to 15 ppm.

In addition to the rock geochemistry program discussed above, Cameco also completed limited IP/Resistivity geophysical surveys at several prospects including the Dixie Creek area in 1997 and 1998. The IP/Resistivity surveys at Dixie Creek identified broad zones of contrasting high and low resistivity and corresponding zones of high chargeability (Parr, 1999).

The first documented drill program at the Dixie Creek prospect was conducted by Freeport McMoran in 1988 and 1989 during which time 25 holes were drilled in a joint venture with Crown Resources. In 1991 Crown Resources completed 4 RC drill holes and later Cameco completed 11 RC drill holes at the Dixie Creek prospect. The drilling identified a zone of low grade gold mineralization within Pennsylvanian siliciclastic and carbonate rocks similar in nature to the host rocks for gold mineralization at Dark Star. Highlights of the historic drilling at the Dixie Creek prospect are provided in the 2017 Railroad-Pinion Report.

Geological Setting and Mineralization

Work by the Company at the Railroad–Pinion Project is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the Company’s systematic approach to exploration and data analysis. However, the regional scale geological setting of the Railroad-Pinion Project area is relatively well understood as described below.

•	Regional Geology

The Railroad–Pinion Project is located along the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits and mineralization, and is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range as shown in the interpretive illustration of a longitudinal section of the "Four Windows" in Item 5.1 "GENERAL DEVELOPMENT OF THE BUSINESS - Overview" above. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin-style gold deposits (Jackson and Koehler, 2014).

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, which is the time of deposition of the oldest rocks observed in the area (Stewart, 1980). A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be coarse-grained and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits). The Carlin Trend sits proximal to the shelf-slope break, although this break was not static over time.

In Late Devonian through Middle Mississippian time, east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust. This regional fault placed western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In the 2017 Railroad-Pinion Report, the western facies are referred to as “allochthonous” whereas the eastern facies are “autochthonous”. As the result of this tectonism, the Mississippian and Pennsylvanian overlap assemblage of clastic rocks was deposited across the region (Smith and Ketner, 1975). Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo et al., 2002; Mathewson, 2001; Rayias, 1999; Smith and Kettner, 1975).

Multiple igneous intrusions occur along the Carlin Trend. The oldest igneous rocks are reported to be Late Triassic age (Teal and Jackson, 2002). Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike Deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous age Richmond Stock (quartz monzonite); the Eocene age Welches Canyon Stock; and hydrothermally-altered and locally gold-bearing felsic to mafic dikes/dike swarms of Tertiary (Eocene) age (Ressel, 2000).

Post-dating the Carlin-style gold mineralization are Eocene, Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, ash-flow tuff beds and tuffaceous sediments. Primarily rhyolitic in composition, the volcanic cover rocks comprise a bimodal suite also including rocks as mafic as basalt.

Tertiary crustal thinning (extension) commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism. This extension is generally east-west directed and is manifested in the Basin and Range physiography. The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension. The significant consequence of extensional faulting is the dismemberment and tilting of preexisting features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada. The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks. Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks. Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits. The extensional faulting distorts and dismembers preexisting features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

•	Local Geology

The core of the Pinon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks (Smith and Ketner, 1975). Folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range. Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens.

Railroad Geology

Since 2012, 24 additional samples of igneous (intrusive and extrusive) rocks from the Railroad Project area have been collected and dated by Christopher Henry of the Nevada Bureau of Mines and Geology, University of Nevada. This work was conducted to further investigate the igneous geology at the Railroad Project and its relationship to mineralization. Igneous rocks at the Railroad Project were emplaced and/or deposited during at least 4 distinct episodes between 38.9 and 37.5 Ma, with two possible major pulses at 38.4 and 37.8 Ma, that have produced at least 10 distinct rocks types (Henry et al, 2015). These results are consistent with other dates from igneous rocks on the Carlin Trend and the accepted Eocene age for Carlin magmatic and hydrothermal systems.

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults. The north-south striking Bullion Fault Corridor separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwest and west-northwest striking faults occur across the Railroad Project. Drilling indicates that low-angle faults have juxtaposed Devonian carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults.

The Sylvania (Central Bullion) Target area contains a westerly dipping sequence of Paleozoic rocks that are offset into numerous distinct blocks by west-northwest, north-south and northeast-striking faults. The west-northwest trend appears to be the most important structural trend. Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

Pinion Geology

The geological setting of the southern Pinion Project area is the same as that described above for the adjacent northern Railroad Project. Thus, the stratigraphic units observed at the Pinion Project are the same as those described above, as is the overall tectonic history.

The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 to 25 degrees and the steeper eastern limb dips 35 to 50 degrees. Carlin-type mineralization at the Pinion Deposit is hosted in dissolution collapse breccias developed along the contact between the underlying Devonian Devils Gate Limestone (Ddg) and the overlying Mississippian Webb Formation (Mw) fine grained clastic sediments and Tripon Pass Formation silty micrite (DeMatties, 2003; Norby et al., 2015). The Pinion thrust occurs beneath or along the base of the deposit and emplaced Devonian Devils Gate Limestone on top of Mississippian Chainman sandstone. Recently, an additional zone of mineralization has been identified at the Pinion Deposit hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone.

In a recent paper by Norby et al (2015), the local geology is described as follows:

The Pinion Deposit is contained within a northwest-trending horst. Faults on the northeast horst margin are linking structures to the more northerly striking, range-bounding structures of the Bullion fault system. The greater Pinion 2.3-kilometer trend of gold concentrations occurs along the footwall of the Bullion fault system where it is offset at the linking structures. The fault on the southwest horst margin continues northwest across the Pinion Range.

NNE-trending anticlines occur at central and southeast Pinion. A gently west-dipping thrust, separating an overlying normal Devils Gate to Chainman section from an underlying Chainman section, is drill defined beneath the southeast Pinion anticline and the east limb of the central Pinion anticline. Gold is concentrated along the anticline axis and east fold limb at central Pinion, and to a lesser extent along the anticline at southeast Pinion.

Thicker and higher-grade dissolution collapse breccia occurs along the footwall of the steeply NNE-dipping Main Zone Fault, which apparently down-drops the section 40 to 120 meters. This structure could be a left-lateral tear fault related to ESE-WNW compression that also produced the anticlines and thrust. Alternately, the structure could be a fault developed along the steeper limb of a NNE-verging asymmetric fold.

At the North Gold Zone, the host section could be the left-laterally displaced east limb of the central Pinion anticline. Gold mineralization is controlled by the Bullion Fault on the east, and/or a west-northwest structure parallel to the Main Zone.

Dark Star and Dixie Creek Geology

The Dark Star Deposit and Dixie Creek prospect are located to the east of the Pinion Deposit and are hosted in younger, Pennsylvanian-Permian rocks. However, the overall tectonic history is similar to that of the Pinion and Railroad areas. Thus, the Dark Star Deposit and Dixie Creek prospects lie stratigraphically up section relative to the Pinion and Railroad areas.

The Dark Star Deposit and Dixie Creek prospect lie along what is currently referred to as the Dark Star Corridor (“DSC”), which has not been changed in the quotations that follow. The DSC is a north-south zone of gold mineralization and alteration that has affected the Mississippian Chainman, and Pennsylvanian Moleen and Tomera Formations. Gold mineralization at Dark Star has been identified within a decalcified and silicified Pennsylvanian-Permian carbonate unit consisting of debris flow conglomerate, bioclastic limestone, calcarenite, calcisiltite and minor silty mudstone. These carbonate host rocks were mapped by the United States Geological Survey as undifferentiated Tomera and Moleen Formations (Smith and Ketner, 1975).

Crown Resources produced a detailed geological report for the area of their Cord Ranch Lease which encompasses the southern portion of the Dark Star Deposit and the Dixie Creek area. The following description of the local geology is from Calloway, 1992:

The DSST is a prominent north-south to northeast-southwest trending system of folds, high en echelon normal faulting, extensive hydrothermal alteration, silicification, brecciation (both tectonic and hydrothermal) and late stage NE-SW and NW-SE normal faulting. The DSST is expressed on the surface by a nearly linear alignment of moderately to completely silica replaced outcrops. The system has a surface expression of over 5.0 miles in strike length, however geophysical data suggest that it can be extended for an additional 2.5 to 3 miles. The DSST is bounded on the east and west by high angle normal faults forming a north-south trending horst block. Preserved within the horst is the hinge of a large, generally north-south trending antiform. Rocks along the crest of the fold have been subjected to widespread decalcification, episodic silicification and extensive argillization. Multi-stage, heterolithic, matrix and clast supported hydrothermal breccias are common. The stratigraphy of the rocks preserved in the horst block is complex and not easily determined.

Folded and faulted Paleozoic rocks along the DSST have been buried by Oligocene volcanics and upper Miocene sediments. Some Paleozoics are exposed in windows along fold axes or were erosional highs during deposition of the volcanics and sediments. Early north-south normal faults are truncated by NW-SE trending normal faults which are in turn truncated by NE-SW trending normal faults. Interestingly, the north half of the DSST is characterized by northwest trending normal faults while the southern half has predominantly northeast trending normal faults. Cross-cutting relationships are consistent between the two areas.

Widespread extensive decalcification characterizes the initial phases of alteration followed closely by pervasive silica flooding and weak to intense, texturally destructive silica replacement.

Silicification has ostensibly followed receptive lithologies and hence shows a generalized antiformal distribution mimicking local structural trends.

Argillization forms a broad halo to the entire strike length of the DSST. Argillization grades from intense proximal to weak distal over a distance of 500 ft.

Recent fieldwork and re-logging of RC chips by Gold Standard personnel confirm that gold mineralization at Dark Star is related to a north to north-northeast-striking zone of silicification focused along west-dipping contacts within a coarse conglomerate and bioclastic limestone bearing unit sandwiched between silty limestone units. These sedimentary rocks are cut by thin rhyolite dikes, part of the DSC.

Dixie Creek gold mineralization is reported to be associated with jasperoids and silicified conglomerates along a prominent resistant ridge. Redfern (2002) suggests the jasperoids and conglomerates are part of the Chainman Formation, and that they are visibly intruded by a number of felsic intrusions including dikes, sills and stocks. However, more recent work by Gold Standard personnel indicates that the host sedimentary package of siliciclastics and limestones is likely part of the Pennsylvanian Tomera or Moleen formations. The host rocks for the Dixie Creek gold mineralization are similar in nature to those that host the Dark Star Deposit and the Dixie Creek mineralized zone is hosted within the southern portion of the DSC.

•	Mineralization

Historic and recent exploration, including a number of extensive drilling programs, conducted by Gold Standard and previous owners/operators throughout the Railroad-Pinion Project area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including Rain and Emigrant (Koehler et al., 2014; Norby et al., 2015). Mineralization occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccias developed along the contact between silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone (Norby et al., 2015; McCusker and Drobeck, 2012). The similarity of the gold mineralization of other deposits in the area is not necessarily indicative of the gold mineralization in the Railroad-Pinion Project.

Geological and geochemical work by Gold Standard since 2010 has resulted in the identification of sixteen prospect areas (or zones of favorable geology) at the Railroad Project area (see Figure 7.6 below). To date, nine of the Railroad prospects have been drill tested by the Company. Eight prospects have been identified within the Pinion Project area including the Pinion and Dark Star Deposits (Figure 7.6). The Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering the Dixie Creek prospect. Since amalgamating the Railroad and Pinion Projects into the Railroad-Pinion Project, three NI 43-101 compliant mineral resource estimations have been completed at the Pinion Deposit (Dufresne et al., 2014; updated Dufresne and Nicholls, 2016) and Dark Star Deposit (Dufresne et al., 2015). The following section provides geological descriptions for the current Railroad-Pinion Project target areas and the mineralization in these areas as shown in Figure 7.6 below.

North Bullion

Carlin-style disseminated gold mineralization at North Bullion is not exposed at surface. The bulk of the geological understanding and interpretation of the North Bullion prospect has come from core drilling of associated geophysical anomalies (gravity and CSAMT). Gold mineralization is focused in the footwall of the Bullion Fault zone, a north-south striking zone of normal faults with an overall down to the east sense of motion. The footwall is a horst of Paleozoic siliciclastic and carbonate rocks, whereas the hanging wall is a deep graben filled with Tertiary age volcanic rocks. In the footwall north-south-, northwest-, west-northwest- and northeast-striking faults appear to be important controls on mineralization.

North Bullion was a blind discovery in 2010, when a process of vectoring from surface gravity surveys were combined with geologic models and geologic drill hole data, lead to intercepts of 32 metres of 1.39 g Au/t and 43.6 metres of 1.21 g Au/t in RR10-8 (Jackson et al, 2015). The gold system remains open in all directions and spans an area of 400 metres by 1,200 metres.

The North Bullion Deposit occurs in a triangular shaped horst in the footwall of the major north-south striking, steeply east-dipping, North Bullion Fault Zone (“NBFZ”). The western edge of the horst is bounded by a northeast-striking, northwest-dipping fault. The deposit is blind with the gold system capped by gently east-dipping, dacite sills. In general, gold is hosted in two zones, a gently to moderately dipping upper zone of strongly sheared siliciclastic/carbonate rocks (a mixed composite of Mississippian Webb and Tripon Pass Formations) and a flat lying, lower zone of dissolution collapse breccia developed above and within silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone (Jackson and Koehler, 2014; Jackson et al., 2015). Between strands of the NBFZ, breccia with both collapse and tectonic features propagated upwards through the Mississippian section incorporating Webb Formation silty mudstone, Tripon Pass Formation silty micrite and Chainman Formation sandstone.

Gold zones range from 105 to 400 meters in depth, and steepen from flat (10 degrees) to moderate (45 degrees) dips to the east, as they approach the western strand of the NBFZ. Gold is associated with sooty sulfides, silica, carbon, clay, barite, realgar and orpiment in addition to elevated arsenic, mercury, antimony and thallium. High-grade (> 6 g Au/t) gold has been intercepted in both the upper and lower gold zones. Some of the best gold intercepts include:

•	RR12-10 upper zone: 124.1m of 4.05 g Au/t from 218.0 – 342.1m; including 16.5m of 15.09 g Au/t.
•	RR13-11 lower zone: 98.2m of 3.26 g Au/t from 313.4-411.6m; including 17.1m of 9.98 g Au/t.

Hydrothermal alteration is characterized by a progression from distal breccia with calcareous clasts and calcite cement to intermediate breccia with dolomitized clasts and dolomite cement to proximal breccia with silica/sulfide cement and replacement of clasts. Dolomitization of the Devils Gate Limestone thickens and strengthens towards the NBFZ. Veinlets show a general zonation around the deposit from an outer calcite shell to intermediate ferroan dolomite to barite +/- quartz immediately above, within and below the gold zones (Jackson et al., 2015).

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.2 to 38.8 Ma (Henry et al, 2015), intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, capping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. All of this evidence supports the formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization.

Gold Standard supported a North Bullion-focused MSc thesis with the University of Nevada Las Vegas designed to determine the mineralogy and paragenesis of mineralization and alteration, determine the size and intensity of alteration haloes of both visible alteration minerals and stable isotope signatures, and characterize fluid pathways (Newton, 2015; Newton and Cline, 2014). The thesis yielded the following findings: 1) mineralogical characteristics examined to date indicate that the North Bullion mineralization displays ore pyrite chemistry, textures and alteration minerals similar to known Carlin–type gold mineralization; 2) the North Bullion pyrites have partial Au-bearing rims and the same trace element chemistry as known Carlin–type gold mineralization; 3) the host rocks at North Bullion have been locally decarbonatized, argillized, dolomitized and silicified, exhibiting alteration similar to known Carlin–type gold mineralization, and 4) the mineralization is hosted along lithologic contacts, within mudstone/silty mudstone/limestone and/or multilithic breccia, and within the lower collapse breccia zone (Newton and Cline, 2014). Petrography indicates that collapse and tectonic breccia within the area formed during the pre-, syn-, and post-gold mineralization stages (Newton, 2015; Newton and Cline, 2014). This may indicate that the multi-stage brecciation was related to multiple episodes of movement and long-lived hydrothermal activity along the Bullion Fault Corridor and other related structures in the area (Newton and Cline, 2014).

Bald Mountain

At the Bald Mountain target, discreet and separate disseminated gold and copper mineralization is hosted in strongly oxidized, collapse breccia bodies developed along the contact between quartz hornfelsed silty mudstone of the Webb Formation lying immediately above marbleized Devonian Devils Gate Limestone (Koehler et al, 2015). The collapse breccia zone correlates with a prominent gravity low on the southern flank of Bald Mountain.

The Bald Mountain target comprises a large complex mineralizing system measuring 700 feet (~210m) north-south by 1,800 feet (~550m) east-west. Mineralization starts at ~325 feet (~100m) below surface on the east side of the target and ranges between 40 and 250 feet (~12-75m) in thickness.

Gold and copper mineralization at Bald Mountain is spatially separate with gold mineralization occurring in the upper part of the breccia whereas the copper mineralization is located in the lower part of the breccia above the Devils Gate marble. A Carlin-style structural framework of north-, northeast- and west northwest-striking faults, and quartz porphyry to dacite filled faults cut through this target. Vertical and laterally-extensive hydrothermal alteration comprises oxidation, clays, silicification, and quartz veins/stockworks.

In late 2014, 16 samples of drill core from hole RRB13-01 within the Bald Mountain prospect were submitted for petrographic analysis which revealed textures and mineralogy representative of altered skarn style mineralization (McComb, 2014). Garnet appears to have been the main skarn mineral that has been largely replaced by silica and iron oxides by a late Carlin-style silicification event. Ghosted outlines of pyroxene and amphibole were also reported and the iron oxides observed were interpreted as replacing primary pyrrhotite.

The Bald Mountain prospect is currently at an early stage of exploration. All 5 of the 2014 Bald Mountain drill holes intersected significant intervals of precious and base metal mineralization that remain open in all directions.

Figure 7.6: Railroad-Pinion Project Prospects (Mineralized Zones)

580000
590000
4490000
4480000
4470000
N
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
West Pine Mountain Target
Bullion Stock
Central Bullion Target
Mill Creek Target
Lee Canyon Target
Bullion Fault Corridor Target
South Bullion Fault Corridor Target
South Fault Target
T Target
Dark Star North
Irene
Pinion
Dark Star
Papoose Canyon
JR Buttes
PINE VALLEY
ELKO
EUREKA
7652 ft
8732 ft
Trout Creek
South Fork Trout Creek
South Creek
Dixie Creek
Little Porter
Robinson
Legend
Target Area(s)
Railroad Project
Pinion Project
Bullion
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Prospect Locality
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Sylvania (Central Bullion)

At Sylvania, silver, copper, lead, zinc and minor amounts of gold occur within skarn along the west-northwest-striking, dike-filled Standing Elk fault near the margin of the Bullion Stock (Koehler et al, 2015). The Standing Elk fault is part of a larger, 0.5 kilometre wide x 5 kilometre long corridor of west-northwest-striking dikes. Prograde skarn alteration includes bleaching, andradite and grossularite garnets, pyroxene in Devils Gate Limestone and endoskarn in the Bullion Stock. Retrograde alteration includes deep oxidation, clays and muscovite. Dating using 40Ar/39Ar and U-Pb methods indicate skarn mineralization formed during emplacement of the 38.2 Ma Bullion Stock. Mineralization begins at, or very near, surface and has been traced downdip to approximately 1,100 feet (330 m) below surface, and remains open in all directions.

Railroad Fault

The Railroad Fault target area encompasses a west-northwest trending structural corridor, which includes the historical POD deposit area. The following description of the Railroad Fault target is taken from Hunsaker (2012b):

The Railroad Fault Target area has a geologic setting similar to the North Bullion Target zone. Drilling by Gold Standard Ventures and historic drilling has demonstrated the presence of Carlin-style gold-bearing mineralization. Historic estimates, work completed by previous operators, and GSV exploration describe gold mineralization associated with jasperoids, silicification, argillization, pyritization, barite, and potentially dolomitization within a west-northwest trending corridor. Generally this mineralization is associated with the contact zone of the Mississippian Webb and the Devonian Devils Gate Formation. A historical estimate (non NI-43101 compliant) was done for a zone 1500 feet long (northwest-southeast), 400 feet wide and approximately 200 feet thick. The zone is as shallow as 20 feet below the surface and has good continuity. The broader Target area has widespread gold mineralization in drilling and surface geochemistry with the favorable characteristics (noted above) mapped on the surface or noted in drilling. The work completed and data available throughout the broader Railroad Fault Target area are insufficient to determine the length, width, depth, or continuity of the gold mineralization.

Bullion Fault Corridor

Carlin-style hydrothermal alteration, gold mineralization and associated trace element geochemistry occur beneath post-mineral volcanic cover along the Bullion Fault Corridor to the south of the North Bullion target. Zones of anomalous (<0.010 oz Au/st) Carlin-style gold mineralization and elevated arsenic occur in close association with silicified, dolomitized and clay altered Paleozoic rocks, and quartz-sericite-pyrite altered igneous dikes.

Cherry Springs

The Cherry Springs target was identified based on geologic mapping, gravity and CSAMT. At this location, drilling targeted Carlin-style disseminated gold mineralization at two separate structural intersections with the west-northwest-striking Cherry Spring fault. Similar to the North Bullion target, Cherry Springs is a blind target. The best intercepts were returned from drill hole RR12-29 which intersected 18 feet of 0.021 oz Au/st and 13 feet of 10.94 oz Ag/st. Disseminated gold and silver mineralization occurred with silicification, barite, carbon, barite in a multilithic collapse breccia at ~1400-foot depth.

LT

The LT target area has a geologic setting similar to that of the North Bullion prospect. Historic drilling, soil geochemistry, and rock geochemistry have demonstrated the presence of gold-bearing mineralization with similar favorable characteristics (Hunsaker, 2012). The LT area is complicated by numerous high angle faults, and the presence of gravity slide blocks that shuffle and comingle Paleozoic siliciclastic and carbonate rocks into a complex tectono-stratigraphic sequence.

North Ridge

The North Ridge target comprises soil geochemical anomalies that suggest the presence of a gold-bearing mineralized system and a coincident geophysical (gravity) anomaly that together indicate the presence of major fault zones.

South Bullion Fault Corridor Target

Mapping at this location illustrates a structural intersection of the north-south striking Bullion Fault Corridor and several northeast and northwest-striking faults within the Lone Mountain Dolomite, Nevada Group dolomite and Oxyoke Formation. Results from 505 rock samples identified the following range of assays: <0.005 – 1.425 ppm Au; <0.2 – 418 ppm Ag; <1 – 30,960 ppm Cu, <2 – >300,000 ppm Zn, and <2 – 120,200 ppm Pb indicating the presence of a large mineralized zone with similar structural and geochemical signatures to Carlin-style mineralization.

Lee Canyon Target

This target area is characterized by numerous historic adits and shafts on the southwest flank of the Bullion Stock. The historic workings accessed base metal skarn deposits hosted in bleached, metamorphosed Devils Gate Limestone carbonate rocks. North-south and northeast-striking faults cut the marble at this location. Results from 301 rock samples identified the following range of assays: <0.005 – 1.93 ppm Au, <0.2 – 2,570 ppm Ag, 1 – 190,200 ppm Cu, <2 – 40,930 ppm Pb, and 3 – 150,900 ppm Zn.

Mill Creek Target

At this location west of the Bullion Stock, siliciclastic rocks in the upper plate of the Roberts Mountains Thrust (RMT) and rocks of the Chainman and Webb Formations in the lower plate of the RMT have been cut by northwest-striking quartz feldspar porphyry dikes and northeast-striking faults. Weak hornfels development, silicification and quartz veining have been identified by mapping. Results from 219 rock samples identified the following range of assays: <0.005 – 0.124 ppm Au, <0.2 – 10 ppm Ag, <2 – >10,000 ppm As, and 2 – 4,400 ppm Zn.

West Pine Mountain Target

This target area is located on the western flank of Pine Mountain, a prominent topographic feature that exposes Paleozoic carbonate rocks of the Devils Gate, Nevada Group and Oxyoke Formations. Results from 211 rock samples identified the following range of assays: <0.005 – 0.25 ppm Au, <0.2 – 2.8 ppm Ag, <0.2 – 523 ppm As, 2 – 46,300 ppm Zn.

South Fault Target

This target area is dominated by an east west-striking fault that juxtaposes Chainman Formation sandstone against Woodruff Formation mudstone. Results from 143 rock samples identified the following range of assays: <0.005 – 0.011 ppm Au, <0.2 – 3,800 ppm Zn, <1 – 197 ppm Mo.

Pinion Deposit Area

Historic and recent exploration, including a number of extensive drilling programs conducted by Gold Standard and previous owners/operators at the Pinion Deposit area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant (Koehler et al., 2014; Norby et al., 2015). Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devils Gate Limestone calcarenite (Norby et al., 2015; McCusker and Drobeck, 2012). The similarity and style of mineralization of other gold deposits in the area to the Pinion Deposit is not necessarily indicative of the mineralization in the Pinion Deposit.

The Pinion Deposit is located at the south end of the Bullion Fault Corridor. Previous exploration by other companies identified two adjacent zones of gold mineralization identified as the Main Zone and North Pod Zone. The Main Zone trends approximately N60ºW to N70ºW, reaches up to 5,200 ft (1,580 m) along strike and is approximately 2,300 ft (700 m) wide (across strike). Gold deposition is thought to have occurred contemporaneous with breccia development and with late silica flooding and quartz veining. Barite-rich breccias can also be observed associated with jasperoid bodies at surface. Norby et al. (2015) summarize the gold mineralization at Pinion as follows:

Gold is hosted in a persistent blanket in a stratiform multilithic, collapse breccia. Breccia clasts grade from dominantly silty micrite (Tripon Pass) in the top of the breccia to calcarenite (Devils Gate) in the bottom, with lesser clasts of Webb silty mudstone and Chainman sandstone. Thickness and gold grade of multilithic breccia increase markedly proximal to feeder structures.

Alteration consists of collapse breccia formation, silicification, decalcification, clay replacement, sooty sulfide dissemination (oxidized to iron oxide), and barite flooding. Trace elements associated with gold are silver, antimony, arsenic, barium, and mercury.

A type of mineralization with more typically epithermal-like textures is also present at Pinion. Banded fine-grained to fine-cockscomb silica occurs throughout the deposit, locally with stibnite (stibiconite) and elevated silver to 70 ppm.

Significant control on the distribution of gold appears to have been exerted by folding and graben development in that the highest grades and thickest mineralization occurs in the apical hinge portion of the Pinion anticline, which now appears to form a horst. Following an extensive data verification program, a 13 hole confirmation drill program conducted by Gold Standard in early 2014 was followed by a second drilling phase of 44 holes resulting in the addition of a number of significant gold intersections indicating that gold mineralization associated with multilithic breccia remains open along and across strike.

Dark Star Area

Exploration at the Dark Star Deposit area has demonstrated the presence of Carlin-style gold mineralization. The Dark Star Deposit occurs at a higher stratigraphic level than the Pinion Deposit, and occurs within rocks mapped as undifferentiated Pennsylvanian Tomera and Moleen Formation by Smith and Kettner (1975), which is cut by north, northeast and northwest faults, hydrothermal breccias and/or jasperoids. Dark Star gold mineralization occurs in a 400 to 600 metre wide, 6 kilometre long, linear, north trending horst that is part of a structural zone defined as the DSC (Harp et al, 2016).

Recent fieldwork and an RC chip re-logging program conducted by Gold Standard personnel have confirmed that gold mineralization at Dark Star is related to a north to north-northeast-striking zone of silicification focused along west-dipping contacts, within coarse conglomeratic debris flows intercalated with bioclastic limestone between relatively impermeable fine grained silty limestone units.  These sedimentary rocks are cut by thin rhyolite dikes that are part of the DSC. Alteration is characterized by silicification, decalcification, argillization and barite. Several stages of strong tectonic, collapse and hydrothermal breccia are pervasive through the mineralized zone. Alteration of the lower silty limestone unit is characterized by decalcification, argillization, and weak silicification. Dark Star has vertically extensive, pervasive oxidization from the surface to a depth of 275 meters. However, thin zones of unoxidized sulfide are present. These zones comprise less than 2% of the mineralized rock in the deposit. Trace elements related to gold are As, Sb, Hg, Ba, Zn, and Se. Anomalous gold mineralization at Dark Star has been intersected over an area approximately 2,000 feet (610 m) long (along a roughly north-south trend), up to 1,610 feet (490 m) wide and up to a depth of 690 feet (210 m) below surface.

Data verification work was conducted in 2014 immediately following the prospect’s acquisition by Gold Standard and a maiden NI 43-101 compliant mineral resource estimate for the Dark Star Deposit was completed and announced by Gold Standard on March 3, 2015. See "Mineral Resource Estimates" below.

Dixie Creek

The Dixie Creek and Dark Star prospects lie along the DSC, which is a 6 kilometre long corridor characterized by a horst that exposes altered and silicified Pennsylvanian siliciclastic and carbonate rocks. The DSC represents a large and impressive exploration target comprising a regional north-south zone of faulting and felsic dikes with associated jasperoids and surface geochemical anomalies (Harp et al., 2016; Redfern, 2002; McCusker and Drobeck, 2012).

Dixie Creek gold mineralization is reported to be associated with jasperoids and silicified conglomerates along a prominent north-south resistant ridge (Redfern, 2002). Similar to the Dark Star Deposit, there are a number of visible felsic intrusions including dikes, sills and stocks in the area of the jasperoids and silicified sedimentary rocks. Dixie Creek gold mineralization appears to be hosted in Pennsylvanian-Permian carbonate rocks that belong to the same stratigraphic section as Dark Star. Similar to the Dark Star Deposit, the Dixie Creek target area has an associated large low-level gold and arsenic surface geochemical anomaly.

Historical drilling at the Dixie Creek prospect has identified gold mineralization similar in tenor and width to that of the Dark Star Deposit as exemplified by diamond drill hole CDC97-34, which intersected 35.05 m of 0.86 g/t Au between 100.59 m and 135.64 m. Additional exploration work and drilling is warranted at the Dixie Creek prospect.

Deposit Types

Gold Standard currently recognizes three styles of mineralization at the Railroad-Pinion Project area:

•	Carlin-type sedimentary rock-hosted gold mineralization.
•	Skarn-type silver, copper, lead, zinc, gold mineralization.
•	Sedimentary rock-hosted gold, silver and copper mineralization hosted in hornfelsed Paleozoic rocks (similar to geologic patterns observed at the Mike Gold-Copper-Zinc-Silver Deposit, as described by Norby and Orobona, 2002).

Since mid-2012 (Hunsaker, 2012a, b; Shaddrick, 2012), the information on deposit types for the Railroad-Pinion Project area has evolved and been modified due to observations related to the collection and interpretation of ongoing additional exploration data.

The detailed deposit models utilized by Gold Standard for the Railroad Project are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Gold Standard geologists and include the following elements: uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad to well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults. The identification of these geologic patterns at the Railroad-Pinion Project lends credence to the mineralization models that are being used on the project.

Geologic features that form characteristic patterns associated with Carlin-type, sedimentary rock-hosted gold mineralization include:

•	Gold deposition at siliciclastic rock / carbonate rock contacts.
•	The “footwall model”, which refers to sedimentary rock-hosted gold mineralization occurring in favorable Paleozoic carbonate rocks in the footwall (horst) of a normal fault that typically has +500 feet (+150 m) of normal displacement. Many Carlin-type, sedimentary rock-hosted gold deposits are characterized by this model, including but not limited to: Leeville (Jackson et. al., 2002), Betze-Post and Meikle (Bettles, 2002) and Deep Star (Clode et. al., 2002).
•	Collapse breccia developed in carbonate rocks, and in overlying siliciclastic rocks. Collapse breccia is one of the preferred hosts for disseminated gold mineralization.
•	West-northwest, northwest-, northeast-, and north-south-striking high-angle faults.
•	Folds. Anticlines and overturned anticlines are structural features that serve as hydrothermal and metal-bearing fluid traps.

•	Alteration types include: dolomitization, decalcification, silicification, argillization, oxidation, fine-grained sooty pyrite, carbon and barite. Teal and Jackson (1997) noted that these types of deposits typically contain laterally and vertically continuous zones of hypogene oxidation.

•	Proximity to a multi-phase igneous center with associated igneous dikes and sills.

•	Microscopic gold associated with arsenic-rich pyrite. Associated trace elements include arsenic, mercury, antimony, thallium and zinc.

Geologic features and patterns associated with Carlin-type sedimentary rock-hosted gold mineralization have been identified and verified by geologic work and drilling on the Railroad-Pinion Project. Specific areas for this type of mineralization include the North Bullion Target and the Railroad Fault Target, within the Railroad Project area, and the Pinion and Dark Star Deposits within the Pinion Project area.

At the Railroad Project, skarn-type silver, copper, lead, zinc and gold mineralization/deposits occur within metamorphosed and metasomatically-altered Paleozoic limestone, dolomite, calcareous sandstone (exoskarn), and in igneous rocks (endoskarn). Metamorphism and skarn formation are related to a multi-phase igneous center known as the Bullion Stock. Alteration produced by the skarn event includes bleaching, andradite and grossularite garnets, pyroxene and a wide variety of calc-silicate minerals. Mineralization forms irregular bodies, chimneys, veins, and manto–style replacements typically within brecciated and metamorphosed Paleozoic carbonate rocks, along or proximal to high angle structures. Mineralization is typically associated with deep oxidation, argillization and close proximity to igneous dikes along the west northwest-striking Standing Elk fault corridor. Historic underground production and historic drilling, in addition to more recent mapping, geochemical sampling, and drilling results verify this style of mineralization and exploration model at the Central Bullion Target.

Sedimentary rock-hosted, disseminated gold, silver, copper and zinc mineralization is found in Paleozoic rocks within the hornfelsed aureole of the Bullion Stock at the Bald Mountain Target. This style of mineralization/deposit is a hybrid of characteristics described for the Carlin-type sedimentary rock-hosted gold mineralization and skarn deposit types described above. In this setting, spotted hornfels is developed in Paleozoic siliciclastic and carbonate rocks. Multilithic collapse breccias that contain fragments of a variety of sedimentary rocks along with hornfels, skarn and intrusives are the host to gold, silver, copper and zinc mineralization. The gold and copper/zinc intercepts are tabular and are spatially separate, with the gold zone occurring in the upper portion of the breccia and the copper/zinc zone located in the lower part of the breccia above the Devils Gate Formation marble (Jackson and Koehler, 2014). Alteration features include: vertically-extensive oxidation, argillization, silicification, quartz veining and bleaching. Quartz porphyry and dacite dikes, filling northwest- and west northwest-striking faults, occur in this setting. These geologic characteristics are similar to mineralization at the Mike Deposit on the Carlin Trend (Norby and Orobona, 2002). Geologic mapping, geochemical sampling and core drilling by Gold Standard have verified this style of mineralization at the Bald Mountain Target.

Exploration

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geologic model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, and drilling. Gold Standard has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the project area. The section briefly describes previous exploration work completed by Gold Standard from 2010 to 2015 and details work recently completed in 2016 and its results.

•	Previous Exploration (2009 to 2015)

Prior to 2015, exploration activities by Gold Standard focused on the Railroad Project while work completed in 2015 largely focused on the Pinion Project (after its acquisition in 2014). This section is a summary of work completed for the Railroad–Pinion Project from 2009 to 2015. A thorough discussion of these work programs and their results and interpretations is presented in previous technical reports on the Railroad-Pinion Project (Hunsaker, 2010, 2012a, 2012; Shaddrick, 2012; Koehler et al., 2014; Turner et al., 2015; and Dufresne and Koehler, 2016).

Geologic Mapping

Previous exploration companies and government agencies have conducted geologic mapping of the Railroad–Pinion Project at a variety of scales. In order to improve and standardize the earlier work, Gold Standard geologists have implemented a factual-based format of mapping (Anaconda Style) using multiple map layers to record, illustrate and synthesize geologic data at a common scale.

Geophysics

There is a significant and growing database of geophysical information for the Railroad-Pinion Project that includes gravity, CSAMT and ground magnetic surveys. These surveys have been employed to aid in identifying geological structures, key lithologies and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys have aided in drill hole targeting.

The Company completed six gravity surveys from 2009 to 2015, collecting measurements from 3,991 stations covering most of the Railroad-Pinion Project area (See Figure 9.1; Table 9.1; Wright, 2009, 2010, 2012c, 2013b, 2014a, 2015a). The gravity surveys were designed to delineate structures, particularly those in areas lacking bedrock exposures and/or those areas under cover, and to identify rock types and alteration related to sediment-hosted gold and skarn type base/precious metal mineralization (Wright, 2013b).

The Company completed six CSAMT surveys from 2012 to 2015, collecting measurements over 64 line-km (39.8 line-miles) covering the Bullion Fault Corridor and the Pinion, Dark Star and North Bullion Deposits and their surrounding areas (Figure 9.1; Table 9.1; Wright, 2012a, b, 2013a, 2014b, 2015b). The CSAMT surveys were designed to assist in identifying faults and prospective host rocks for mineralization.

The Company completed a ground magnetic survey over the Bullion Stock target and its surrounding area in 2014, collecting measurements over 196.6 line-km (122.2 line-miles; Figure 9.1; Table 9.1) covering an area of approximately 4,870 acres (1,970.8 hectares). The survey was designed to define the extent of the Bullion Stock and explore for skarn alteration (Wright, 2014c).

In addition to its geophysical work, the Company acquired data from 79 gravity stations located in the Railroad Project area from Newmont Mining Corporation’s 2002 gravity survey (Wright, 2010). The Company also re-evaluated historic magnetic survey data from surveys completed in the Railroad Project area in 1999 and 2006 (Hunsaker, 2012b; Wright, 2012a, 2012b, 2013a).

The geophysical work described above increased the understanding of the geology and mineralization controls at the Railroad–Pinion Project resulting in the identification of multiple exploration targets. Follow-up work at some of the targets has validated the geophysical interpretation; however, not all targets have been investigated (Dufresne and Koehler, 2016).

Table 9.1: Summary of previous geophysical work completed for the Railroad-Pinion Project by Gold Standard from 2009 to 2015.

Year	Gravity (No. Stations)	Magnetics		CSAMT
		(line-km)	(line-miles)	(line-km)	(line-miles)
2009	1089	-	-	-	-
2010	1268	-	-	-	-
2011	455	-	-	-	-
2012	-	-	-	20.4	12.7
2013	578	-	-	3.6	2.2
2014	200	196.6	122.2	22	13.7
2015	401	-	-	21.2	11.2
Total	3991	196.6	122.2	67.2	39.8

Figure 9.1: Summary of the area covered by ground geophysical surveys completed for the Railroad–Pinion Project by Gold Standard from 2009 to 2015.

580000
590000
4490000
4480000
4470000
N
PINE VALLEY
PINE MOUNTAIN
North Bullion
Bullion Fault Corridor
7652 ft
ELKO
EUREKA
Pinion
Dark Star
Trout Creek
South Fork Trout Creek
South Creek
8732 ft
Dixie Creek
Little Porter
Legend
GSV Mineralized Zones
Target Area(s)
Railroad Project
Pinion Project
Bullion
Project Areas
Railroad Project
Pinion Project
Ground Geophysical Survey Areas
2009-2015 Gravity
2014 Mag
2012-2015 CSAMT
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2009-2015 Ground Geophysics
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Geochemistry

Soil sampling programs are designed to provide systematic geochemical coverage over areas considered to be prospective for near-surface mineralization. A positive correlation has been found to exist between anomalous gold and arsenic values identified by historic (and recent) soil geochemical surveys over the Railroad–Pinion Project area, several of which have subsequently been verified by positive drilling results. This illustrates the ability of soil sampling surveys to identify near surface exploration targets at the Railroad-Pinion Project. Based on this, Gold Standard has completed extensive soil sampling programs throughout the Railroad–Pinion Project area collecting some 7,044 soil samples from 2010 to 2015 (Figure 9.2, Table 9.2).

To expand the rock geochemistry database in areas that lacked sampling but had, or were proximal to, known areas of hydrothermal alteration and/or mineralization, Gold Standard has collected 3,489 rock samples throughout the Railroad–Pinion Project from 2010 to 2015 (Table 9.2). Collected samples are from outcrops, road cuts and field traverses parallel with topography. The majority of these rock samples comprise simple “grab” samples; however, chip, channel and scoop sampling techniques were employed to a lesser degree.

The geochemical exploration work described above identified 8 drill targets, some of which have returned significant intercepts of gold, silver, copper, lead and zinc. Additionally, 5 prospects were identified that are a focus of ongoing exploration work to advance them to drill ready targets (Dufresne and Koehler, 2015).

Table 9.2: Summary of previous geochemical exploration completed for the Railroad-Pinion Project by Gold Standard from 2009 to 2015.

Year	No. Soil Samples	No. Rock Samples
2010	1203	-
2011	230	285
2012	-	463
2013	-	1866
2014	4,248	412
2015	1,363	463
Total	7044	3489

Petrography

Petrographic analysis systematically classifies and describes mineralogical and textural details of rock samples. Consultant Mark McComb of McComb Petrographics performed a petrographic analysis on 18 samples in 2014. This included 16 drill core samples from a drill hole within the Bald Mountain Prospect area (RRB13-01), one drill core sample from a drill hole within the Pinion Prospect area (SB-137) and a single surface rock sample (McComb, 2014).

[remainder of page left blank intentionally]

Figure 9.2: Summary of the area covered by geochemical surveys completed for the Railroad-Pinion Project by Gold Standard from 2010 to 2015.

580000
590000
4490000
4480000
4470000
N
PINE VALLEY
ELKO
EUREKA
North Bullion
Pinion
Dark Star
7652 ft
8732 ft
Trout Creek
South Fork Trout Creek
Dixie Creek
Little Porter
Legend
GSV Mineralized Zones
Rock Sample Locations
2011
2012
2013
2014
2015
Project Areas
Railroad Project
Pinion Project
Soil Survey Boundaries
2010
2011
2014
2015
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2010-2015 Geochemistry
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

•	2016 Exploration

Gold Standard continued exploration efforts for the Railroad–Pinion Project in 2016. Exploration work completed includes geological mapping, a ground CSAMT survey, the acquisition of an airborne magnetic survey from a third party, and petrographic analysis. Contrasting to previous years, Gold Standard did not collect any rock, soil, or scoop samples in 2016. This section is a summary of exploration work completed for the Railroad–Pinion Project in 2016.

Geological Mapping

The Company implements a factual-based format of geological mapping (Anaconda Style). This style of mapping involves the use of multiple map layers to record, illustrate and synthesize geological data at a common scale. In 2016, Gold Standard completed geological mapping in the Dark Star Deposit area, systematically documenting outcrop lithology and recording structural measurements.

The recent geological mapping by Gold Standard, in conjunction with the compilation of previous mapping, has contributed significantly to the understanding of the complex lithological, tectonic and mineralization settings at many of the target areas throughout the Railroad-Pinion Project area. The compilation and interpretation of geological mapping data is an ongoing process, the current status of which is shown in Figure 9.3.

Geophysics

Gold Standard completed a sixth phase of CSAMT surveying at the Railroad–Pinion Project in 2016, collecting data over 21.2 line-km (13.2 line-miles) in the Dark Star Structural Corridor area (Figure 9.4). The 2016 CSAMT survey comprised nine east-west lines, with variable spacing from 200 m to 500 m, that were intended to examine, and were therefore oriented perpendicular to, the dominant north-south structural trend in the area. The 2016 work brought the total CSAMT coverage by Gold Standard since 2012 to 86 line-km (53.4 line-miles). James Wright of Wright Geophysics designed, supervised and interpreted the data generated by the 2016 CSAMT survey. A summary of the results of the survey, as reported by Wright (2016a), is provided below.

•   A major north-south orientated structural zone, the DSSC, exists along the east side of all 2016 sections, juxtaposing Tertiary rocks against older sedimentary rocks (Figure 9.4). The zone has two major normal faults bounding a predominantly Pennsylvania–Permian horst block. Both bounding faults have multiple parallel faults and lesser splays.

•   A north-south oriented horst bounded by two major structures runs parallel to and 450 m west of the DSSC (Figure 9.4). Wright (2016a) believes that the horst is Pennsylvania–Permian aged clastic rock that is under approximately 80 m of Tertiary and Quaternary cover.

•   The above horst blocks are terminated to the north by a north-northeast structure and are distributed to the south by a major cross-cutting west-northwest structure. After which, the two horsts appear to merge to the south of this cross-cutting structure (Figure 9.4).

•  The west-northwest structure described above is believed to be a splay of the Bullion Fault Corridor that bends to the southeast as the Bullion Fault Corridor approaches the South Fault. The splay bisects the Dark Star Deposit and Dark Star North Target and intersects the major north-south gold related structures in the Dark Star Deposit area (Figure 9.4). The intersection of the north-south structures and the west-northwest splay is a significant target for future exploration.

•   The Dark Star Deposit and Dark Star North Target correlate with high resistivity from a depth of 0 to 25 m and a depth of 200 to 400 m. The near surface high resistivity features appear to relate to silica alteration by fluids from depth along the east bounding structure to the east horst (Figure 9.5). The interpreted feeder system appears to strike for 1.6 km along the DSSC.

Figure 9.3: Gold Standard’s geological map of the Railroad–Pinion Project.

Legend
Deposits
Prospects
Pinion Project
Railroad Project
Township
Structural Geology
Fault - approximate location
Fault - concealed
Fault - exposed
Fault - queried
Slump scarp
Photolinear interp as fault
Collapse Boundary
High Angle Fault
Normal Fault
Slide Toe
Slump
Thrust Fault
Lithology
Quaternary
Qal Alluvium/Colluvium
QTg Tertiary Gravels
QThr Hay Ranch Formation
Qm Diamictite
Qd Broken Rock
Qc Rubble, Soil
Tertiary
Tgd Granodiorite
Td Dacite Porphyry
Tab Andesite/Basalt
Ti Rhyolite, Dikes, Stocks and Sills
Tiw Indian Well Formation
Tr Rhyolite, Quartz Feldspar Porphyry
sk Tertiary Skarn
Te Elko Formation
Tes Eocene Conglomerate/Sandstone/Siltstone
Tls Tertiary Lacustrine Limestone
Lower Permian to Upper Pennsylvanian
PPu Penn-Perm Limestone and Conglomerate
Pstls Marl
Ptu Tomera Formation-Undifferentiated
Pennsylvanian to Mississippian
PMdp Diamond Peak Formation
Mc Chainman Formation
Mr Rain Formation
Mississippian
Mcsh Chainman Shale
Mtp Tripon Pass Formation
Mccg Chainman Sandy Chert Pebble Conglomerate
Mw-Mtp Webb - Tripon Pass Formations
Mc Chainman Formation-Undifferentiated
Mw Webb Formation
MPt Tonka Formation
Devonian
Dn Nevada Group-Undifferentiated
Dox Nevada Group-Oxyoke Canyon Formation
Dnl Nevada Group-Beacon Peak Formation
Dnu Nevada Group-Telegraph Canyon Formation
Dnm Nevada Group-Marble
SDlm Lone Mountain Dolomite
Dw Woodruff Formation
Ddg Devil's Gate Formation
Ddgm Devil's Gate Formation-Marble
Ordovician
Opg Pogonip Group
Ohc Hanson Creek Formation
Oe Eureka Quartzite
Undefined
mlbx Multilithic Breccia
Qfp Quartz Feldspar Porphyry
cg-ss Conglomerate Lens, Sandstones, Limestone Cobbles
ch-cg Chert Clast Conglomerate Lens
GOLD STANDARD VENTURES CORP.
Pinion Range, Elko County, Nevada, USA
GSV Geological Map
Railroad Pinion Area
1:100,000
0
4 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
April 2016
575000
580000
585000
590000
595000
4495000
4490000
4485000
4480000
4475000
N
Rain
Rain Fault
SMZ Fault
Tess Fault
North Bullion
Railroad
Bald Mountain
South Fault
Pinion
Dark Star
Bullion Fault
JR Buttes
Dixie

Figure 9.4: Location of CSAMT survey completed by Gold Standard in 2016, after Wright (2016a).

[remainder of page left blank intentionally]

Figure 9.5: Interpreted feeder system in the Dark Star Deposit area, from Wright (2016a).

InterpFaults_2015
Fault, approximate loc'n
Fault, concealed
Fault, exposed
Thrust, approximate
Fault, queried
Linear feature
Qal
culture or Si?
Si?
Qal
Tiwu
Tiw
Tiwb
FEEDER?
cgv
Quartz-feldspar porphyry
Slump scarp
Photolinear interp as fault
Unit_Formation_2015
Qal
Tiwu
Tiw
Tiwb
FEEDER?
Tonka Fm
Chert clast cg lens
Cg lens, Ls cobbles
Chainman Fm
Tiw
Slump scarp
Photolinear interp as fault
Unit_Formation_2015
Formation
Alluvium
Colluvium
Hay Ranch Fm
Si?
Si?
Si?
Qal
Tiwu
Tiw
Tiwb
FEEDER?
Webb Fm
Devils Gate Ls

Gold Standard purchased a portion of an airborne magnetic survey from EDCON-PRJ that covers the entire Railroad-Pinion Project area and its surroundings. The extent of the airborne survey allows the regional context of the Railroad-Pinion Project locally understood geology. Wright’s (2016b) structural interpretation of the airborne magnetic survey is as follows:

Several of the major structures associated with the Railroad project are extended by the airborne interpretation. These include the Bullion Fault Corridor (BFC), South Fault and Dark Star Fault (DSF) system. For example, the DSF is interpreted to continue northward to eventually connect with the Emigrant fault and the BFC also continues northward to intersect the Emigrant fault. The DSF is extended south over 15 kilometers crossing the Pony Creek and East Bailey properties proximal to gold occurrences at both. If fact, the gold occurrences are situated relative to the DSF exactly as at Dark Star and Dixie (i.e. flanking to the west). (pp 7)

In addition, Wright (2016b) summarizes the magnetic signature of lithological units as follows:

Th: Weak normal magnetization

Ta: Strong reversed magnetization with dipolar responses

Tiw1: Moderate normal magnetization

Tiw2: Weak to moderate normal magnetization

Tiws: Weak normal magnetization in basin sediments derived from other unit; and

Tvy: Strong normal magnetization with prominent dipolar responses (pp 11)

Seven interpreted magnetic intrusions are within the survey area, one being within the Railroad–Pinion Project area, the Bullion Stock. A comparison between the 2016 airborne survey and the ground magnetic survey completed over the Bullion Stock in 2014 by Gold Standard illustrates the difference in resolution between the two surveys. The airborne survey is unable to define small scale skarn anomalies that the ground magnetic survey clearly defines. The magnetic low trending north-south in the central area of the Bullion Stock in interpreted as a down-dropped graben of sediments bound by the intrusion Wright (2016b).

Petrography

Petrographic analysis systematically classifies and describes mineralogical and textural details of rock samples. Consultant Mark McComb of McComb Petrographics performed a petrographic analysis on 14 samples in 2016, all of which are from the drill hole DS15-13, drilled within the Dark Star Project area. McComb (2016) summarizes his findings as follows:

Rock types found in this suite of samples generally include silicified biomicrite, silicified silty to sandy biomicrite, silicified siltstone and sandstone, and decalcified siltstone and sandstone. Gold grades are the highest in samples that contain the most decalcified siltstone and sandstone and were logged as debris flow. Debris flow samples often contain clasts of silicified silty to sandy biomicrite in a decalcified siltstone/sandstone matrix. Decalcified siltstone/sandstone usually has wispy stylolaminated texture attesting to the removal of carbonate and generally comprises detrital quartz in a matrix of low birefringent clay that is often iron stained and contains extremely fine-grained iron oxides. Low birefringent clay appears to be kaolinite, where it is not highly iron stained. Gold mineralization is interpreted to occur in iron oxides, which are interpreted to be oxidized arsenian pyrite. Silica locked extremely fine-grained pyrite can still be observed locally. Mineralized debris flow samples are similar to what is described in the Roberts Mountain DSr3 unit in the northern Carlin Trend. (pp.1.)

Drilling

Gold Standard has conducted drilling at the Railroad–Pinion Project since 2010 to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models with infill drilling. Since 2010, Gold Standard has completed 299 reverse circulation (RC) and diamond core drill holes (DDH) totalling 122,074.3 m (400,506.3 ft) for the Railroad–Pinion Project. The following section summarize previous drilling conducted by Gold Standard for the Railroad–Pinion Project from 2010 to 2015 and drilling conducted in 2016.

All drill hole collar coordinates are recorded in the UTM NAD 27 (Zone 11) coordinate system. Gold Standard geological staff first stake collar locations in the field using a hand-held Global Positioning System (GPS). For angled holes, staff place additional stakes using a Brunton compass that allow the driller to align the drill to the correct azimuth. The driller then sets the inclination of the drill that Gold Standard geological staff check prior to drilling. International Directional Services of Elko, NV measure hole deviation of all drill holes using a gyroscopic down-hole survey. Apex Surveying, LLC of Spring Creek, Nevada (no relation to APEX Geoscience Ltd.) professionally surveys the final drill hole collars using a differential GPS. Once drilling is complete, all drill hole collars are marked by wooden lath with the hole name on a wire/aluminum tag placed in the cement collar plug.

Gold Standard geologists that are familiar with the Project and the local geology perform geological logging. Geologists first record their data on paper logging forms developed specifically for the Project that Gold Standard geological and/or data entry staff digitize. Details recorded in the geological logs are, but are not limited to, the following: rock per cent recovery (for core holes only), lithology, interpreted formation, hydrothermal alteration, oxidation, structures (faults, fractures and folds—relative to the core axis), breccia type, vein type and abundance, sample intervals, and other important geological comments.

•	Previous Drilling (2010-2015)

Drilling conducted by Gold Standard for the Railroad Project from 2010 to 2013 focused on the North Bullion target with added drilling in the Railroad, Sylvania, Bullion Fault Corridor, LT, North Ridge, Cherry Springs and Bald Mountain target areas (Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al. 2014). After Gold Standard’s acquisition of the Pinion Project in 2014, efforts focused on the Pinion Deposit and Dark Star Deposit and their surrounding areas. During this time, Gold Standard completed some limited drilling in the Bald Mountain and North Bullion target areas (Turner et al., 2015; Dufresne and Koehler, 2016). This section is a summary of drilling conducted by Gold Standard for the Railroad–Pinion Project from 2010 to 2015. Detailed accounts of this summarised work and discussion about its results and interpretations are provided in the reports by Hunsaker (2012a, b), Shaddrick (2012), Koehler et al. (2014), Turner et al. (2015) and Dufresne and Koehler, (2016).

Railroad Project Area

Early on in Gold Standard’s drilling efforts for the Railroad Project, sediment-hosted, Carlin-style, gold mineralization was identified at the North Bullion Target area, which was a blind conceptual discovery by Gold Standard. More than 50% of drilling conducted from 2010 to 2013 was completed in the North Bullion Target area. Additional drilling focused on testing geological, geophysical and/or geochemical targets for gold, silver and/or base metal mineralization. From 2010 to 2013, Gold Standard completed 110 RC and diamond drill holes totalling 55,094 m (180,756 ft) for the Railroad Project (Table 10.1; Figure 10.1; Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al., 2014).

Table 10.1: Summary of drill holes completed for the Railroad Project by Gold Standard from 2010 to 2013.

Target Area	Years Drilled	No. Holes	No. RC Holes	No. Core Holes	RC/Core Holes	Total Length (m)	Total Length (ft.)
Bald Mountain	2013	1	0	1		620	2,035
Bullion Fault Corridor	2010 - 2013	11	8	0	3	6,418	21,057
Sylvania (Central Bullion)	2011 - 2013	9	0	9		4,217	13,835
Cherry Springs	2012	2	0	1	1	1,118	3,667
LT	2012	6	6	0		3,027	9,930
North Bullion	2010 - 2013	57	9	36	12	27,678	90,808
North Ridge	2011 - 2012	4	3	1		2,699	8,856
Railroad NW Fault Trend (Railroad)	2010 - 2013	20	9	10	1	9,317	30,569
	Total	110	35	58	17	55,094	180,756

Following the acquisition of the Pinion Project in early 2014, Gold Standard limited their drilling efforts for the Railroad Project to the North Bullion and Bald Mountain target areas. From 2014 to 2015, Gold Standard completed 9 RC and RC collar/diamond tail drill holes totalling 3,562.3 m (11,687.3 ft; Table 10.2; Figure 10.1; Turner et al., 2015; Dufresne and Koehler, 2016).

Table 10.2: Summary of drill holes completed for the Railroad Project by Gold Standard from 2014 to 2015.

Year	No. RC Holes	RC Drill holes		No.RC + DD Holes	RC Collar and Diamond Tail Drill holes				Total Length (ft.)	Total Length (m)
		Total Length (m)	Total Length (ft.)		RC		DDH
					Total Length (m)	Total Length (ft.)	Total Length (m)	Total Length (ft.)
Bald Mountain Target Area
2014	5	1,895.9	6,220	-	-	-	-	-	1,895.9	6,220
North Bullion Target Area
2015*	1	475.5	1,560	3	560.8	1840	630.1	2067.3	1,666.4	5,467.3
Total	6	2,371.4	7,780	3	560.8	1840	630.1	2067.3	3,562.3	11,687.3

* Three holes were collared but not completed in 2011 (RR11-07) and 2013 (RR13-13, RR13-15)

[remainder of page left blank intentionally]

Figure 10.1: Collar locations of drill holes completed for the Railroad Project by Gold Standard from 2010 to 2015.

580000
585000
4490000
4485000
Fig Area
8693 ft
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
PINE MOUNTAIN
West Pine Mountain Target
Bullion Stock
Bullion Fault Corridor Target
Mill Creek Target
Lee Canyon Target
7652 ft
8408 ft
South Bullion Fault Corridor Target
LT Target
South Fault Target
Legend
Drillhole Collar Locations
2010 GSV
2011 GSV
2012 GSV
2013 GSV
2014 GSV
2015 GSV
Historic (Non-GSV)
Target Area(s)
Railroad Project
Bullion
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Railroad Project
1:75,000
0
4 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Pinion Deposit Area

Following the acquisition of the Pinion Project in early 2014, Gold Standard compiled and validated the existing Pinion Deposit drill hole database. After this review, the Company began drilling efforts in the Pinion Deposit area. Phase 1 of the 2014 drill program focused on the North Zone and northern portion of the Main Zone. Once completed, an initial resource estimate for the Pinion Deposit by Dufresne et al. (2014) was calculated. After which, Gold Standard designed and completed subsequent drill programs to extend areas of known shallow gold mineralization along strike and at depth and to test newly identified exploration targets (Turner et al., 2015; Dufresne and Koehler, 2016). From 2014 to 2015, Gold Standard completed 81 RC and diamond drill holes totalling 22,498.5 m (73,814.0 ft) within the Pinion Gold deposit area (Table 10.3; Figure 10.2; Turner et al., 2015; Dufresne and Koehler, 2016).

Table 10.3: Summary of drill holes completed in Pinion Deposit area by Gold Standard from 2014 to 2015.

Year	No. RC Holes	RC Drill holes		No. DD Holes	Diamond Drill holes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Main Zone
2014	3	591.3	1,940	2	179.2	588.0	770.5	2,528
East Pinion
2014	17	4,210.8	13,815.0	-	-	-	4,210.8	13,815.0
2015	1	387.1	1,270.0	-	-	-	387.1	1,270.0
Total	18	4,597.9	15,085.0	-	-	-	4,597.9	15,085.0
Southeast Pinion
2014	8	2,409.4	7,905.0	-	-	-	2,409.4	7,905.0
2015	5	2,650.2	8,695.0	-	-	-	2,650.2	8,695.0
Total	13	5,059.7	16,600.0		-	-	5,059.7	16,600.0
South Pinion
2015	1	400.8	1315.0	-	-	-	400.8	1315.0
Southwest Pinion
2014	2	1039.4	3410.0	-	-	-	1039.4	3410.0
2015	1	452.6	1485	-	-	-	452.6	1485
Total	3	1492.0	4895.0				1492.0	4895.0
West Pinion
2014	2	403.9	1325.0				403.9	1325.0
2015	2	795.5	2610.0				795.5	2610.0
Total	4	1199.4	3935.0				1199.4	3935.0
Northwest Pinion
2014	7	1,080.5	3,545.0	-	-	-	1,080.5	3,545.0
2015	10	3,749.0	12,300.0	-	-	-	3,749.0	12,300.0
Total	17	4,829.6	15,845.0	-	-	-	4,829.6	15,845.0
North Pinion
2014	6	1,328.93	4,360.0	2	303.6	996.0	1,632.53	5356.0
Sentinel
2014	8	1,542.3	5,060.0	-	-	-	1,542.3	5,060.0
2015	4	973.8	3,195.0	-	-	-	973.8	3,195.0
Total	12	2,516.1	8,255.0	-	-	-	2,516.1	8,255.0
Grand Total	77	22,015.7	72,230.0	4	482.8	1,584.0	22,498.5	73,814.0

Figure 10.2: Collar locations of drill holes completed in Pinion Deposit area by Gold Standard from 2014 to 2015.

582000
584000
586000
4482000
4480000
4478000
Fig Area
8693 ft
ELKO
Bullion Fault Corridor Target
South Bullion Fault Corridor Target
LT Target
Sentinel
Irene
North Pinion
Northwest Pinion
Main Zone
West-southwest Pinion
Southeast Pinion
Papoose Canyon
South Pinion
Dixie Fork Trout Creek
Legend
Drillhole Collar Locations
2014 GSV
2015 GSV
Historic (Non-GSV)
Target Areas
Pinion Project
Railroad Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Pinion Deposit Area
1:30,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Based upon the positive results of the 2014 Phase 2 drilling and the 2015 drilling at Pinion, an updated mineral resource was calculated in early 2016. See “Mineral Resource Estimates – 2016 Pinion Updated Resource Estimate” below.

Dark Star Deposit Area

In 2015, Gold Standard began drilling in the Dark Star Deposit area, targeting the Dark Star Deposit, the Dark Star North target identified during Gold Standard’s 2014 exploration program and to a lesser extent, the DSC south of the Dark Star Deposit. The Company designed drill programs for the Dark Star Deposit area to extend known shallow oxide gold mineralization along strike and to test newly identified exploration targets. In 2015, Gold Standard completed a two-phase drill program in the Dark Star Deposit area, completing 13 RC and diamond drill holes totalling 5,048.1 m (16,562.0 ft; Table 10.4; Figure 10.3; Dufresne and Koehler, 2016)

Table 10.4: Summary of drill holes completed in Dark Star Deposit area by Gold Standard in 2015.

Year	No. RC Holes	RC Drill holes		No. DD Holes	Diamond Drill holes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Dark Star Main Zone
2015	4	1,335.0	4,380.0	-	-	-	1,335.0	4,380.0
Dark Star North
2015	7	2,705.1	8,875.0	1	427.3	1,402.0	3,132.4	10,277.0
Dark Star Corridor
2015	1	580.6	1905.0	-	-	-	580.6	1,905.0
Total	12	4,620.8	15,160.0	1	427.3	1,402.0	5,048.1	16,562.0

The maiden 2015 Dark Star Resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. See “Mineral Resource Estimates – 2015 Dark Star Deposit Maiden Resource Estimate” below.

The highlight of the 2015 drilling was a new gold discovery at the Dark Star North target, approximately 500 m north of the Dark Star resource (Dark Star Main zone). Significant oxide gold mineralization was intersected in five holes at the new discovery zone highlighted by RC holes DS15-10 and DS15-11, which yielded 150.88 m of 1.38 ppm Au and 156.97 m of 1.51 ppm Au, respectively (Dufresne and Koehler, 2016). Gold mineralization in these holes is hosted in an oxidized multi-stage breccia and is associated with limonite, decalcification, silicification, quartz stringers, drusy quartz, hematite, clay and barite. To date, a mineral resource estimate has not been calculated for the newly discovered Dark Star North area.

[remainder of page left blank intentionally]

Figure 10.3: Collar locations of drill holes completed in Dark Star Deposit area by Gold Standard in 2015.

586000
588000
4480000
4478000
8693 ft
ELKO
Fig Area
N
Dark Star North
Dark Star
Dark Star South
Pinion
Trout Creek
7200 ft
7974 ft
Legend
Drillhole Collar Locations
2015 GSV
Historic (Non-GSV)
Target Areas
Pinion Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Dark Star Deposit Area
1:30,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

•	2016 Drilling

Drilling conducted in 2016 by Gold Standard for the Railroad–Pinion Project focused primarily on the Dark Star Deposit area, which included drilling at the Dark Star Main Zone, the Dark Star North Zone and south of the deposit area along the DSC (Dark Star South target area). Drilling was also conducted during 2016 at the Pinion Deposit and in the Railroad Project area. The 2016 drill program comprised 84 RC, core and combination drill holes (RC with specific cored intervals) that totaled 36,175.8 m (118,687 ft). The 2016 drill program yielded a number of significant gold intersections and resulted in three new gold discoveries:

1.	significant gold intersections at the North Bullion prospect that extended the known zone of mineralization to the north and northwest;
2.	significant gold intersections in a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;
3.	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and
4.	significant gold intersections at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Deposit. Geological modelling and resource estimation is currently underway for the combined Dark Star Deposit (Dark Star Main and North zones).

The following is a summary of the key results from the 2016 Railroad–Pinion Project drill program.

Railroad Project Area

In 2016, Gold Standard completed a total of 19 RC and RC/core combination drill holes at the Railroad portion of the Project that totaled 10,272.1 m (33,701 ft). Significant time and cost savings were made by collaring several drill holes with RC drilling prior to switching to core drilling to test the target zones. The 2016 Railroad area drill program included step-out drilling and the testing of new targets at the Bald Mountain, North Bullion and Cherry Springs (Newmont joint venture) areas (Table 10.5; Figure 10.4).

Samples collected from the drill holes completed within the Cherry Springs Target area did not return any significant gold assays.

Samples collected from drill holes completed in the Bald Mountain Target area returned anomalous gold and base metal assays (Table 10.6) that include:

•	a 4.57 m (15.0 ft) core length interval of 38.77 g/t Ag from drill hole RRB16-03; and
•	a 25.9 m (85.0 ft) core length interval of 0.67 g/t Au (0.02 oz/st) that includes a 7.6 m (25.0 ft) interval of 1.67 g/t Au (0.049 oz/st) and includes a 19.81 m (65.0 ft) interval of 50 g/t Ag (1.46 oz/st), 0.122% Cu, 0.044% Mo and 0.17% Pb from drill hole RRB16-04.

The 2016 drilling at the North Bullion prospect extended mineralization some 180 m to the north from previous drill intersections. In fact, with the results in drill holes RR16-01 and RR16-05 (see below and Table 10.7), the North Bullion zone was extended to the north and northwest. The 2016 North Bullion Target drilling highlights included:

•	a 65.6 m (215 ft) core length interval of 3.17 g/t Au (0.092 oz/st) that includes a 8.5 m (28.0 ft) interval of 11.16 g/t Au (0.325 oz/st) from drill hole RR16-01; and
•	a 19.8 m (65.0 ft.) core length interval of 4.4 g/t Au (0.128 oz/st) that includes a 5.3 m (7.02 ft) interval of 7.02 g/t Au (0.204 oz/st) from drill hole RR16-05.

Table 10.5: Summary of drill holes completed for Railroad Project by Gold Standard in 2016.

Year	No. RC Holes	RC Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		RC		DDH
					Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Bald Mountain Target Area
2016	9	4,969.8	16,305	-	-	-	-	-	4,969.8	16,305
North Bullion Target Area
2016	-	-	-	7*	1,737.4	5,700	1,219.8	4,002	2,957.2	9,702
Cherry Springs Target Area
2016	-	-	-	3	1,005.8	3,300	1,339.3	4,394	2,345.1	7,694
Total	9	4,969.8	16,305	10*	2,743.2	9,000	2,559.1	8,396	10,272.1	33,701

*includes an additional precollar RC hole that will be completed with a core tail in 2017.

Table 10.6: Summary highlights from drill holes completed in 2016 by Gold Standard at Bald Mountain Target area.

Drill hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)	Ag (g/t)	Cu (%)	Zn (%)	Mo (%)	Pb (%)
RRB16-01	80.80	82.30	1.50	265.0	270.0	5	0.19	0.006
	224.03	294.13	70.10	735.0	965.0	230						0.029
including	266.70	280.42	13.72	875.0	920.0	45				0.209		0.029
	364.24	464.82	100.58	1195.0	1525.0	330						0.036
including	441.96	448.06	6.10	1450.0	1470.0	20						0.237
RRB16-02	156.97	172.21	15.24	515.0	565.0	50			18.09	0.201		0.049
including	157.00	158.50	1.50	515.0	520.0	5	0.15	0.004
	199.64	207.26	7.62	655.0	680.0	25			20.78	0.409		0.017
	266.70	289.56	22.86	875.0	950.0	75			3.38	0.138		0.026
	309.37	316.99	7.62	1015.0	1040.0	25			10.96	0.239		0.043
	316.99	367.28	50.29	1040.0	1205.0	165						0.045
RRB16-03	193.55	198.12	4.57	635.0	650.0	15			38.77	0.11
	204.22	213.36	9.14	670.0	700.0	30			2.58	0.212	0.220
	219.46	225.55	6.10	720.0	740.0	20			3.03	0.315	0.124
	367.28	393.19	25.91	1205.0	1290.0	85			5.43	0.116
	400.81	416.05	15.24	1315.0	1365.0	50			10.74	0.418
RRB16-04	278.90	304.80	25.90	915.0	1000.0	85	0.67	0.020
including	283.46	303.28	19.81	930.0	995.0	65			50.00	0.122		0.044	0.170
including	286.60	294.20	7.60	940.0	965.0	25	1.67	0.049
RRB16-05	117.40	122.00	4.60	385.0	400.0	15	0.17	0.005
	157.00	163.10	6.10	515.0	535.0	20	0.21	0.006
	243.90	251.50	7.60	800.0	825.0	25	0.14	0.004
	370.33	425.20	54.86	1215.0	1395.0	180			9.50	0.366	0.277
including	404.90	408.00	3.10	1328.0	1338.0	10	0.38	0.011

RRB16-06	327.66	339.85	12.19	1075.0	1115.0	40			6.29	0.171
including	349.00	367.28	18.29	1145.0	1205.0	60			1.43	0.323		0.012
	416.05	449.58	33.53	1365.0	1475.0	110			5.87	0.451	0.338
including	422.20	425.30	3.10	1385.0	1395.0	10	0.21	0.006
and	448.20	449.70	1.50	1470.0	1475.0	5	0.43	0.012
	586.74	598.93	12.19	1925.0	1965.0	40			10.24	0.184	0.136
RRB16-07	362.71	379.48	16.76	1190.0	1245.0	55			15.88		0.224		0.716
	406.91	419.10	12.19	1335.0	1375.0	40			16.50	0.083	0.577		0.121
	432.82	470.92	38.10	1420.0	1545.0	125			2.46	0.068	0.296
RRB16-08	45.70	47.20	1.50	150.0	155.0	5	0.16	0.005
	54.90	61.00	6.10	180.0	200.0	20	0.16	0.005
	102.10	105.20	3.10	335.0	345.0	10	0.15	0.004
	135.70	143.30	7.60	445.0	470.0	25	0.19	0.006
	233.20	234.70	1.50	765.0	770.0	5	0.33	0.009
RRB16-08A	137.10	140.20	3.10	450.0	460.0	10	0.23	0.006
	487.68	542.54	54.86	1600.0	1780.0	180			3.38	0.452	0.271

Table 10.7: Summary highlights from drill holes completed in 2016 by Gold Standard at North Bullion Target area.

Drill hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
RR16-01	323.7	389.3	65.6	1062	1277	215	3.17	0.092
including	323.7	332.2	8.5	1062	1090	28	11.16	0.325
and	352.7	365.5	12.8	1157	1199	42	3.49	0.102
RR16-02	325.0	334.5	9.5	1066	1097	31	1.18	0.034
	360.4	366.5	6.1	1182	1202	20	0.36	0.01
RR16-03	No Significant Au Intercepts
RR16-04	376.2	377.6	1.4	1234	1238.6	4.6	1.01	0.029
	497.9	500.6	2.7	1633	1642	9	0.33	0.009
	507.3	511.6	4.3	1664	1678	14	0.78	0.023
RR16-05	404.9	408.0	3.1	1328	1338	10	0.38	0.011
	447.1	466.9	19.8	1466.5	1531.5	65	4.4	0.128
including	461.6	466.9	5.3	1514	1531.5	17.5	7.02	0.204
RR16-06	482.6	488.2	5.6	1583	1601.5	18.5	0.69	0.02

[remainder of page left blank intentionally]

Figure 10.4: Collar locations of drill holes completed for the Railroad Project by Gold Standard in 2016.

582000
583000
584000
585000
4489000
4488000
4487000
Fig Area
ELKO
orth Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
Bullion Fault Corridor Target
Bullion Stock
Central Bullion Target
RRN16-01
RRN16-02
RRN16-03
RR16-06
RR16-02
RR16-05
RR16-01
RR16-03
RR16-04
RRB16-06
RRB16-04
RRB16-07
RRB16-08
RRB16-08A
RRB16-03
RRB16-02
RRB16-01,
RRB16-05
Bullion Rd
Bullion
N
Legend
Drillhole Collar Locations
2016 GSV
Historic (Previous GSV and Non-GSV)
Project Areas
Railroad Project
Pinion Project
Target Area(s)
Railroad Project
Bullion
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 GSV Drilling
Railroad Project
1:25,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Pinion Deposit Area

Gold Standard completed a total of 25 drill holes in the Pinion Deposit area in 2016 totalling 8,053.7 m (26,423 ft) (Table 10.8; Figure 10.5). Drilling at the Pinion Deposit was designed to extend known zones of mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing (“met holes”) and included several holes that were intended to test the Irene geological/geochemical target west of the Pinion Deposit and the new Sentinel target north of the Pinion Deposit. The 2016 Pinion drilling resulted in several significant gold intersections, defined as averaging greater than the 0.14 g/t Au cut-off grade that was used previously to define the 2016 Pinion Resource (Dufresne and Nicholls, 2016), in the West-southwest Pinion Deposit area. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

The 2016 drill program included two drill holes (PIN16-11 and 12) that were completed at the Irene target to the west of the Pinion Deposit area that were intended to test the prospective top of the Devils Gate Limestone beneath a gold and Carlin pathfinder soil geochemical anomaly. Samples collected from hole PIN16-11 northwest of main Pinion Deposit area did not return any significant gold assays. Samples collected from hole PIN16-12 completed in the Irene Target area returned an anomalous 6.1 m (20 ft) interval that assayed 0.16 g/t Au (0.005 oz/st; Table 10.9).

Samples collected from the two drill holes completed in Pinion Deposit’s North Zone returned several significant gold intersections, as defined above and listed in Table 10.9 below, and included;

•	a 43.6 m (142.9 ft) core length interval of 0.5 g/t Au (0.015 oz/st) that includes a 2.5 m (8.3 ft) interval of 2.01 g/t Au (0.058 oz/st) from drill hole PIN16-01; and
•	a 49.7 m (163 ft) core length interval of 0.96 g/t Au (0.028 oz/st) that includes a 15.4 m (50.5 ft) interval of 1.39 g/t Au (0.041 oz/st) and a 4.6 m (15 ft) interval of 2.05 g/t Au (0.06 oz/st) from drill hole PIN16-04.
•	These holes were drilled with PQ core and were completed in order to recover material for metallurgical testing.

A total of 10 holes were completed at the Pinion Main Zone and along the west edge of the Pinion Main Zone. Highlights from 2016 drilling in the Pinion Main Zone included a 23.3 m (76.3 ft) core length interval of 0.79 g/t Au (0.023 oz/st), including a 7.6 m (24.8 ft) interval of 1.15 g/t Au (0.034 oz/st) in hole PIN16-05A and a 27.7 m (90.9 ft) core length interval of 0.42 g/t Au (0.012 oz/st) in hole PIN16-07. These two holes were drilled with PQ core in order to recover additional material for metallurgical testing. Samples from these holes, and two previously drilled holes from the main zone, as well as material from the 2016 and two previous holes from the Pinion North Zone, have been sent to Kappes, Cassiday & Associates in Reno, NV for column leach testing.

Finally, additional significant gold intersections in a number of holes along the west and southwest edge of the Pinion Deposit including an interval of 0.43 g/t Au (0.013 oz/st) over 28.96 m (95 ft) drill hole length in hole PIN16-02, and a 7.6 m (25 ft) drill hole interval of 1 g/t Au (0.029 oz/st) that includes a 3.1 m (10 ft) drill hole interval of 1.58 g/t Au (0.046 oz/st) in drill hole PIN16-03. This drilling was successful in extending the extent of mineralization along the west and southwest edge of the Pinion Deposit some 120 to 150 m from previous intersections.

[remainder of page left blank intentionally]

Figure 10.5: Collar locations of drill holes completed in the Pinion Deposit area by Gold Standard in 2016.

582000
584000
586000
4482000
4480000
4478000
Fig Area
8693 ft
ELKO
South Bullion Fault Corridor Target
Bullion Fault Corridor Target
LT Target
Sentinel
North Pinion
Irene
Northwest Pinion
Main Zone
West-southwest
Pinion
Southeast Pinion
South Pinion
Papoose Canyon
Dixie Fork Trout Creek
PIN16-01
PIN16-02
PIN16-03
PIN16-04
PIN16-05
PIN16-05A
PIN16-06
PIN16-07
PIN16-08
PIN16-09
PIN16-10
PIN16-11
PIN16-12
PIN16-13
PIN16-14
PIN16-15
PIN16-15A
PIN16-16
PIN16-17
PIN16-18
PIN16-19
PIN16-20
PIN16-21
PIN16-22
PIN16-23
N
Legend
Drillhole Collar Locations
2016 GSV
Historic (Previous GSV and Non-GSV)
Target Areas
Pinion Deposit
Railroad Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 GSV Drilling
Pinion Deposit Area
1:30,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Table 10.8: Summary of drill holes completed in the Pinion Deposit area by Gold Standard in 2016.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Main Zone
2016	-	-	-	3	182.3	598.0	182.3	598.0
South Pinion
2016	1	402.3	1,320.0	-	-	-	402.3	1,320.0
West-southwest Pinion
2016	4	1,752.6	5,750.0	-	-	-	1,752.6	5,750.0
Northwest Pinion
2016	2	920.5	3,020.0	-	-	-	920.5	3,020.0
North Pinion
2016				2	294.7	967.0	294.7	967.0
Sentinel
2016	10	2,869.7	9,415.0	1	275.2	903.0	3,144.9	10,318.0
Irene
2016	2	1356.4	4,450.0	-	-	-	1356.4	4,450.0
Total	19	7,301.5	23,955.0	6	752.2	2,468.0	8,053.7	26,423.0

Table 10.9: Summary highlights from drill holes completed in 2016 by Gold Standard at the Pinion Deposit area.

Drill hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
PIN16-01	115.2	158.8	43.6	378.1	521	142.9	0.5	0.015
including	119.8	122.3	2.5	393	401.3	8.3	2.01	0.058
PIN16-02	291.2	292.7	1.5	955	960	5	0.15	0.004
	295.7	324.7	29	970	1065	95	0.43	0.013
PIN16-03	303.4	309.5	6.1	995	1015	20	0.24	0.007
	320.1	327.7	7.6	1050	1075	25	1	0.029
including	321.6	324.7	3.1	1055	1065	10	1.58	0.046
	352.1	355.2	3.1	1155	1165	10	0.3	0.009
	373.5	375	1.5	1225	1230	5	0.19	0.005
	379.5	382.6	3.1	1245	1255	10	0.3	0.009
PIN16-04	3.7	53.4	49.7	12	175	163	0.96	0.028
including	4.9	20.3	15.4	16	66.5	50.5	1.39	0.041
and	45.4	50	4.6	149	164	15	2.05	0.06
	58.5	64.9	6.4	192	213	21	0.5	0.015

PIN16-05	2.3	2.8	0.5	7.5	9.2	1.7	0.14	0.004
	4.7	19.2	14.5	15.5	63	47.5	0.73	0.021
	27.7	28.6	0.9	91	94	3	0.48	0.014
PIN16-05A	6.4	29.7	23.3	21	97.3	76.3	0.79	0.023
including	15.8	23.4	7.6	52	76.8	24.8	1.15	0.034
PIN16-06	309.4	346	36.6	1015	1135	120	0.36	0.01
	356.7	362.8	6.1	1170	1190	20	0.23	0.007
	375	397.9	22.9	1230	1305	75	0.25	0.007
PIN16-07	61	88.7	27.7	200	291	91	0.42	0.012
PIN16-08	285	295.7	10.7	935	970	35	0.16	0.005
	300.3	324.7	24.4	985	1065	80	0.38	0.011
	346	349.1	3.1	1135	1145	10	0.61	0.018
	359.8	367.4	7.6	1180	1205	25	0.18	0.005
PIN16-09	No Significant Au Intercepts
PIN16-10	289.6	307.9	18.3	950	1010	60	0.37	0.011
	315.5	326.2	10.7	1035	1070	35	0.24	0.007
PIN16-11	No Significant Au Intercepts
PIN16-12	0	6.1	6.1	0	20	20	0.16	0.005
PIN16-13	3	21.3	18.3	10	70	60	0.21	0.006
	48.8	50.3	1.5	160	165	5	0.16	0.005
PIN16-14	1.5	6.1	4.6	5	20	15	0.15	0.004
	16.8	35.1	18.3	55	115	60	0.2	0.006
	42.7	57.9	15.2	140	190	50	0.22	0.006
	91.5	93	1.5	300	305	5	0.15	0.004
	187.5	192.1	4.6	615	630	15	0.16	0.005
PIN16-15	0	4.6	4.6	0	15	15	0.19	0.005
	19.8	21.3	1.5	65	70	5	0.14	0.004
	30.5	32	1.5	100	105	5	0.17	0.005
	35	39.6	4.6	115	130	15	0.15	0.004
PIN16-15A	4.5	7.6	3.1	15	25	10	0.17	0.005
	16.7	19.8	3.1	55	65	10	0.15	0.004
PIN16-16	1.5	10.7	9.2	5	35	30	0.38	0.011
	22.9	24.4	1.5	75	80	5	0.18	0.005
	32	53.3	21.3	105	175	70	0.2	0.006
	57.9	80.8	22.9	190	265	75	0.42	0.012
	100.6	102.1	1.5	330	335	5	0.16	0.005
	137.2	141.8	4.6	450	465	15	0.15	0.004
	205.8	210.4	4.6	675	690	15	0.23	0.007
	214.9	216.4	1.5	705	710	5	0.15	0.004
	271.3	272.8	1.5	890	895	5	0.18	0.005
PIN16-17	19.8	28.9	9.1	65	95	30	0.27	0.008
	47.3	65.6	18.3	155	215	60	0.23	0.007
	86.9	88.4	1.5	285	290	5	0.28	0.008

PIN16-18	12.2	13.7	1.5	40	45	5	0.18	0.005
	19.8	39.6	19.8	65	130	65	0.33	0.009
	48.8	61	12.2	160	200	40	0.2	0.006
	65.5	73.1	7.6	215	240	25	0.17	0.005
	79.2	89.9	10.7	260	295	35	0.18	0.005
	118.9	122	3.1	390	400	10	0.29	0.008
	227.1	230.2	3.1	745	755	10	0.14	0.004
	285.1	286.6	1.5	935	940	5	0.75	0.022
	442.1	446.7	4.6	1450	1465	15	0.33	0.009
PIN16-19	No Significant Au Intercepts
PIN16-20	7.6	13.7	6.1	25	45	20	0.35	0.01
	15.2	16.7	1.5	50	55	5	0.15	0.004
	27.4	36.5	9.1	90	120	30	0.17	0.005
	143.3	144.8	1.5	470	475	5	0.19	0.006
	175.3	178.4	3.1	575	585	10	0.24	0.007
PIN16-21	41.2	47.3	6.1	135	155	20	0.14	0.004
	50.3	51.8	1.5	165	170	5	0.15	0.004
	61	68.6	7.6	200	225	25	0.31	0.009
PIN16-22	10.6	13.7	3.1	35	45	10	0.19	0.006
	32	36.6	4.6	105	120	15	0.15	0.004
	41.2	42.7	1.5	135	140	5	0.21	0.006
PIN16-23	15.1	30.9	15.9	49.5	101.5	52	0.23	0.007

Dark Star Deposit Area

Gold Standard completed a total of 40 drill holes in the Dark Star Deposit area in 2016 that totaled 17,850 m (58,563 ft) (Table 10.10; Figure 10.6). The 2016 Dark Star drilling included holes that tested the Dark Star Main zone as well as the Dark Star North target and target areas to the south along the DSC. Drilling at the Dark Star Main zone was designed to extend zones of known mineralization to the west and northwest and to provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the Dark Star North target area and to the south along the DSC was designed to test around the initial Dark Star North discovery holes including the core intersection in hole DS15-13 (15.4 m of 1.85 g Au/t and 97.0 m of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

Drilling at the Dark Star Deposit area identified a number of additional mineralized intersections and extended the known zone of mineralization to the west and northwest (see holes DS16-07, 19, 26 and 38 in Table 10.11 and Figure 10.6). The main highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Dark Star Deposit into the new Dark Star North area. Additional results from the 2016 drill program highlighted the gold potential of the entire DSC.

Three drill holes (DS16-17, 18 and 20) were completed in the heart of the Dark Star Main zone and were intended to provide infill results as well as metallurgical sample material. All three holes encountered significant gold intersections typified by hole DS16-18, a PQ-size metallurgical core hole, that returned an intersection of 72.9 m core length of 1.07 g/t Au (0.031 oz/st) (Table 10.11), in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section. Material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

Drill holes DS16-10, 26 and 38 were successful in extending the known Dark Star Main zone of mineralization to the west and holes DS16-07 and 19 were successful in extending the Main Zone to the northwest. These holes extended the known Main Zone mineralization 100 and 200 m west and northwest, respectively and included:

•	a 47.3 m (155.0 ft) drill hole interval of 0.64 g/t Au (0.019 oz/st) that includes a 7.6 m (25.0 ft) drill hole interval of 1.22 g/t Au (0.036 oz/st) in hole DS16-10 (west extension);
•	a 38.1 m (125.0 ft) drill hole interval of 0.56 g/t Au (0.016 oz/st) in hole DS16-07 (northwest extension); and
•	an upper zone of 38.1 m (125.0 ft) core length of 0.73 g/t Au (0.021 oz/st), a middle zone of 31.6 m (103.5 ft) core length of 0.49 g/t Au (0.014 oz/st), and a lower zone of 52.1 m (171.0 ft) core length of 1.04 g/t Au (0.030 oz/st), that includes a 15.9 m (52.0 ft) interval of 2.0 g/t Au (0.058 oz/st) in hole DS16-26 (northwest extension).

The following are some of the drilling highlights from the 2016 Dark Star drill program at the new Dark Star North zone of mineralization. Intersections in holes DS16-31 and 33 indicate a connection between the Dark Star Main zone and the new Dark Star North zone. As a result of the 2016 Dark Star drill program, additional drill testing of the deposit area is warranted as mineralization remains open in several directions. Additionally, geological modelling and resource estimation is currently underway, which is intended to update the 2015 Maiden Dark Star Resource (Dufresne et al, 2015) with the addition of the 2015 and 2016 drill results. The 2016 Dark Star North zone drill program included (see Table 10.11 and Figure 10.6):

•	a 101.2 m (332 ft) core length interval of 1.5 g/t Au (0.043 oz/st) that includes a 32.3 m (106.0 ft) interval of 2.87 g/t Au (0.083 oz/st) in hole DS16-03B;
•	a 126.2 m (414 ft) core length interval of 3.95 g/t Au (0.115 oz/st) that includes a 44.0 m (144.4 ft) interval of 4.7 g/t Au (0.137 oz/st) in hole DS16-08;
•	a 56.2 m (184.3 ft) core length interval of 1.83 g/t Au (0.053 oz/st) that includes a 5.8 m (19.0 ft) interval of 2.74 g/t Au (0.08 oz/st) in hole DS16-21;
•	a 97.3 m (319 ft) core length interval of 3.16 g/t Au (0.092 oz/st) that includes a 12.5 m (41 ft) interval of 6.09 g/t Au (0.178 oz/st) in hole DS16-24; and
•	a 47.6 m (156.0 ft) interval of 0.49 g/t Au (0.014 oz/st) that includes a 4.9 m (16.0 ft) interval of 1.0 g/t Au (0.029 oz/st) in hole 16DS-33.

Finally, the 2016 Dark Star drill program highlighted the gold potential of the entire DSC, which is a +4 mile (+6 km) long north-south structural zone that has been defined by mapping and geophysics extending from Dark Star North, through the Dark Star Deposit (Main Zone) and the Dark Star South target area down to the Dixie Creek target at the south end of the Railroad-Pinion Project. Gold Standard completed a total of six drill holes south of the Dark Star Main zone along the DSC towards the Dixie Creek target. Samples collected from the 2016 drill holes completed in the DSC target area returned a single anomalous 4.6 m (15 ft) drill hole interval of 0.4 g/t Au (0.012 oz/st) from hole DS16-11 (Table 10.11).

Table 10.10: Summary of drill holes completed in the Dark Start Deposit area by Gold Standard in 2016.

Year	No. RC Holes	RC Drillholes		No. RC Holes	Diamond Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)		RC		DDH
								Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Dark Star Main Zone
2016	5	2,429.3	7,970.0	4	1,092.1	3,583.0	-	-	-	-	-	3,521.4	11,553.0
Dark Star North
2016	8	3,419.9	11,220.0	15	6,893.4	22,616.0	2	243.8	800.0	703.8	2,309.0	11,260.8	36,945.0
Dark Star Corridor
2016	6	3,067.8	10,065.0	-	-	-	-	-	-	-	-	3,067.8	10,065.0
Total	19	8,916.9	29,255.0	19	7,985.55	26,199.0	2	243.84	800.0	703.8	2,309.0	17,850.0	58,563.0

Table 10.11: Summary of highlights from drill holes completed in 2016 by Gold Standard within the Dark Star Deposit area.

Drill hole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-01	150.9	155.3	4.4	495	509.4	14.4	0.17	0.005
	200.6	201.2	0.6	658	660	2	0.36	0.01
	223.6	225.6	2	733.5	740	6.5	0.2	0.006
	231.1	236	4.9	758	774	16	0.15	0.004
	250.7	251.7	1	822.5	825.7	3.2	0.23	0.007
	255.8	260.2	4.4	839	853.5	14.5	0.14	0.004
	264.5	266	1.5	867.5	872.5	5	0.32	0.009
	269.1	272	2.9	882.5	892	9.5	0.17	0.005
DS16-02	11	13.4	1.5	39	44	5	0.15	0.004
	33.5	37.5	4	110	123	13	0.45	0.013
	42.8	52.1	9.3	140.5	171	30.5	0.5	0.015
	100	102	2	328	334.5	6.5	0.18	0.005
	107.9	131.1	23.2	354	430	76	0.72	0.021
including	123.4	128	4.6	405	420	15	1.8	0.053
DS16-03	79.3	90	10.7	260	295	35	0.79	0.023
DS16-03B	53.3	54.8	1.5	175	180	5	0.15	0.005
	60.9	65.5	4.6	200	215	15	0.21	0.006
	82.3	95.1	12.8	270	312	42	0.37	0.011
	97	98.2	1.2	318	322	4	0.78	0.023
	101.5	202.7	101.2	333	665	332	1.5	0.043
including	148.8	181.1	32.3	488	594	106	2.87	0.083
	225.3	226.2	0.9	739	742	3	0.24	0.007
	317.3	347.9	30.6	1041	1141.5	100.5	0.5	0.015
including	317.3	320.4	3.1	1041	1051	10	1.79	0.052
	363.4	367.7	4.3	1192	1206	14	0.25	0.007
	370.1	372.5	2.4	1214	1222	8	0.15	0.004
DS16-04	No Significant Au Intercepts
DS16-05	3.6	4.8	1.2	12	15.8	3.8	0.17	0.005
	7.3	10.6	3.3	24	34.8	10.8	0.19	0.006
	32.3	34	1.7	106	111.5	5.5	0.17	0.005
	38.6	44.5	5.9	126.5	146	19.5	0.18	0.005
	49.1	50.6	1.5	161	166	5	0.16	0.005
	53	55.7	2.7	174	183	9	0.17	0.005
	67.4	71.9	4.5	221	235.7	14.7	0.25	0.007
	78.5	81.4	2.9	257.5	267	9.5	0.16	0.005
	86	97.4	11.4	282	319.5	37.5	0.21	0.006
	177.4	182.6	5.2	582	599	17	0.2	0.006
	187.4	189.1	1.7	615	620.5	5.5	0.15	0.004
	197.2	200.3	3.1	647	657	10	0.17	0.005
	216.5	218.9	2.4	710	718	8	0.44	0.012

	225.6	249.7	24.1	740	819	79	1.28	0.037
	255.5	258.2	2.7	838	847	9	0.38	0.011
DS16-06	118.9	122	3.1	390	400	10	0.17	0.005
DS16-07	154	163.1	9.1	505	535	30	1.08	0.032
	170.7	208.8	38.1	560	685	125	0.56	0.016
including	187.5	195.1	7.6	615	640	25	1.08	0.032
	214.9	218	3.1	705	715	10	0.19	0.006
	225.6	254.6	29	740	835	95	0.67	0.02
	263.7	283.5	19.8	865	930	65	0.28	0.008
	298.8	318.6	19.8	980	1045	65	0.54	0.016
	327.7	330.8	3.1	1075	1085	10	0.25	0.007
	335.4	341.5	6.1	1100	1120	20	0.15	0.004
	349	352.1	3.1	1145	1155	10	0.26	0.008
	356.7	364.3	7.6	1170	1195	25	0.56	0.016
	368.9	385.7	16.8	1210	1265	55	0.91	0.027
DS16-08	76.3	76.8	0.5	250.5	252	1.5	0.3	0.009
	89	93	4	292	305	13	0.23	0.007
	100.9	107.3	6.4	331	352	21	0.46	0.013
	110.1	112.5	2.4	361	369	8	0.47	0.014
	114	135.3	21.3	374	444	70	0.67	0.02
	147.8	154.4	6.6	485	506.5	21.5	0.16	0.005
	157.2	159.6	2.4	515.6	523.5	7.9	0.22	0.006
	165.2	291.4	126.2	542	956	414	3.95	0.115
including	179.6	223.6	44	589	733.4	144.4	4.7	0.137
and	247	264.9	17.9	810.3	869	58.7	5.6	0.164
and	275	282.9	7.9	902	928	26	10.7	0.312
	334.4	338.7	4.3	1097	1111	14	0.45	0.013
	349.7	355.8	6.1	1147	1167	20	0.43	0.013
	359.1	362.5	3.4	1178	1189	11	0.2	0.006
DS16-09	No Significant Au Intercepts
DS16-10	39.6	44.2	4.6	130	145	15	0.17	0.005
	57.9	105.2	47.3	190	345	155	0.64	0.019
including	67.1	74.7	7.6	220	245	25	1.22	0.036
	175.3	176.8	1.5	575	580	5	0.48	0.014
	182.9	189	6.1	600	620	20	0.14	0.004
	254.6	269.8	15.2	835	885	50	0.27	0.008
DS16-11	106.7	111.3	4.6	350	365	15	0.4	0.012
DS16-12	No Significant Au Intercepts
DS16-13	No Significant Au Intercepts
DS16-14	No Significant Au Intercepts
DS16-15	No Significant Au Intercepts
DS16-16	No Significant Au Intercepts
DS16-17	27.7	140.2	112.5	91	460	369	0.69	0.020
including	41.8	72.2	29.9	137	237	100	1.16	0.034

and	108.8	130.1	21.3	357	427	70	0.96	0.028
DS16-18	0.3	73.2	72.9	1	240	239	1.07	0.031
including	35.2	63.1	27.9	115.5	207	91.5	1.8	0.052
DS16-19	228.6	233.2	4.6	750	765	15	0.21	0.006
	236.3	237.8	1.5	775	780	5	0.53	0.015
	240.8	243.9	3.1	790	800	10	0.16	0.005
	272.9	282	9.1	895	925	30	0.21	0.006
	292.7	297.3	4.6	960	975	15	0.18	0.005
	306.4	307.9	1.5	1005	1010	5	0.24	0.007
	324.6	327.7	3.1	1065	1075	10	0.17	0.005
	330.8	338.4	7.6	1085	1110	25	0.21	0.006
DS16-20	2.7	84.0	81.3	9	275.5	266.5	0.49	0.014
including	48.0	63.2	15.2	157.5	207.5	50	1.37	0.040
DS16-21	16.6	20.4	3.8	54.5	67	12.5	0.23	0.007
	38.6	94.8	56.2	126.7	311	184.3	1.83	0.053
including	62.2	68	5.8	204	223	19	2.74	0.08
and	73.7	83.5	9.8	242	274	32	3.78	0.11
	128.3	135.5	7.2	421	444.5	23.5	0.41	0.012
	154.6	156.1	1.5	507	512	5	0.19	0.006
	208.2	209.1	0.9	683	686	3	0.14	0.004
	226.1	229.9	3.8	741.5	754	12.5	0.15	0.004
DS16-22	6.1	7.6	1.5	20	25	5	0.7	0.02
	102.1	106.7	4.6	335	350	15	0.16	0.005
	118.9	131.1	12.2	390	430	40	0.16	0.005
	149.4	150.9	1.5	490	495	5	0.17	0.005
	164.6	166.1	1.5	540	545	5	0.14	0.004
	173.8	178.4	4.6	570	585	15	0.15	0.004
	182.9	192	9.1	600	630	30	0.37	0.011
DS16-23	No Significant Au Intercepts
DS16-24	104.5	114	9.5	343	374	31	0.16	0.005
	119.8	136.9	17.1	393	449	56	0.41	0.012
	143.3	144.5	1.2	470	474	4	0.3	0.009
	152.4	161.5	9.1	500	530	30	0.28	0.008
	165	165.5	0.5	541.5	543	1.5	0.52	0.015
	171.6	175.7	4.1	563	576.5	13.5	0.33	0.009
	180.8	278.1	97.3	593	912	319	3.16	0.092
including	203.9	214	10.1	669	702	33	4.02	0.117
and	225.9	275	49.1	741	902	161	4.62	0.134
including	262.5	275	12.5	861	902	41	6.09	0.178
DS16-25	No Significant Au Intercepts
DS16-26	187.2	225.3	38.1	614	739	125	0.73	0.021
including	203.9	208.5	4.6	669	684	15	2.61	0.076
	231.4	263	31.6	759	862.5	103.5	0.49	0.014
	274.1	326.2	52.1	899	1070	171	1.04	0.03
including	291.8	298.5	6.7	957	979	22	2.03	0.059

and	306.3	322.2	15.9	1004.5	1056.5	52	2	0.058
	386.9	388	1.1	1269	1272.5	3.5	0.19	0.006
	462.8	463.7	0.9	1518	1521	3	0.17	0.005
DS16-27	67.4	69.7	2.3	221	228.5	7.5	0.21	0.006
	73.3	73.9	0.6	240.5	242.5	2	0.23	0.007
	77.7	80.1	2.4	255	263	8	0.16	0.005
	93	94.2	1.2	305	309	4	0.19	0.006
	98.5	101.2	2.7	323	332	9	0.15	0.004
	108.8	110.1	1.3	356.7	361	4.3	0.2	0.006
	114.6	153.6	39	376	504	128	0.72	0.021
including	136.9	144.2	7.3	449	473	24	1.49	0.043
DS16-28	5.2	7	1.8	17	23	6	0.25	0.007
DS16-29	No Significant Au Intercepts
DS16-29A	No Significant Au Intercepts
DS16-30	No Significant Au Intercepts
DS16-31	62.8	64.3	1.5	206	211	5	0.23	0.007
	67.7	70.3	2.6	222	230.5	8.5	0.17	0.005
	84.8	86	1.2	278	282	4	0.26	0.008
	103	107.3	4.3	338	352	14	0.22	0.007
	118	135.7	17.7	387	445	58	0.4	0.012
DS16-32	69.8	71.8	2	229	235.5	6.5	0.15	0.004
DS16-33	69.2	92.5	23.3	227	303.5	76.5	0.28	0.008
	104.3	105.8	1.5	342	347	5	0.17	0.005
	113.4	116.5	3.1	372	382	10	0.22	0.006
	121	126.8	5.8	397	416	19	0.24	0.007
	130.2	152	21.8	427	498.5	71.5	0.35	0.01
	156.7	204.3	47.6	514	670	156	0.49	0.014
including	169.2	174.1	4.9	555	571	16	1	0.029
and	177.4	182.9	5.5	582	600	18	1.09	0.031
	206.7	220.7	14	678	724	46	0.76	0.022
including	212.5	219.2	6.7	697	719	22	1.13	0.033
DS16-34	275.2	276.7	1.5	902.5	907.5	5	0.21	0.006
DS16-35	No Significant Intercepts
DS16-36	156.4	158.8	2.4	513	521	8	0.17	0.005
DS16-37	8.2	9.4	1.2	27	31	4	0.18	0.005
	84.5	87.2	2.7	277	286	9	0.17	0.005
	176.7	179.6	2.9	579.5	589	9.5	0.23	0.007
DS16-38	196.6	202.7	6.1	645	665	20	0.22	0.006
	219.5	243.9	24.4	720	800	80	2.03	0.059
including	228.6	239.3	10.7	750	785	35	3.62	0.106
	394.8	396.3	1.5	1295	1300	5	0.36	0.011
	405.5	413.1	7.6	1330	1355	25	0.24	0.007
	416.2	436	19.8	1365	1430	65	0.36	0.011

Figure 10.6: Collar locations of drill holes completed in the Dark Star Deposit area by Gold Standard in 2016.

586000
588000
4480000
4478000
N
Fig Area
8693 ft
ELKO
DS16-29
DS16-29A
DS16-32
DS16-34
DS16-25
DS16-04
DS16-35
DS16-28
DS16-05
DS16-02
DS16-21
DS16-23
DS16-30
Dark Star North
DS16-01
DS16-08
DS16-24
DS16-36
DS16-03
DS16-03B
DS16-27
DS16-06
DS16-31
DS16-33
DS16-22
DS16-37
DS16-19
DS16-07
DS16-26
DS16-38
DS16-17
DS16-20
DS16-18
DS16-10
Dark Star
DS16-09
DS16-11
Pinion
Dark Star South
DS16-14
DS16-15
DS16-12
DS16-16
DS16-13
7200 ft
7974 ft

Legend

Drillhole Collar Locations

- 2016 GSV
- Historic (Previous GSV and Non-GSV)

Target Areas

- Pinion Project
- Mineralized Zones

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

2016 GSV Drilling
Dark Star Deposit Area

1:30,000

0 — 1 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

Sample Preparation, Analysis and Security

The following summarizes the procedures employed by Gold Standard for surface sampling, the handling of core and reverse-circulation cuttings samples.

•	Surface Soil and Rock Sampling

The following describes the surface sampling procedures that have been established by Gold Standard at the Railroad-Pinion Project. All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material was inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, Nevada (or Vancouver, B.C.), or Bureau Veritas’ certified laboratory in Sparks, Nevada for geochemical analysis. Samples are crushed and pulverized for gold assay, 30 g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

•	Diamond Drill Core

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.
•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.
•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.
•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in the original core boxes.
•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses were completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

•	Reverse-circulation drill hole cuttings

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples were picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, Nevada.

Samples submitted to either ALS or Bureau Veritas utilized the exact same preparation and analytical procedures as described above for the core samples.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were shipped to Reno, Nevada or Vancouver, B.C. for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

Data Verification

•	Non-Analytical Data

For non-analytical field data Gold Standard has instituted protocols to insure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers are required to enter sample locations and descriptive information into computers daily and locations are checked to eliminate data input errors. For non-analytical drill hole information, Gold Standard employs a similar protocol of continuous data checking to insure the accurate recording within the project’s drilling database, which includes: collar and down hole survey information; all geological and geotechnical information from both core and RC chip logging. The procedures employed are considered reasonable and adequate with respect to insuring data integrity.

Steven Koehler, the Company’s Manager of Projects, a qualified person and co-author of the 2017 Railroad-Pinion Report, has verified the location of numerous drill sites throughout the project area and compared them with coordinates in Gold Standard’s drill database and has not found any issues. Mr. Koehler has also conducted visits to the ALS Minerals (“ALS”) and Inspectorate America Corporation/Bureau Veritas (“Inspectorate” or “Bureau Veritas”) sample preparation facilities in Elko, Nevada, and no sample security or integrity issues were identified. In addition, the authors of the 2017 Railroad-Pinion Report have conducted a review of geological and geochemical data within Gold Standard’s drill database by comparing database values to original drill logs (paper copies) and original assay certificates provided by ALS and Bureau Veritas (Inspectorate). No issues were identified.

Analytical Data (Quality Assurance and Quality Control Program)

The analytical portion of the quality assurance and quality control (“QA/QC”) program employed by Gold Standard aims to provide a means by which the accuracy and precision of the assaying that is performed on its drilling samples (core and RC chip) can be measured to insure the highest possible data quality. In order to achieve this goal, Gold Standard personnel insert samples of standard reference materials (standards), which are commercially available materials certified to contain a known concentration of an element (or elements) - in this case gold. The Company’s protocol is to use several standards of varying gold concentration during a drilling campaign and randomly insert one standard sample into the stream of actual drill samples at a rate of approximately 1 in 10. The company-inserted QC samples alternate between a standard and a blank, the latter simply being a standard that analyses (assays) below detectable limits for the key element. The analytical quality control measures employed by Gold Standard are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

Consistent with previous Gold Standard drill programs, the certified standard and blank samples used during the 2016 Railroad-Pinion drill programs were purchased from MEG Inc. (www.sheaclarksmith.com) in Reno, Nevada. A review of the sample preparation and certification procedures employed by MEG Inc. indicates that reference materials are produced per industry standards to insure homogeneity. During the 2016 Pinion, Dark Star, and Railroad drill programs, a total of 1,334 standard reference materials were inserted in the sample stream by Gold Standard.

•	2016 Pinion RC and Core Drill Program QA/QC

All drilling and standard reference samples resulting from the 2016 Pinion drill program were analyzed at the ALS laboratory in Reno, Nevada. The 2016 Pinion drill program included 25 RC and core drill holes over 26,423 ft (8,053.7 m). Two of these holes, PIN16-05 and PIN16-15, were abandoned before their target depth and were re-drilled as PIN16-05A and PIN16-15A, respectively. The full drill program involved the analysis of some 5,980 samples, which included 5,456 drill samples and 524 QC samples (257 blank and 267 standards). Thus, the average frequency of insertion for the standard reference materials for the 2016 Pinion drill program was 1 in every 10.4 drilling samples.

1.     Blanks

Because, for all intents and purposes, blank samples are not supposed to contain any of the key element (gold), they provide a means of checking that there is no sample contamination during the analytical process that might affect data quality. A total of 257 blank samples were inserted in the 2016 Pinion drilling sample stream by Gold Standard personnel. The blank pulp samples are certified by MEG Inc. to contain gold at concentrations below detectable limits (<0.003 ppm or <3 ppb Au). As with the rest of the samples, the blanks were analyzed at ALS in Reno, NV by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit 0.005 ppm Au (5 ppb Au). Only one (1) of the 257 assays for the blank samples (0.4%) returned a value (6 ppb Au) above the detection limit (5 ppb) for Au. The remaining blank samples assayed below the detectable limit (< 5 ppb Au). Thus, the assays for the 2016 Pinion drilling blank samples are acceptable and do not demonstrate any significant irregularities.

2.     Standard Reference Materials

Because standards contain a “known” concentration of a given element, they provide a means of measuring the overall accuracy and precision of the analytical technique being used. The 2016 Pinion drilling assays included 267 standard samples and, in general, there were no significant issues with respect to the analysis of such standard samples at ALS such that the resulting drill data is acceptable for inclusion in the Company’s Pinion drilling database and for use in any subsequent quantitative analyses (i.e. resource estimation).

3.       Umpire Check Assays, Duplicate Core Sample Assays and Lab-inserted Standard Reference Materials

There has been no umpire assaying conducted on the 2016 Pinion drilling samples and no duplicate samples were collected during the 2016 Pinion drilling program. In addition, there were no lab-inserted standard sample results or repeat analysis results reported within the digital assay files provided by the laboratories for the 2016 Pinion drill program.

•	2016 Dark Star RC and Core Drill Program QA/QC

The 2016 Dark Star drill program totalled 58,563 ft (17,850.0 m), which included: 19 RC drill holes totaling 30,056 ft (9,161 m) and 21 core holes totaling 28,508 ft (8,689 m). Two of these holes, DS16-03 and DS16-29, were abandoned before their target depth and re-drilled as DS16-03B and DS16-29A, respectively. The drilling and QC samples resulting from the 2016 Dark Star drill program were analyzed at two laboratories with the majority (~93%) being analysed at Bureau Veritas (Inspectorate) laboratory in Sparks, NV. The remaining samples (~ 7%) were assayed by ALS laboratories at either their Reno, NV or Vancouver, B.C. facilities

A total of 13,820 samples were analyzed during the 2016 Dark Star drill program. Of these samples 12,534 were actual drilling samples and 1,286 were MEG Inc. supplied standard reference materials inserted into the sample stream by Gold Standard personnel. The QC samples comprised 712 standards and 574 blanks. Thus, the frequency of the insertion of QC samples in the 2016 Dark Star drill program by Gold Standard was 1 in every 9.8 drill samples, which is adequate to ensure that each batch of assays included at least 1 company-inserted standard sample.

1.       Blanks

A total of 574 blank samples were inserted in the sample stream by Gold Standard personnel during the 2016 Dark Star drill program. The blank pulp samples were certified by MEG Inc. to assay < 0.003 ppm (< 3 ppb) Au. The blanks, as with all of the other actual and standard samples, were analyzed by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit of 0.005 ppm Au (5 ppb Au). Of the 574 blank sample analyses, only eight (or 1.4%) yielded assay results above the detection limit. The vast majority of the blank samples assayed below detectable limits (<0.005 ppm Au) and, as a whole, the data is considered acceptable. There are therefore no significant issues to report regarding the 2016 Dark Star blank analyses.

2.       Standard Reference Materials

The standard reference materials inserted by Gold Standard into the 2016 Dark Star drilling sample stream are the same as those used during the 2016 Pinion samples. In general, there was a greater amount of analytical variation in the analytical results returned for the company-inserted standards from the Dark Star drill program than was observed for the same standards used during the 2016 Pinion drill program. The only difference was the laboratory where the analyses were performed. The 2016 Pinion drill samples were analysed at ALS in Reno, NV (or Vancouver, B.C.) whereas the majority of the 2016 Dark Star drilling samples were analysed at Bureau Veritas laboratories in Sparks, NV. As a result, it is logical to conclude that the difference in the overall analytical variability between the 2016 Pinion and Dark Star drilling QC datasets is a result of laboratory variation and that, in the end, the overall QC dataset for the 2016 Dark Star drilling data is acceptable and the resulting analytical data is acceptable for inclusion in the Company’s drilling database and for use in any subsequent quantitative analyses (i.e. resource estimation).

3.       Umpire Check Assays

A significant check assay (umpire assay) program has been initiated with respect to the 2016 Bureau Veritas assay results with the submission of second sample splits to ALS laboratories in Reno, NV. This work is still ongoing.

4.       Lab-inserted Standard Reference Materials

Bureau Veritas reported a total of 2563 internal (lab inserted) QA/QC samples along with the results of the Dark Star 2016 drilling sample stream: 1078 standards, 535 blanks, 205 prep-blanks, 344 duplicates, and 401 replicates.

Five analyses of 535 (1%) were at or above detection limit for the blank reference material and seven of the 205 (3%) prep-blanks were at or above detection limit. This failure frequency is deemed acceptable.

Of the 1078 standards inserted by Inspectorate into the 2016 Dark Star sample stream, the failure rate was less than 5% and, considering the marginal nature of the failures, the data is deemed acceptable.

Bureau Veritas duplicated 344 samples, of which 185 samples reported both the original and the duplicate value above detection limit. The overall correlation coefficient was an acceptable 0.993.

Bureau Veritas replicated 401 samples, of which 198 samples reported both the original and the replicate value above detection limit. The overall correlation coefficient was 0.9977 and these duplicates are deemed acceptable.

•	2016 Railroad Area Drilling QA/QC Program

The 2016 Railroad Project area drilling comprised a total of 10,272.1m (33,701 ft) of drilling in 18 RC and RC/core combination drillholes. The Railroad drill program comprised holes at the Bald Mountain, North Bullion and Cherry Springs (Newmont joint venture) prospects and included the analysis of some 6,959 samples, which included 6,336 actual drill samples and 623 QA/QC samples representing a rate of 1 QA/QC sample for every 10.2 drilling samples. The QA/QC samples consisted of 268 blank pulp samples and 355 standard samples that were inserted into the sample sequence by Gold Standard personnel. The QA/QC sample insertion frequency is acceptable.

1.       Blanks

A total of 268 blank pulp samples were inserted in the sample stream during the 2016 Railroad Project area drill program. The blank pulp materials are certified by MEG Inc. to comprise material that should assay <0.003 ppm (<3 ppb) Au. All of the blanks were analyzed by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit 0.005 ppm Au (5 ppb Au). The 2016 Railroad analytical work was split between two (2) laboratories; the Bureau Veritas (Inspectorate) in Reno, NV, and ALS, Reno, NV. Only one (1) of the 268 blank samples returned a gold assay result above detectable limits (<5ppb Au), or (0.3%) of the blank samples, which relative to a 95% confidence level, is considered acceptable. There were no significant issues with respect to the analysis of the blank samples inserted into the 2016 North Bullion RC drill program and therefore no apparent issues with respect to lab cleanliness or sample contamination during the assaying process.

2.       Standard Reference Materials

Throughout the 2016 Railroad Project area drill program, a total of 355 standard reference material samples were inserted in the actual drilling sample stream by Gold Standard personnel. These are the same MEG Inc. (Reno, NV) certified standard reference materials used in the 2016 Pinion and Dark Star QC programs discussed above.

There was an overall analytical failure rate of 13 in 355, or 3.7%, which is an acceptable overall failure rate relative to a 95% confidence limit for the data. For the 4 standards certified with gold concentrations < 2 ppm, the analytical failure rate was only 3 in 287, or 1.0%, which is an excellent result.

The analytical issue appears to be limited to the two standards certified with gold concentrations > 2 ppm where the analytical failure rate was 10 in 68, or 14.7%, which is an unacceptable result. However, upon further analysis and taking into consideration the results for the > 2 ppm standards, the authors of the 2017 Railroad-Pinion Report concluded that there are no statistically significant issues with the 2016 Railroad drill program QA/QC data and thus, the analytical results are deemed to be acceptable for inclusion in the Company’s drilling databases and for use in any subsequent quantitative analysis (i.e. resource estimation).

3.       Umpire Check Assays and Duplicate Sampling

There has been no umpire sampling conducted on the 2016 Railroad area drill program samples and no duplicate samples were collected during the 2016 Railroad area drill program.

4.       Lab-inserted Standard Reference Materials

With respect to the first half of the 2016 Railroad area drilling, there were a number of lab-inserted/lab-initiated QC samples that were analysed by Bureau Veritas laboratories in Sparks, Nevada and reported along with the results of the Gold Standard submitted samples including 144 blank pulps, 57 coarse blanks and 293 standard samples. The blanks (coarse and pulp) did not identify any significant issues as only 6 of the 201 samples (3%) yielded assay results above or equal to the gold detection limit. Similarly, the average failure rate for the lab-inserted standards was 10 in 293 samples or 3.4%, which is an acceptable rate relative to 95% confidence limits for the samples.

Finally, Bureau Veritas performed duplicate and replicate assaying on randomly selected samples from the 2016 Railroad area drill program. Duplicate assays involve the analysis of a second 30g aliquot from the original sample pulp, whereas replicate assays involve the pulverization and analysis of a second pulp from the original sample’s remaining coarse reject. A total of 99 duplicate and 100 replicate assays were performed by Bureau Veritas and both the duplicate and replicate assays show excellent correlation with the duplicate assays exhibiting a 0.835 correlation coefficient and the replicate assays exhibiting a 0.999 correlation coefficient. These difference are not considered significant.

In summary, other than the identification of issues with respect to the certified value of one of the standard reference materials inserted in the 2016 drilling sample stream by Gold Standard personnel, there were no significant issues noted in the Company’s QA/QC program. As a result, the data from the 2016 Railroad-Pinion Project drill programs is deemed to be acceptable for insertion into the Company’s drilling databases.

Mineral Processing and Metallurgical Testing

A variety of historic and modern metallurgical tests have been conducted on material for three Railroad Project prospects including Railroad, North Bullion and Bald Mountain. Two separate first-pass metallurgical tests were completed on drill samples from the North Bullion Deposit and the Bald Mountain Target. A number of historic metallurgical tests have been conducted on material from the Pinion Deposit. The samples, test work and results of metallurgical work conducted to date are summarized below.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday in Reno, Nevada on drilling samples from the Pinion Deposit. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas was collected from large diameter (PQ) core drill holes completed during 2016 that have been sent to Kappes Cassiday in Reno, Nevada for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

•	Railroad

In 2006, a total of 63 bottle roll tests and 3 column leach tests were completed by Kappes Cassiday on behalf of Royal Standard Minerals on material from core from the Railroad (POD) prospect located on the Railroad Project. A total of 475 lbs of sample material was submitted for the column leach tests and the individual bottle roll tests involved samples from individual 5 and 10 ft drill hole intervals (Kappes Cassiday, 2006). The individual samples were collected from drill holes POD05-01, POD05-02, POD05-04 and POD05-07.

Prior to the initiation of the column leach tests, assays were conducted which established the head grade of the original 475 lbs of sample material as 0.069 oz/st (2.37 g/t) Au. The sample was also submitted for an initial simple bottle roll test that yielded gold recovery of 85%. The column leach tests were conducted on 3 crush sizes (1.5”, 0.5” and 0.25”) and the results approximated the initial bottle roll test averaging 85% for the 3 sizes. After 82 days of leaching, the three crush size columns returned gold recoveries of 83%, 86% and 88%, respectively.

The metallurgical work also included running a series of bottle roll tests from the individual core samples. The results of the 63 individual bottle roll tests were highly variable yielding from 0% to 83% gold recoveries. The Kappes Cassiday (2006) report identified carbonaceous materials and pointed out that black siltstone and black jasperoid samples yielded the poorest recoveries.

•	North Bullion Target

Three samples were selected from composited, quarter-cut North Bullion drill core from the Railroad Project and provided to Newmont USA Limited, a subsidiary of Newmont. Each sample was taken from drill core and was expected to be refractory. A scope of work was generated to conduct gold head assays (duplicate fire assays, cyanide leachable gold assays, and preg-rob assays), carbon and sulfur assays (with a LECO furnace) and a multi-element ICP-MS analysis. The tests were designed to determine if North Bullion deposit mineralization is amenable to the established recovery technologies commonly used for Carlin-type ores.

Newmont provided the Company with two reports summarizing the results of metallurgical and mineralogical tests from the North Bullion Deposit. All 3 samples were characterized as carbonaceous and sulfidic refractory material with very different gold grades, arsenic grades and sulfide sulfur contents (Arthur, 2013; McComb, 2013). The three samples assayed 0.067 oz Au/st (2.30 g/t), 0.340 oz Au/st (11.66 g/t) and 0.235 oz Au/st (8.06 g/t), respectively. Roaster recoveries were 83.1%, 90.0% and 78.8%, respectively, indicating that North Bullion mineralization is likely to be conducive to roaster processing (Arthur, 2013). The cause of the recovery variances was not determined. Sulfide sulfur burns were between 94% and 96% and organic carbon burns were between 78% and 93%. The results suggest that the roast was complete (Arthur, 2013). The calcines had calculated preg-rob values between 0 and 0.007 opt with AA/FA ratios between 77% and 84% further supporting the conclusion that all of the organic carbon was burned (Arthur, 2013).

•	Bald Mountain Target

Recognizing the potential economic significance of the Bald Mountain gold discovery, Gold Standard commissioned metallurgical tests of the core from drill hole RRB13-01. Inspectorate of Sparks, Nevada used the following procedure: 30 gram pulp samples were agitation-leached for one hour at room temperature in 60 ml of 0.3% sodium cyanide solution.  The solution also had a 0.3% concentration of sodium hydroxide in order to stabilize the pH at greater than 10.  Pregnant solutions were analyzed by a matrix-matched-calibrated AAS.  Internal blanks, standards and duplicates were also analyzed at a frequency of approximately one of each for every 35 samples.

Fourteen of fifteen samples provided an unweighted average recovery of 82.2%. The better recoveries were skewed toward the higher grade samples.

•	Pinion Project

Historic Metallurgical Test Work

An initial program of metallurgical test work was conducted in 1992 by Crown Metals using RC drill cuttings samples that were composited and processed at McClelland Laboratories in Sparks, NV. A total of 158 – 5 foot RC samples were combined into 8 composite samples that were subjected to basic cyanidation (leach) tests without further preparation (i.e. no additional grinding or screening). The results of this work indicated that the samples (RC cuttings) were amenable to direct cyanidation with recoveries ranging from 75% to 91.3% and averaging 81.8%. The samples were subjected to 96 hours of leaching but results indicated that gold liberation (leaching) was relatively rapid and was substantially completed between 6 and 24 hours. Cyanide consumption was low and lime requirements were moderate to high (Calloway, 1992b; DeMatties, 2003).

Additional metallurgical test work was completed in 1994, also at McClelland Laboratories (McPartland, 1995; DeMatties, 2003). Bottle roll and column percolation leach tests were performed on 35 RC drill hole cuttings composites, comprising material from 529 individual RC drill cuttings samples, as well as an 880 lb bulk sample collected from a surface exposure of the Pinion mineralization. Additional column percolation leach testing at various grind sizes, along with mineralogical testing, was recommended.

The results for the 1994 column leach testing conducted on the Pinion (surface) bulk sample indicate that gold recoveries increase with finer grinding up to 80.6% by column leaching on material ground to 100 mesh. It was concluded from the simulated heap leach cyanidation testing that the Pinion (then referred to as “South Bullion”) bulk sample material was amenable to leaching with gold recoveries of 62% at a - 2” coarse crush and 82% at a - ¾” (feed size).

With respect to the 1994 bottle roll testing of the 35 composited cuttings samples, the data indicates that the samples are amenable to direct cyanidation at a nominal grind of 10 mesh with recoveries averaging 66.1%. Ten of the 35 composites were subjected to further grinding to 80% passing 65 mesh and resulted in an average increase in recovery of 13.7% from 60.6% to 68.0%, with 5 of the 10 samples averaging a 25% increase in recovery. Further grinding to 200 mesh had little effect on recoveries, which increased by an average of 3.8%. Leaching was fairly rapid, cyanide consumption was considered low and lime requirements were moderate. There was no strong correlation between composite depth and gold recovery, recovery rate or reagent requirements.

In 2004, personnel from Kappes Cassiday supervised a trenching program on behalf of Royal Standard Minerals at the Pinion Deposit that resulted in the collection of 6 bulk (or composite) samples comprising a single 55 gal drum of material from each of 6 trenches at the deposit with metallurgical testing completed on 5 of the samples and several grab samples from the trenches.

Metallurgical tests including bottle rolls and column leach tests, were completed in 2004 on an equal weighted composite of the 5 bulk trench samples. A cyanide bottle roll leach test was completed on a composite sample that ran for a period of 72 hours. Gold extraction from the pulverized material was 78% after 72 hours of leaching based upon a calculated head grade of 0.048 oz/st (1.64 ppm) Au. Silver extraction was 54% based upon a calculated head grade of 0.67 oz/st (22.97 ppm) Ag. Sodium cyanide consumption for the test is was 0.63 lbs NaCN/ton. Hydrated lime consumption was 4.0 lbs Ca(OH)2/ton (Kappes Cassiday, 2004).

Three separate column leach tests were conducted on the composite sample comprising material from five of the trenches completed at the Pinion Project. These tests were conducted at crush sizes of 100% minus 1 ½”, minus ½” and minus ¼”. The gold extractions from the PC Composite sample were 57%, 59% and 69% for these crush sizes, respectively. The silver extractions from the PC Composite sample were 31%, 33% and 62% for the same crush sizes, respectively. Sodium cyanide consumption averaged 1.44 lbs NaCN/ton and hydrated lime consumption averaged 2.0 lbs Ca(OH)2/ton. The minus ¼” crush column leach test required 2.0 lbs cement/ton.

In addition, 76 hand samples were collected from the 6 Pinion trenches and measured for specific gravity using the wax coated water displacement technique. The average of the 76 analyses was 2.65 g/cm3. However, this value was skewed slightly by an unusually high average SG value of 3.20 g/cm3 returned from one trench. The average SG value for the remaining 5 trenches was 2.55 g/cm3, which is very close to (98.8% of) the value of 2.58 g/cm3 that was determined from the 171 SG measurements made on 2014 Pinion drill core samples (Dufresne et al., 2014). The average trench sample SG value excluding both the highest and the lowest individual trench averages (3.03g/cm3 and 2.41g/cm3), then the average of the remaining trench averages is 2.58 g/cm3, which is equal to the SG value determined for the Pinion Deposit determined from 2014 drill core samples (Dufresne et al., 2014).

GSV 2015 Cyanide Leach Work Phase 1 and 2 Drilling

Gold Standard submitted a total of 1,810 pulp samples from the 2014 and 2015 Pinion (Phase 1 and 2) drilling programs for preliminary cyanide solubility analyses. The samples comprised mineralized intervals from a total of 66 drillholes, comprising 57 - 2014 drillholes, 8 - 2015 drillholes and 1 historical hole, which were well distributed throughout the Pinion Deposit area. The samples comprised pulp material that is pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g fire assay (AA finish) procedure and the population ranged from 0.016 ppm to 12.35 ppm gold with a simple mean value of 0.556 ppm gold and a length-weighted average value of 0.535 ppm gold. In addition, the samples were originally analyzed by ICP, with a multi-acid (near total) digestion, for silver and the population ranged from 0.010 ppm to 207.0 ppm silver with a simple mean value of 4.25 ppm silver and a length-weighted average value of 4.10 ppm silver.

The Pinion drill hole sample pulps were sent for a simple cyanide leach test (sometimes referred to as a “Shaker” leach tests) that were completed at ALS Laboratories in Reno, Nevada. The test comprises a cyanide digestion of a 30 g aliquot of each sample pulp that is allowed to sit for a few minutes (up to an hour) and then the liquor is analyzed by atomic absorption (AA) for gold and silver. The analyses are designed to provide a very preliminary indication of the ease of leachability for the samples.

The 1810 sample dataset can be separated into two main groups of mineralized lithologies, the largest of which being oxidized multilithic breccia (n=1044), which is the main host for gold mineralization at Pinion. The second group of samples comprises all other lithologies (n=766) and includes oxidized Tripon Pass limestone, Chainman Formation sandstone and Tonka Formation conglomerate. An analysis of the data suggests that there is only a small difference in the overall average leachability of the gold (and silver) from the two groups of samples. This is reflecting the extent of oxidation throughout the Pinion Deposit. The average leachability of gold for the entire dataset was 75.2% with the multilithic breccia samples averaging 76.7% and the other lithologies averaging 72.2% (for gold). Similarly, the overall leachability of silver from the entire dataset was 45.3% with the multilithic breccia samples averaging 46.5% and the other lithologies averaging 43.1% (for silver).

GSV 2016 Metallurgical Test Work

Gold Standard initiated a study during 2015 consisting of two stages to establish the heap leachability of the Pinion ores with Stage One being bottle roll cyanide leach studies for two crush sizes, i.e., where 80% passes 10 mesh Tyler (1.7 mm) and another one of 80% passing 200 mesh Tyler (75µm). Stage Two of the study would be to conduct column and bottle roll cyanidation leach analyses utilizing half-cut drill core as a function of crush size.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday in Reno, Nevada on drilling samples from the Pinion Deposit. The 2016 Pinion metallurgical test work was conducted on a total of 99 composite samples collected from a wide distribution of gold intercepts in 42 RC drill holes and four core holes completed by Gold Standard across the Pinion Deposit in 2014 and 2015. The sampling was conducted under the supervision of the Company’s chief geologist and consulting metallurgist Sevket Acar and a secure chain of custody was maintained from Gold Standard’s Elko, Nevada warehouse to the sample preparation facility in Reno, Nevada. The 2016 Pinion metallurgical characterization study was designed to be scoping in nature and was intended to establish the general metallurgical character of the resource. The composite samples ranged in depth from close to surface down to 425m and were mostly oxide with some composites containing low levels of sulfide sulfur and organic carbon.

The bottle roll tests for each composite sample were completed at both 10 mesh (2 mm) and 200 mesh (.074 mm) sizes. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size.

Gold Standard has divided the Pinion Deposit into 12 zones (areas) for the purpose of recent metallurgical testing. The Pinion Deposit zones include the Main Zone, the East Pinion-North Zone, the Far North Zone, the South Zone-Central area; the North Zone-Central, North and South areas; the NW Pinion-East, West and South areas; and the SE Pinion-Central and South areas.

The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing and that the low levels of sulfide and organic carbon present resulted in only a mild reduction in the cyanide solubility of the gold.

•	On average, higher-grade composites have slightly higher cyanide-soluble gold recoveries than lower-grade composites in bottle roll tests conducted at both mesh sizes. Some of the composite samples at depth, below 150m, contained low levels of sulfide sulfur and yielded slightly lower recoveries than the average.
•	The average down-hole length of composited gold intercepts was 14.6 meters, made up of 10 individual drill samples. In most holes, at least two composites were made up from commonly continuous intercepts.
•	The bottle roll characterization results confirm the consistently oxidized nature of gold mineralization throughout the Pinion Deposit. These results will guide location and selection of future composites for column leach testing, the next step in the metallurgical characterization process.
•	Excellent correlation exists between the visual logging of oxidized zones containing hematite and/or limonite in drill samples, the cyanide soluble gold assays and now the bottle roll results.

Figure 13.3: 2016 bottle roll test results for select 2014-15 Pinion Deposit gold samples.

584000
586000
200 mesh BR - 82% Au
10 mesh BR - 74% Au
2 holes (6 comp)
200 mesh BR - 75% Au
10 mesh BR - 65% Au
5 holes (8 comp)
200 mesh BR - 76% Au
10 mesh BR - 71% Au
2 holes (3 comp)
(1 refractory composite not included)
200 mesh BR - 81% Au
10 mesh BR - 73% Au
3 holes (10 comp)
200 mesh BR - 81% Au
10 mesh BR - 68% Au
3 holes (3 comp)
200 mesh BR - 82% Au
10 mesh BR - 71% Au
5 holes (14 comp)
200 mesh BR - 79% Au
10 mesh BR - 65% Au
7 holes (12 comp)
200 mesh BR - 89 Au
10 mesh BR - 79% Au
1 holes (1 comp)
200 mesh BR - 75% Au
10 mesh BR - 54% Au
4 holes (7 comp)
200 mesh BR - 83% Au
10 mesh BR - 72% Au
5 holes (16 comp)
200 mesh BR - 76% Au
10 mesh BR - 65% Au
2 holes (5 comp)
200 mesh BR - 81% Au
10 mesh BR - 70% Au
7 holes (15 comp)
(2 refractory composites not included)
4480000
4478000
N
14-32
14-35
14-41
14-46
14-45
14-29
14-24
14-05
14-06
14-12
14-07
14-13
15-04
15-08
14-53
14-04
14-01
14-08
14-10
14-11
14-19
14-23
15-15
14-20
14-17
15-14
15-13
15-02
15-10
14-44
14-21
14-18
14-14
14-16
14-27
14-26
14-15
15-21
15-23
14-40
14-34
14-28
14-47
14-38
15-20
15-22
Fig Area
Legend
2016 Met Sample Locations
(Label: PIN-Hole No)
Target Areas
Pinion Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
Target Areas
Grade-Thickness Contours
10-25 g/t-m
25-50 g/t-m
50-100 g/t-m
>100 g/t-m
(Bottle Roll Test Results From GSV Website)
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 Bottle Roll Leach
Test Results - Pinion Deposit
1:25,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

•	Dark Star Project

Gold Standard submitted 516 pulp samples from fifteen (15) of the RC drill holes completed in 2015 at the Dark Star Deposit for cyanide solubility “shaker leach” analyses. The samples comprised pulp material that was pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g fire assay (AA finish) procedure (“FA-AA”) at Bureau Veritas (Inspectorate) Laboratories in Reno, Nevada. The original FA-AA data for the sample set ranged from 0.022 ppm to 14.10 ppm gold with a mean value of 0.96 ppm gold. The 516 Dark Star drill hole sample pulps were submitted for a simple “shaker leach” test at ALS Laboratories in Reno, Nevada.

An analysis of the CN leach data relative to the original fire assay data suggests that the Dark Star Deposit mineralization is amenable to cyanide leaching. The CN leach data ranged from 0.02 ppm to 14.05 ppm gold with a mean value of 0.82 ppm gold. Thus, the overall average leachability of gold for the entire dataset was 85.8%. (n=515, 1 sample was of insufficient size to allow for a CN leach analysis). This data is sufficiently encouraging to warrant the initiation of additional test work on samples representing the Dark Star gold Deposit.

Mineral Resource Estimates

Since Gold Standard acquired and amalgamated the Railroad-Pinion Project it has undertaken an aggressive exploration strategy aimed at delineating NI 43-101 compliant resource estimates at several of the pre-existing and newly discovered prospects. To date, maiden NI 43-101 compliant mineral resource estimates have been completed by APEX for the Pinion (Dufrense et al, 2014) and Dark Star Deposits (Dufresne et al, 2015). In early 2016 APEX completed a revised resource estimate for the Pinion Deposit utilizing all of the historic through 2015 drilling data (Dufresne and Nicholls, 2016). The revised Pinion resource estimate resulted in an approximate 49% increase in gold ounces contained in the indicated category and a nearly 6% increase in gold ounces in the inferred category while maintaining grade throughout all categories in comparison to the original maiden resource estimate. Details of three NI 43-101 compliant resource estimations completed to date for the Railroad-Pinion Project are summarized below. Copies of the 2014 Pinion Resource Report, the 2015 Dark Star Resource Report and the 2016 Pinion Resource Report are available for review on SEDAR.

•	2014 Pinion Deposit Maiden Mineral Resource Estimate Summary

Following its amalgamation of mineral rights at the Pinion Project area in early 2014, the Company initiated a (Phase 1) drill program of 13 holes that comprised 13 holes intended to test and confirm mineralization within the Pinion Deposit. Results from the 2014 (Phase 1) Pinion drilling confirmed historical assays from several twinned holes and further confirmed that the collapse breccia-hosted oxide gold zone at the Pinion Deposit is widespread and continuous, and that breccia development and mineralization appeared to thicken and strengthen adjacent to high angle fault zones and fault intersections. A thorough review of historical drill data from the Pinion Deposit was completed by the Company in early 2014, which included a significant core and RC chip re-logging effort, and was conducted in conjunction with personnel from APEX. At the conclusion of the historical Pinion drill database review it was concluded that the data was of sufficient quality to warrant the completion of a maiden NI 43-101 mineral resource estimate for the Pinion Deposit. The Pinion resource was released on September 10, 2014 and the following information is taken from the subsequent 2014 Pinion Resource Report (Dufresne et al., 2014). Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in the 2014 Pinion Resource Report will be converted into a mineral reserve in the future.

The statistical analysis, geological modelling and resource estimation for the Pinion Deposit were performed by Steven Nicholls, BA Sc., M AIG, under the direct supervision of Michael Dufresne, M.Sc., P. Geol., P.Geo., both of whom are with APEX and Qualified Persons as defined by NI 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using MICROMINE (v14.0.6), a commercially available resource estimation and mine planning software.

The 2014 Maiden Pinion Resource was reported in accordance with NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23, 2003, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the 2014 Maiden Pinion Resource will be converted into a mineral reserve in the future.

Modelling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. The Pinion resource modelling utilized 392 drill holes that were completed from 1981 to 2014. Mr. Dufresne visited the Pinion Project in May, 2013, April, 2014 and October, 2014 in order to verify and validate the historic drill hole database and to verify the drilling of the recently completed 2014 core and RC holes completed by Gold Standard. Over the applicable 8 month period, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the entire Pinion drill hole database. The drill hole database was deemed to be of sufficient quality to allow accurate geological interpretation and modelling, including the construction of mineralization wireframes, and complete a statistical analysis and resource estimate.

The predominantly oxide gold-silver mineralization was estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface. There is little to no significant overburden present at the Pinion Deposit. Grade was estimated into a block model with parent block size of 10 m (X) by 10 m (Y) by 3 m (Z) and sub-blocked down to 5 m (X) by 5 m (Y) by 1 m (Z). A total of 171 density measurements were completed during 2014 on diamond drill core samples. These measurements in combination with historic results yield an average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia. Grade estimation and interpolation of gold and silver was performed using the Inverse Distance squared (ID2) methodology and was checked using Ordinary Kriging (OK). The indicated and inferred resources are constrained within a drilled area that extends approximately 2.3 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface.

The 2014 Pinion mineral resource was classified as comprising both Indicated and Inferred resources according to the CIM definition standards. The classification of the Pinion Indicated and Inferred Mineral Resource was based on geological confidence, data quality and grade continuity. The most relevant factors used in the classification process were:

•	Drill hole spacing density.
•	Level of confidence in the geological interpretation, which is a result of the extensive re-logging of drill chips. The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity.
•	Estimation parameters i.e. continuity of mineralization
•	Proximity to the recently completed 2014 drill holes.

All mineral resources were reported within an optimized pit shell using US$1,250/ounce for gold and US$21.50/ounce for silver. The volume and tonnage for the reported resources within the US$1,250/ounce of gold optimized pit shell represented approximately 82% of the total tonnage of the unconstrained block model (utilizing a lower cut-off of 0.14 g/t Au).

The mineral resource estimates were reported at a range of gold cut-offs grades for both Indicated and Inferred categories, for gold and silver respectively. No portion of the mineral resource was assigned to the “Measured” category. The 2014 Pinion Indicated and Inferred Mineral Resource used a lower cut-off grade of 0.14 g/t Au, which was constrained within an optimised pit shell and included an Indicated Mineral Resource of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold and an additional Inferred Mineral resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold. The reported mineral resource estimates were for only oxide mineral resources.

The mineral resource estimate for silver was constrained to the gold block model. Based upon the extent of sample data and the statistics for silver the mineral resource was classified as entirely an Inferred Mineral Resource using the lower cut-off grade of the gold block model and constrained within the optimized pit shell that utilized a price of US$1,250 per ounce for gold and US$21.50 per ounce for silver. The 2014 Pinion Inferred Mineral Resource for silver consisted of 76.77 million tonnes at 3.82 g/t Ag for 9.43 million ounces of silver (Dufresne et al, 2014).

The 2014 Maiden Pinion Resource for gold and silver is superseded in its entirety by the 2016 Pinion Resource estimate noted below and by Dufresne and Nicholls (2016).

•	2015 Dark Star Deposit Maiden Resource Estimate

In late 2014, Gold Standard secured additional mineral rights within the Pinion Project area, which were not part of the original Pinion acquisition completed in early 2014. These agreements secured the vast majority of the remaining mineral rights to the Dark Star gold prospect located approximately 2 miles (3km) east of the Pinion Deposit that the Company did not already own. A review of the historical Dark Star drilling information was completed by Gold Standard personnel in conjunction with APEX, which confirmed that the existing Dark Star drilling data was of sufficient quantity and quality to warrant a formal resource estimation effort for the prospect. APEX was retained to complete geological modelling and resource estimation for the Dark Star prospect and a maiden resource estimate for the Dark Star Deposit (Dufresne et al, 2015). The following information is taken from the 2015 Dark Star Resource Report which details the resource estimation effort and results, a copy of which is available for review on SEDAR.

The initial mineral resource estimate for the Dark Star Deposit comprises an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au. See Table 14.3 below extracted from the 2015 Dark Star Resource Report. A sensitivity analysis of the grade and tonnage relationships at a variety of cut-off grades is also shown in Table 14.1.

Table 14.1: The Dark Star NI 43-101 Mineral Resource Estimate at Various Lower Gold Cut-offs (from Dufresne et al., 2015)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Inferred	0.1	23.11	0.51	375,000
	0.14**	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

*Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** Reported resources have been constrained within a US$1250/ounce of gold pit shell.

*** “Contained Ounces” values have been rounded to the nearest 1000 ounces.

The 2015 maiden NI 43-101 mineral resource estimate for the Dark Star Deposit was prepared by Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., MAIG, and Andrew Turner, B.Sc., P.Geo., all with APEX and all Qualified Persons as defined by NI 43-101. The current Inferred Mineral Resource estimate is based on the results of 105 RC drill holes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999.  During late 2014 through most of 2015, APEX personnel have been intimately involved along with Gold Standard personnel in a comprehensive data verification and validation program with respect to the Dark Star drill hole database.  This effort includes a project-wide drill hole re-logging program by Gold Standard personnel designed to standardize geological information in order to facilitate geological modelling throughout the area. The data verification program has resulted in an increased level of confidence in the geologically controlled mineralization model for Dark Star. In the opinion of APEX, the Dark Star database is suitable for resource estimation.

The resource block model was generated using a total of 105 RC drill holes.  Drilling has been completed on roughly east-west cross-sections that range in spacing from 15 to 50 m. The Dark Star assay file comprised 9,364 analyses of variable lengths, of which 9,103 samples have been assayed for gold. The silver assays are sporadic at best.  Of the 9,364 samples in the Dark Star database, roughly one fifth (2,113 assays) are situated within the gold mineralized lodes.  Statistical analysis indicates that the Dark Star gold assays represent a single population of data.  Mineralized wireframes/solids were constructed to separate the different mineralized horizons. A capping value of 3.2 g/t Au was applied to the data used in the reported resource estimate, which only affected 10 samples. Subsequent analysis of capped and uncapped resource figures indicated that the capping had little effect on the reported resource estimate.

The mineral resource was estimated by the ID2 method within a three dimensional mineralization envelope that was tailored to the geological model, which was assisted by the detailed data verification effort described above that included chip re-logging, geological re-interpretation and modelling.  Grade was estimated into 15 m (X) x 15 m (Y) x 3 m (Z) parent blocks which were sub-blocked down to 5 m (X) x 5 m (Y) x 1 m (Z) to provide a better representation of the lode volume.  Silver was not estimated.  An incremental search ellipsoid ranging from 30 m x 30 m x 45 m to 180 m x 180 m x 270 m orientated along an azimuth of 12° was used for the gold grade interpolation. A nominal density of 2.58 tonnes per cubic meter was applied to all mineralized blocks, which is based upon the density measurement utilized at the nearby Pinion mineral resource (see Dufresne et al, 2015) and was confirmed with outcrop samples from Dark Star. The gold resource has been classified as entirely inferred.

Historic metallurgical test work has been completed to date, which included an analysis of the suitability of Dark Star gold mineralization to direct cyanide soluble leaching methods. Bottle roll leach test work was completed by Crown Resources Corp. in 1991. This test work obtained recoveries of gold ranging from 75.0 to 91.3%, in direct cyanidation of RC chips in 96 hours of leaching. Gold recovery rates were fairly rapid and extraction was substantially complete after 24 hours. Cyanide consumptions were low with lime consumptions moderate to high. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation.

The 2015 maiden Dark Star mineral resource has been classified as entirely an Inferred Mineral Resource according to recent CIM definition standards (Table 14.1). The classification of the Dark Star gold resource was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Indicated” or “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold. No silver resource has been reported. Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

In order to demonstrate that the Dark Star Deposit has reasonable potential for economic extraction, the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer were standard for Nevada heap leach deposits and were run at gold prices of US$1,250/ounce, US$1,400/ounce and US$1,550/ounce. All mineral resources have been reported within the optimized pit shell using the US$1,250/ounce. The volume and tonnage for the reported resources within the US$1,250/ounce optimized pit shell represents approximately 90% of the total volume and tonnage in the unconstrained block model at 0.14 g/t Au block cut-off grade.

•	2016 Pinion Updated Resource Estimate

During late 2015, Gold Standard contracted APEX to complete an updated NI 43-101 compliant mineral resource estimate for the Pinion Deposit. The updated 2016 Pinion Resource estimate was released on March 15, 2016 and the following information is taken from the subsequent 2016 Pinion Resource Report supporting the updated Pinion Resource estimate by Dufresne and Nicholls (2016), a copy of which is available for review on SEDAR.

The statistical analysis, geological modelling and resource estimation discussed in this section was performed by Steven Nicholls, BA.Sc., MAIG, with APEX under the direct supervision of Michael Dufresne, M.Sc., P. Geol., P.Geo., also with APEX. Both are Qualified Persons as defined by NI 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6).

Modelling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m x 5 m x 1 m was applied. The Pinion resource modelling utilized 505 drill holes that were completed from 1981 to 2015. Mr. Dufresne visited the Pinion Project in May, 2013, April, 2014, October, 2014 and most recently in May-June and August-September, 2015 in order to verify and validate the historic drill hole dataset and verify the drilling of the recently completed 2014 and 2015 diamond and RC drilling campaigns completed by Gold Standard. Over the period of two years, APEX personnel were intimately involved in the verification, validation, drill hole collar surveying and QA/QC analysis of the Pinion drill hole database. The current drill hole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

The revised 2016 Pinion Resource is reported in accordance with NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23, 2003 and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed herein will be converted into a mineral reserve in the future.

The Gold Standard Pinion project database has undergone extensive validation prior to calculation of the revised 2016 Pinion Resource estimate. Historic drilling was largely conducted relative to local grid(s) and the relationship between the grid coordinates and world coordinates was not well documented. The confirmation and validation of historical drill hole collar locations was addressed initially during the May 2013 site visit conducted by Mr. Dufresne. During the visit, approximately 40 historical drill collars were located and recorded using a hand-held GPS, along with tracks representing drill roads and trails. Although unmarked in the field, the identity of several drill collars were ascertained due to their unique location. A comparison between the field GPS’s locations and their database coordinates indicated a small error (50 to 70 m) but suggested that their relative positions were accurate relative to each other. Gold Standard then completed formal surveying of the identified historic drill collars along with a number of others they were able to find using a differential GPS. This survey confirmed a systematic shift and, more importantly, it confirmed that the relative positions for several of the historic phases of drilling were consistent with historic surveying as recorded in the drill database. The remaining drill collars were located by matching drill collars and drilling roads and trails with surveyed collars and the roads and trails visible in a high-resolution geo-rectified aerial photomosaic for the Pinion area that was obtained by Gold Standard from Pacific Geomatics Ltd. It is important to note that the majority of the historic drill holes at Pinion were formally surveyed at the time of their drilling and thus the problem was simply related to confirming the real world coordinates for the collars given their accurate historic recording in local grid space. As a result of the collar surveying and validation work discussed above, APEX is confident that the locations of the historic drill holes at the Pinion Deposit are now well established and are considered validated. This was further reinforced when Gold Standard drilled a number of holes designed to twin historic drill holes and an excellent correlation was observed both geologically and geochemically between the twinned holes.

The extensive historical data compilation and data validation process described above has resulted in a validated drill database for the Pinion Deposit that is considered by APEX to be sufficiently reliable for use in the mineral resource estimation effort described below.

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion mineral resource. This total comprises 24 diamond drill holes and 481 RC drill holes that were completed from 1981 to 2015. Spacing between drill holes varies from 1 m to 1.25 km. Over the life of the project, drilling has been completed on various grids, with line spacing varying from 20 m to 200 m. All of the drill holes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drill holes, with an average drill hole spacing of 20 metres for the Main and North Zones and 80 metres for the surrounding mineralized area.

The Pinion assay file comprises 44,123 analyses of variable length from a variety of sampled lithologies. Of the 44,123 samples in the Pinion database, roughly one quarter (11,166 assays) are situated within the gold mineralized lodes. Within the original assay database there were a number of assay intervals with either blank gold or silver grades, or a code describing the interval as a “missing sample” (e.g. MS, NS, NA, -value). Many of these missing sample intervals were found to be located within mineralized zones, which is believed to be the result of poor recovery and/or poor drilling conditions within mineralized breccia zones. It was decided to assign a grade of 0.05 g/t Au and 0.25 g/t Ag to these intervals, as more than likely they would be in fact mineralized. The grade of 0.05 g/t Au is deemed suitable as it is half of the lower grade cut off that was used for interpretation and modelling purposes. For gold, 246 “no sample” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of 0.05 g/t Au. For silver, 196 “no sample” intervals were assigned a grade of 0.25 g/t Ag. In the database a large number (nearly half) of the drill holes do not contain silver analyses. These holes were not assigned any dummy silver values, they were left blank. The minus values in the gold and silver analysis are believed to be the lower detection limit of the analytical method. As such industry practice of applying a grade of half the negative value was applied. For gold, 132 “negative” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of half the negative detection limit. For silver, 71 “negative” intervals were assigned a grade of half the negative detection limit.

Upon completing the geological interpretation of the Pinion Deposit it became clear that the bulk of the mineralization is hosted in a multililthic, dissolution collapse breccia. Gold mineralization exhibits predictable lateral and strike continuity within this silicified and oxidized breccia which appears to have developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded limestone or calcarenite of the underlying Devonian Devils Gate Limestone. As a result, it became necessary to develop mineralization envelopes, based upon the new Pinion geological model, for the purpose of completing resource estimation.

The Pinion mineral resource estimate was calculated utilizing the gold and silver assay grades. Thorough documentation of the analytical methodologies adopted for all assays was not always recorded, but the available information indicates that gold analyses are the result of fire assaying with variable aliquot size and finishing technique, whereas the silver analyses are mainly by ICP. Further work on compiling the meta data associated with the assay database is recommended. This, and the fact that the Pinion assay database is incomplete with respect to silver analyses, is reflected in the classification of silver as only inferred.

A total of 171 bulk density measurements were collected from the 2014 diamond drill core using the weight in air/weight in water methodology. No further bulk density measurements were collected during 2015. An average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia was obtained from the 2014 work. The 2014 selection of samples was completed on all of the stratigraphic horizons. The 171 density samples were examined by formation (geological unit) and also with respect to whether the samples were mineralized or not. Results indicate that a density of 2.58 kg/m3 is representative of the Pinion mineralization and was assigned to all mineralized blocks in the block model.

A parent block size of 10 m x 10 m x 3 m was chosen for the Pinion block model. This is deemed appropriate based on the current level of drill hole spacing which ranges from 1 m to 1.25 km. Sub-blocking was used to more effectively honour the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages. Each block was coded with the lode number so that grade could be estimated as hard boundaries.

The Indicated and Inferred Pinion Resource estimation of gold and silver was calculated using inverse distance squared (ID2) for each of the eleven lodes. Initially for the 2014 Indicated and Inferred Pinion resource estimation, both ID2 and ordinary kriging was used for resources estimation but due to the resultant validation of the block models it was decided to use the ID2 estimation technique as it best honoured the input composite grades. As such only the ID2 estimation technique was used for this estimation. Estimation was only calculated on parent blocks. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation. Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. The maximum range of the gold variography suggested an anisotropic search radius of 275 m x 170 m x 25 m. As such the search ellipsoids used in the estimation of the blocks was incrementally increased with each run to a third search range which was similar to the maximum range observed in the variography. In the final estimation ‘run’ the search ranges were expanded further to ensure all blocks were estimated with grade. The minimum sample criteria for the number of composites to be selected from the number of drill holes decreased with each run, as the search ellipsoid size increased. This was designed to ensure that the highest confidence blocks got estimated in the first couple of runs. The estimation criteria for each pass are provided in the 2016 Pinion Resource Report.

For the classification of “Indicated”, the blocks that had been estimated in estimation runs 1 or 2 utilizing a search ellipsoid of approximately a third of the suggested range identified in the variographic analysis were used as a guide. As such, these blocks exhibited a high level of confidence. This, in conjunction with the proximity of the 2014 and 2015 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. All blocks with an Indicated classification were assigned with a code of two (2). The remaining resource situated within the optimized pit shell was classified as “Inferred”. All blocks with an “Inferred” classification were assigned a code of three (3).

It should be noted that only the gold estimation was assigned the indicated classification. The silver resource has been classified as entirely inferred. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

The 2016 Pinion Resource estimate is reported at a range of gold cut-offs grade in Table 14.2 and Table 14.3 below for both Indicated and Inferred categories, for gold and silver respectively. No portion of the current mineral resource has been assigned to the “Measured” category. The updated Pinion Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 31.61 million tonnes at 0.62 g/t Au for 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes at 0.55 g/t Au for 1.081 million ounces of gold. The base case cut-off of 0.14 g/t Au is highlighted in each table. Other cut-off grades are presented for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. Resource blocks flagged as “reduced” were removed from the overall resource. The block modeled resource is shown with the US$1,250/ounce for gold and US$21.50/ounce for silver pit shell in Figure 14.1 below.

The 2016 Pinion Resource for silver is constrained in the same optimized pit shell as the gold resource. The silver resource is also constrained by the gold lower cut-off grade of 0.14 g/t. The updated Pinion Deposit model yields an Inferred Mineral Resource of 92.69 million tonnes at 4.16 g/t Ag for a total of 12.4 million ounces of silver as shown in Table 14.3 below.

The updated 2016 Pinion Resource estimate resulted in an approximate 49% increase in gold ounces contained in the Indicated category and a nearly 6% increase in gold ounces in the Inferred category while maintaining grade throughout both categories compared to the 2014 Maiden Pinion Resource.

Table 14.2: The Pinion Updated NI 43-101 Mineral Resource Estimate for Gold at Various Lower Cut-offs (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200
Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

Considerable metallurgical test work has been completed to date for Pinion, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. Bottle roll and column leach test work was completed by Teck in 1990, Crown in 1992, Cyprus in 1994 to 1996 and Royal Standard in 2004. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. More than 99% of the block modeled material is considered oxide mineralization.

Table 14.3: The Pinion Updated NI 43-101 Mineral Resource Estimate for Silver at Various Lower Gold Cut-offs (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Inferred	0.1	93.01	4.15	12,422,800
	0.14**	92.69	4.16	12,401,600
	0.17	91.85	4.18	12,349,800
	0.2	90.40	4.22	12,255,800
	0.3	80.36	4.42	11,424,300
	0.4	65.50	4.72	9,946,000
	0.5	50.13	5.09	8,200,100
	0.6	35.99	5.21	6,030,700
	0.7	24.45	5.24	4,120,500
	0.8	15.47	5.08	2,527,100
	0.9	9.12	4.88	1,429,500
	1	5.59	4.65	836,600

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

The 2016 Pinion gold resource estimate has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 14.2). The 2016 Pinion silver resource estimate has been classified entirely as an Inferred Mineral Resource (Table 14.3). The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

In order to demonstrate that the Pinion Deposit has reasonable potential for eventual economic extraction the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer scenarios were standard for Nevada heap leach deposits and were run at gold prices of US$1,100/ounce, US$1,250/ounce, US$1,400/ounce and US$1,550/ounce. All mineral resources for the updated 2016 Pinion mineral resource have been reported within the optimized pit shell using prices of US$1,250/ounce of gold and US$21.50/ounce of silver. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 71% of the total tonnage in the unconstrained block model at a 0.14 g/t Au block cut-off grade.

Figure 14.1: Pinion 3 Dimensional Model of the ID2 Block Model within the US$1,250/ounce of Gold Pit Shell

Adjacent Properties

The Railroad-Pinion Project is situated along the southeastern portion of the Carlin Gold Trend. The Rain Mining District, which is largely controlled by Newmont, is located only 2 to 3 km (1.2 to 2 miles) north of the Railroad-Pinion Project. The Rain District has been an active exploration and mining area for several decades and is the location for Newmont’s current mining activities at the Emigrant Mine. The Rain-Emigrant series of deposits has seen extensive exploration over the last three decades. To the south of the Railroad-Pinion Project, several exploration areas have received sporadic exploration over the past three to four decades including Pony Creek. Adjacent properties with bearing or influence on the Railroad-Pinion Project are described below. The authors of the 2017 Railroad-Pinion Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information.

•	Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north of the Company's North Bullion Target. Newmont operated the Rain open pit mine, the Rain Underground mine and the SMZ open pit mine from 1988 to 2000 and produced approximately 1.24 million ounces of gold (Ressel et al, 2015; Longo et al., 2002). Longo et al. (2002) summarized a number of mineral resources for the three deposits as follows: Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 oz Au/st (2.3 g/t) for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 oz Au/st (7.9 g/t) for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 oz Au/st (0.65 g/t) for a total of 30,000 ounces of gold. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon. Nonetheless, the information provides an indication of the potential size of the gold mineralized system and deposits held by Newmont immediately north of the Company's Railroad-Pinion Project.

Along strike to the northwest of the Rain Project and likely on the same structure are the Saddle and Tess gold deposits. The mineralized zones are roughly 3.5 km (2 miles) north of the Railroad-Pinion Project and 10 km (6 miles) northwest of the North Bullion Target. Longo et al. (2002) states that Newmont identified a primarily underground high sulphide resource of 1.37 million tons (1.23 million tonnes) at 0.572 oz Au/st (19.6 g/t) for a total of 782,000 ounces of gold at Saddle and 3.99 million tons (3.59 million tonnes) at 0.37 oz Au/st (12.7 g/t) for a total of 1,475,000 ounces of gold at Tess. No mining has been conducted at the two deposits. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drill holes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon.

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Limestone contact and along the Rain Fault. Important ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking faults. Along the Carlin Trend and at the Rain, Saddle and Tess deposits, shallow oxide zones give way to deeper sulfide and carbon rich zones of substantial size and grade.

West-northwest striking structures, possibly similar in nature to the Rain Fault, are present within the Railroad-Pinion Project area. The west-northwest structure at the Railroad Project appears to control the spatial distribution of the breccia and gold mineralization at North Bullion. At the Pinion Project, west-northwest structures appear to separate and partially control gold mineralization of the North Zone and the northern portion of the Main Zone. The structures parallel or are possibly coincident with a series of west-northwest fold axial planes.

•	Emigrant Springs

Emigrant Springs is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north-northeast of the Company's North Bullion Target. Newmont is currently mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation with some crushing. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized and barite rich collapse breccia developed within the Webb Formation mudstone. Important ore-controlling features at Emigrant include the north-south-striking Emigrant Fault, collapse breccia and the Northeast Fault.

Open pit, oxide resource and reserve calculations for Newmont’s Carlin Trend operations are typically commingled into a single heading of “Carlin open pits, Nevada” category. In 2003, reserves at Emigrant were published at 1,200,000 ounces (Newmont, 2003). No details were provided by Newmont as to the quality of the reserves. The mine is expected to produce roughly 80,000 ounces of gold over a ten plus year mine life and has recently commenced production (Harding, 2012).

•	Pony Creek Property

Pony Creek is located approximately six miles (10 kilometers) south of Gold Standard’s Pinion Deposit. Gold mineralization is hosted in north to northeast-trending shears in rhyolite intrusive and Mississippian to Permian age sediments proximal to the intrusive (Russell, 2006). A total of 175 drill holes were completed on the project from 1981 through 2004, and of these holes, 151 contained gold intercepts of at least 5 ft (1.5 m) of 0.010 oz Au/st (0.34 g/t) (Russell, 2006). No NI 43-101 compliant resource has been disclosed at Pony Creek.

The presence of gold mineralization, resources and/or reserves at the above adjacent properties is not necessarily indicative of the gold mineralization, potential resources or potential reserves at the Railroad-Pinion Project.

Other Relevant Data and Information

There are no additional data for the Railroad-Pinion Project beyond that discussed in the preceding sections.

Interpretation and Conclusions

The Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend comprises more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold (Muntean, 2014). The project is located in the Piñon Range of mountains and is centered on the southernmost of four domal features along the Carlin Trend (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for hosting Carlin-style gold deposits.

As of March 30, 2017, the Company had effective control of the mineral rights for approximately 52,731 gross acres (21,339 gross hectares) and with partial interests taken into consideration approximately 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. The Railroad-Pinion Project comprises unpatented lode mineral claims as well as patented mineral claims, private surface and private mineral properties. The estimated holding cost for the patented mineral claims, private lands, and leased unpatented claims controlled by Gold Standard (after taking into account the 2017 Lands) is US$951,427 per annum. Estimated maintenance cost for the current package of unpatented lode claims (after taking into account the 2017 Lands) is US$273,487 per annum.

The Company’s aggressive and on-going, geologic model-driven exploration programs at the Railroad–Pinion Project since 2010 have confirmed and expanded previously identified zones of mineralization and have resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014; Koehler et al., 2014; Turner et al., 2015; Dufresne et al., 2015).

In the opinion of the authors of the 2017 Railroad-Pinion Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad–Pinion Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to ensuring overall data quality and integrity. In addition, it is the opinion of the authors of the 2017 Railroad-Pinion Report that the Railroad–Pinion Project remains a ‘property of merit’ and warrants continued exploration and development work as detailed below.

•	Previous Work by Gold Standard

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets (Koehler et al., 2014; Turner et al., 2015). Drilling by Gold Standard in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Drilling at North Bullion during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia” where sufficient data now exists to warrant an initial mineral resource estimate. The North Bullion mineralized zone remains open in a number of directions and warrants further drilling. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is also recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad Project portion of the property area indicate that additional geologic work and drilling is also warranted.

In early 2014, Gold Standard significantly increased its land position with the acquisition of the Pinion Project area, which is contiguous to the south with the Company’s original Railroad Project area (Koehler et al., 2014; Turner et al., 2015). The Pinion transaction comprised the acquisition of increased mineral rights on lands where the Company previously held a minority interest and acquisition of mineral rights on additional lands where the Company previously held no interest. The Pinion acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District. In April 2014, Gold Standard announced a further consolidation of mineral rights at Bald Mountain within the Railroad Project area (see news release dated April 1, 2014) and later announced the acquisition of lands and additional mineral rights within, and south of, the Pinion Project area covering the Dark Star and Dixie Creek gold prospects (see news release dated December 11, 2014).

The acquisitions and mineral rights consolidation completed by the Company in 2014 represented an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek. Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 compliant mineral resource estimate that was completed in September, 2014 (2014 Pinion Resource Report, Dufresne et al; Turner et al, 2015). In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization.

Drilling at the Railroad-Pinion Project in 2015 comprised 41 drill holes, the majority of the drill holes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then 2014 Maiden Pinion Resource (Dufresne et al, 2014; Turner et al, 2015). A number of significant drill intercepts from the Pinion Deposit area extended the previously defined zone of mineralization to the north and to the south. The majority of the drill intercepts were contained within the principal Pinion Deposit host rock: an oxidized and altered multilithic dissolution collapse breccias. The breccia is located at the unconformable contact between underlying Devonian Devils Gate Limestone or calcarenite and the overlying Mississippian Tripon Pass Formation silty micrite. Additionally, indications of a second stratigraphic host to mineralization at the Pinion area were identified in several 2015 drill holes north of the Pinion Deposit, which was named the Sentinel Zone for the carbonate host unit, which occurs stratigraphically below the more typical Devils Gate – Tripon Pass stratigraphic horizon. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and resource estimation in 2016 (Dufresne and Nicholls, 2016). See “Current Mineral Resources - 2016 Pinion Deposit Updated Mineral Resource” below.

Thirteen drill holes were completed at the Dark Star target area located in the southern Pinion portion of the Railroad-Pinion Project during 2015. The drilling at the Dark Star target area also identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The final 2015 drill hole at Dark Star was a core hole (DS15-13, which twinned RC hole DS15-11) that identified multiple significant intersection of gold mineralization approximately 500 m north of the Dark Star Main zone. This included a lower zone that averaged 1.60 g/t Au (0.047 oz/st) over 96.96 m (318 ft) core length, and was identified as the new Dark Star North zone.

Finally, four drill holes were completed in 2015 at the North Bullion target located in the northern (Railroad) portion of the project area. Two of three holes that reached target depth at North Bullion returned significant intercepts that expanded the known gold mineralization to the northwest. Highlight results include 3.53 g/t Au over 12.4 m within a thicker interval of 1.68 g Au/t over 74.4 m core length in hole RR13-13. The gold intercepts and strong alteration observed confirmed the west-northwest trend to the high grade lower gold zone at North Bullion.

•	Current Mineral Resources

2015 Dark Star Deposit Mineral Resource

A maiden NI 43-101 compliant mineral resource estimate was completed in 2015 for the Dark Star Deposit by APEX under the supervision and direction of Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., MAIG, and Andrew Turner, B.Sc., P.Geo., all “qualified persons” under NI 43-101. The Dark Star Deposit mineral resource is located in the southeast part of the Railroad-Pinion Project approximately 3 km (2 miles) east of the Pinion Deposit. The 2015 Maiden Dark Star Resource comprises an Inferred Mineral Resource of 23.11 million tonnes averaging 0.51 g/t Au, for a total of 375,000 contained ounces of gold, using a lower cut-off grade of 0.14 g/t Au and reported within a pit shell optimized using a gold price of US$1,250 per ounce.

The 2015 Maiden Dark Star Resource was based on the results of 105 RC drill holes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999. Gold Standard personnel, in conjunction with APEX personnel, have conducted a comprehensive data verification and validation program for the Dark Star drill hole database, which was assisted by a project-wide drill hole re-logging program. The data verification program has resulted in an increased level of confidence in the geologically controlled mineralization model for Dark Star to the point where the Dark Star database was deemed suitable by APEX for resource estimation.

The 2015 Maiden Dark Star Resource has been classified as entirely inferred. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. However, in the opinion of APEX, the 2015 Maiden Dark Star Resource has reasonable prospects for eventual economic extraction.

See “Mineral Resource Estimates - 2015 Dark Star Deposit Maiden Resource Estimate” above for greater details regarding the analytical methodologies, geological modelling and estimation techniques used by APEX to construct the 2015 Maiden Dark Star Resource.

2016 Pinion Deposit Updated Mineral Resource

The updated 2016 Pinion Resource estimate for the Pinion Deposit was completed by APEX under the supervision and direction of Michael Dufresne, M.Sc., P.Geol., P.Geo. and Steven Nicholls, BA.Sc., MAIG, both “qualified persons” under NI 43-101, and comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold, constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au and a gold price of US$1,250 per ounce. The 2016 Pinion Resource for silver was constrained to the gold block model and classified entirely as an Inferred Mineral Resource comprising 92.69 million tonnes averaging 4.16 g/t (Ag), representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

The 2016 Pinion Resource was constrained within a drilled area that extends approximately 2.85 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface and has been classified for gold as comprising both Indicated and Inferred resources according to recent CIM definition standards. The 2016 Pinion Resource for silver has been classified entirely as an Inferred Mineral Resource. The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver.

Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. However, in the opinion of APEX, the 2016 Pinion Resources for gold and silver have reasonable prospects for eventual economic extraction.

See “Mineral Resource Estimates – 2016 Pinion Updated Resource Estimate” above for greater details regarding the analytical methodologies, geological modelling and estimation techniques used by APEX to construct the 2016 Pinion Resource.

•	2016 Railroad-Pinion Project Drill Program

Drilling conducted by Gold Standard in 2016 for the Railroad–Pinion Project focused primarily on the Dark Star Deposit and its surrounding area. Drilling was also conducted at the Pinion Deposit and in the Railroad Project area. The 2016 drill program comprised 84 RC, core and combination drill holes (RC with specific cored intervals) that totaled 36,175.8 m (118,687 ft). The 2016 drill program resulted in the following new gold discoveries:

•	significant gold intersections at the North Bullion prospect extending the known zone of mineralization to the north and northwest;
•	significant gold intersections at a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;
•	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and
•	significant gold intersections at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Deposit. Geological modelling and resource estimation is currently underway for the combined Dark Star Deposit (Dark Star Main and Dark Star North).

See “Drilling – 2016 Drilling” above for further details regarding the Company’s 2016 Railroad–Pinion Project drill program.

•	Other Railroad–Pinion Project Prospects

Based upon a review of available historical information and recent data from the on-going exploration work by Gold Standard at other prospect areas throughout the Railroad–Pinion Project area, the authors of the 2017 Railroad-Pinion Report have concluded the following:

•	Sixteen target areas have been identified by Gold Standard for additional exploration at the Railroad portion of the Project area. The targets are focused on gold, but also include silver, copper, lead and zinc. Nine of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, with the exception of North Bullion.
•	Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modelling of the deposit and preliminary work towards a mineral resource estimate. Further work, including additional drilling and metallurgical work, may be required prior to completing a maiden resource estimate for North Bullion.
•	Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results from 2013 to 2016 indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.
•	Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Sylvania (Central Bullion) Target. Prior drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.
•	Initial drill results along the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. The North Bullion deposit and the Pinion Deposit occur in the immediate footwall of the Bullion Fault. However, much of the +5 mile long strike of the Bullion Fault (Target) remains untested by drilling. Additional drilling is recommended.

•	Further exploration, including fieldwork and drilling, is warranted at other targets in the Pinion portion of the Project area including the Dixie Creek area as well as at the Ski Track Graben trend which includes Papoose Canyon, Papoose Canyon North and JR Buttes.

•	Additional drilling is warranted along strike to the north and south of the Dark Star Deposit along the recently identified DSC.

Recommendations

Gold Standard’s Railroad-Pinion Project is located at the southeast end of the Carlin (Gold) Trend. The project area covers a significant portion of the fourth and southernmost dome-shaped structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas. Exploration over the last three years has resulted in the identification of significant maiden NI 43-101 mineral resource estimates for gold at the Pinion and Dark Star Deposits. Historic work and exploration conducted by Gold Standard since 2010 has identified several other significant zones of gold and base metal mineralization within the Railroad–Pinion Project that warrant further exploration.

The combined Railroad-Pinion Project was the subject of recent NI 43-101 technical reports (Koehler et al, 2014; Turner et al, 2016; Dufresne and Koehler, 2016) in which detailed recommendations were outlined for both the Railroad and Pinion portions of the Railroad-Pinion Project. Copies of such reports are available for review on SEDAR. Recent work completed at the Railroad-Pinion Project by Gold Standard has been focused on the Pinion and Dark Star Deposits and thus the recommendations made in Koehler et al (2014). Turner et al (2015) and Dufresne and Koehler (2016) pertaining to the Railroad Project target areas remain valid. The 2017 Railroad-Pinion Report describes maiden NI 43-101 compliant mineral resource estimates for the Pinion and Dark Star Deposits, a recent updated mineral resource estimate for the Pinion Deposit, along with follow-up drilling during 2016 at the Pinion, Dark Star and North Bullion deposit areas. Further aggressive exploration, including drilling is warranted at Pinion and Dark Star aimed at expanding and improving the confidence in the existing mineral resources. Prior exploration by Gold Standard from 2010 to late 2015 identified a number of targets at the Railroad Project that warrant follow-up exploration including drilling. The following section discusses recommendations for future work specific to the entire Railroad-Pinion Project area.

Based upon the results to date, the authors of the 2017 Railroad-Pinion Report recommend an aggressive exploration program for the Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling along with continued metallurgical test work at both the Pinion and Dark Star Deposits. With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database for the Pinion Project area and to cover potential strike extensions of the mineralization to the south, and southeast at Pinion along with better geochemical coverage of the Dark Star to Dixie Creek area. Additional geophysical surveying including gravity, CSAMT and seismic surveys for the deposit areas and project area is strongly recommended to provide data to assist the targeting of infill, step-out and exploration drilling. Continued surface and subsurface geological mapping and rock sampling is recommended to aid in refining the geological model for the Pinion Deposit area that has been developed largely from sub-surface drill hole information. Exploration and some infill confirmation drilling are required at Dark Star Main zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. Resource updates and a preliminary economic assessment (“PEA”) that includes both Pinion and Dark Star is warranted and both are currently in progress. In addition, the 2014 - 2015 fieldwork and prior exploration have identified a number of exploration targets outside of the Pinion and Dark Star Deposit areas that warrant future exploration drill testing. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the Ski Track trend (the JR Butte-Papoose trend) located west of the Pinion Deposit and the Dark Star to Dixie Creek trend.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Sylvania (Central Bullion) target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the Railroad Project to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at North Bullion.

With respect to drilling, the authors recommend a significant drill program intended to a) drill test targets along strike and down dip for additional zones of mineralization and extensions to existing zones at Dark Star, Pinion and North Bullion, b) infill the current oxide resource areas at Pinion and Dark Star, and c) aggressive exploration drilling on new or previously undrilled targets. Specifically, a Phase 1 follow-up drill program is recommended that would comprise primarily RC drilling but would also include some core drilling, particularly at Dark Star, in order to confirm and expand the evolving geological and mineralization model for the Dark Star, Pinion and North Bullion areas. Step-out drilling is recommended along strike of the current resource areas at Dark Star and Pinion. Step-out drilling using cost-effective RC pre-collars, with core tail completions through the target zones, are recommended at North Bullion. Exploration drilling is also recommended for several previously untested geochemical and geophysical anomalies in proximity to the current Pinion and Dark Star resource areas. A Phase 2 exploration focused drilling program is also recommended in order to step-out from Pinion and Dark Star and identify further near surface oxide resources at targets such as Dark Star North, DSC, West Dark Star, Sentinel, the Ski Track trend (Papoose Canyon, Papoose Canyon North, JR Buttes) and other prospects.

The budget presented in Table 18.1 below is intended to summarize estimated costs for completing the recommended work program described above for the entire Railroad–Pinion Project area. The authors recommend a total of 48,800 m (160,100 feet) of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star Deposit areas and at a variety of other targets across Gold Standard’s Railroad–Pinion Project area for a total cost of US$11,086,500. Other recommended property-wide activities include geological mapping, geochemical sampling and ground geophysical surveys. Further metallurgical test work along with geological modelling leading to updated resource estimates at both the Pinion and Dark Star Deposits is also recommended. Finally, preliminary engineering and environmental studies culminating in a PEA that includes both Pinion and Dark Star is warranted. The estimated cost to conduct such geological, geophysical, engineering and environmental studies and other work is US$4,897,000 which includes approximately US$905,000 in property maintenance payments in 2017, yielding an overall budget to complete the recommended work of US$17,102,500 (Table 18.1).

It is the opinion of the authors of the 2017 Railroad-Pinion Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

Table 18.1: Railroad–Pinion Project Recommended Exploration Plan and Budget*.

Drilling
Target Area (Type)	Cost/ft (All-in)	Cost/m (approx.)	Quantity (ft)	Quantity (m)	Cost
North Bullion Area (RC)	$70/ft	$230/m	13,000	3,960	$910,000
North Bullion Area (core)	$120/ft	$394/m	9,000	2,750	$1,080,000
Bald Mountain, Steve’s Camp
and Sylvania (RC)	$54/ft	$177/m	15,000	4,570	$810,000
Sentinel Breccia (RC)	$73/ft	$240/m	12,000	3,660	$876,000
Sentinel Breccia (core)	$147/ft	$482/m	600	180	$88,200
North and West Dark Star (RC)	$57/ft	$187/m	36,000	10,965	$2,052,000
North and West Dark Star (core)	$104/ft	$341/m	5,000	1,525	$520,000
Dark Star Corridor (RC)	$57/ft	$187/m	37,500	11,420	$2,137,500
Ski Track (RC)	$59/ft	$194/m	20,000	6,100	$1,180,000
Pinion Met. (core)	$129/ft	$423/m	8,800	2,700	$1,135,200

Dark Star Met. (core)	$93/ft	$305/m	3,200	970	$297,600
Drilling Subtotal			160,100	48,799	$11,086,500
Property Wide Activities
Activity Type					Cost
Geological Mapping & Consulting					$42,000
CSAMT Surveying					$145,000
Gravity Surveying					$160,000
Seismic Surveying					$120,000
Geochemical Sampling					$450,000
Metallurgical Testwork					$1,030,000
PEA (Study and Report)					$175,000
Resource Modelling & Scoping Studies					$240,000
Bonding / Environmental					$775,000
Earthwork / Reclamation					$815,000
Database Management					$40,000
Property Maintenance					$905,000
Property Wide Activities Subtotal					$4,897,000

Contingency (7%)					$1,119,000
Grand Total					$17,102,500

*All costs are in US Dollars.

The above budget does not include the holding costs and maintenance fees associated with the acquisition of the 2017 Lands by the Company announced March 23, 2017 which are estimated at an additional US$319,914 per annum. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project – Dark Star Deposit and Dixie Creek Prospect” above.

ITEM 8: RISK FACTORS

The operations of the Company are highly speculative due to, among other things, the high-risk nature of the Company's business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties, and any investment in Common Shares involves a high degree of risk and should be considered speculative. While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s operations, business and financial condition. If any of these risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company’s public disclosure record before purchasing Common Shares.

Risks Relating to the Company

The Company has a limited operating history.

The Company has a limited history of operations and its only mineral resource property is in the exploration stage. The Company has not generated any operating revenues. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future.

The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future. For the fiscal year ended December 31, 2016, the Company had a loss and comprehensive loss of $9,465,128 (2015 - $6,288,479). As at December 31 2016, the Company had an accumulated deficit of $42,826,554 (2015 - $33,869,041). To become profitable, the Company must first establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. In the event the Company undertakes development activity on its Railroad-Pinion Project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever. The Company may suffer significant additional losses in the future and may never be profitable.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. To maintain its existing interest in the Railroad-Pinion Project, the Company has contractually agreed to make certain expenditures for and on the project. The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2016 contain a note that indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Railroad-Pinion Project in the Company’s financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company’s exploration efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of its Railroad-Pinion Project will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that the Railroad-Pinion Project or any portion thereof will ever qualify as a commercially viable deposit which can be legally and economically exploited.

The Railroad-Pinion Project has limited mineral resources and no reserves.

The Company’s sole mineral project, the Railroad-Pinion Project, is considered an intermediate to advanced stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend. However, save for the 2016 Pinion Resource and the 2015 Maiden Dark Star Resource (see Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates”), the Railroad-Pinion Project has no known NI 43-101 mineral resources or reserves.

Historic and current exploration in the Railroad Project area as outlined in the 2017 Railroad-Pinion Report demonstrates that the Railroad Project is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

While the 2017 Railroad-Pinion Report does not contain an estimate for mineral resources or mineral reserves for the Railroad Project, it does make reference to certain historical estimates for gold on portions of the Railroad Project. The Company does not treat these historical estimates, or any part of them, as current mineral resources or reserves as defined by NI 43-101, as there is insufficient information available to fully assess data quality, complete estimation procedures, and the standards by which the estimates were completed and/or categorized. In addition, no gold has been produced from the historical estimates. The historical estimates have been included in the 2017 Railroad-Pinion Report simply to demonstrate the mineral potential of certain target areas within the Railroad Project. A thorough review of all historic data performed by a “qualified person” as defined in NI 43-101, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current and compliant NI 43-101 mineral resource estimate for the subject targets.

For these reasons, among others, the historical estimates included in the 2017 Railroad-Pinion Report with respect to the Railroad Project should not be relied upon as a guarantee of mineral resources or reserves. Actual mineral resources or reserves, if any, may differ significantly.

Newmont Mining Corporation has retained a back-in right on a portion of the Railroad Project, which, if exercised, could dilute the Company’s interest in that portion of the Railroad Project.

The Company has leased a portion of the property comprising the Railroad Project from Newmont. The lease relates to 640 acres of fee surface rights and 1,280 acres of fee mineral rights and 1,280 acres of mining claims. However, Newmont has retained a back-in right over the leased property, which allows them to re-acquire up to a 70% interest in this portion of the Railroad Project. If Newmont exercises its back-in right, the Company’s interest in that portion of the Railroad Project would decline. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History – Consolidation of Railroad-Pinion Project – Minerals Lease and Agreement with Newmont Mining Corporation”.

The Company will require additional capital to develop its Railroad-Pinion Project or complete further exploration programs.

The Company’s current operations do not generate any cash flow. Future work on the Company’s Railroad-Pinion Project will require additional financing. At December 31, 2016, the Company had cash and cash equivalents of $53,611,061 and a working capital surplus of $52,640,842. While the Company estimates that its current working capital surplus will enable it to fund the complete work program on the Railroad-Pinion Project recommended in the 2017 Railroad-Pinion Report, if the Company is successful in identifying additional resources through additional drilling and analysis, it will require significant amounts of additional capital to construct a mill and other facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that the Company will be able to obtain additional funding to allow the Company to fund such costs in whole or in part. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and/or development and the possible, partial or total loss of the Company’s interest in the Railroad-Pinion Project. The Company will also require additional funding to acquire further property interests and maintain and/or carry out exploration work thereon and for general and administrative and working capital purposes.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution.

Calculations of mineral resources and reserves are only estimates.

The Pinion Deposit includes a NI 43-101 resource of 31.61 million tonnes at 0.62 g/t Au for a total of 630,300 ounces of gold (indicated), 61.08 million tonnes at 0.55 g/t Au for 1,081,300 ounces of gold (inferred) and 92.69 million tonnes at 4.16 g/t Ag for 12,401,600 ounces of silver (inferred). In addition, the Dark Star Deposit contains a NI 43-101 resource of 23.11 million tonnes grading 0.51 g/t Au totaling 375,000 ounces of gold (inferred). See Item 7 "MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Mineral Resource Estimates" above.

However, the estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. Assay results from RC or core drilling can be subject to errors at the laboratory analysing the drill samples. In addition, RC or core drilling may lead to samples which may not be representative of the gold and other metals in the entire deposit. There is significant uncertainty in any mineral resource or reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates. Estimated mineral resources or reserves may have to be recalculated based on changes in metal prices, further exploration or development activity, metallurgy or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and reserves. Any material change in the quantity of mineral resources and reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company’s Railroad-Pinion Project. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Save for the 2016 Pinion Resource and the 2015 Maiden Dark Star Resource, as of the date of this AIF, there are no known resources or reserves on the Railroad-Pinion Project.

The Company may not have clear title to its Railroad-Pinion Project.

The Company’s ability to explore and operate its Railroad-Pinion Project depends on the validity of its title to such project. The mineral claims currently making up the Company’s Railroad-Pinion Project consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to the Company’s Railroad-Pinion Project or any future properties in which the Company may seek to acquire an interest do not exist. Such defects may impair the Company's development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s Railroad-Pinion Project may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company will also remain at risk that the mining claims may be forfeited either to the United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim. The Company’s Railroad-Pinion Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the Railroad-Pinion Project.

The Company’s operations are subject to various governmental and regulatory requirements.

The Company’s current and future operations, including exploration and development activities and, if applicable, commencement of production on its Railroad-Pinion Project, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities. See Item 7 “MATERIAL MINERAL PROJECT – Railroad-Pinion Project, Elko County, Nevada – Environmental Liabilities and Permits” for a discussion of the current land use permitting and other regulatory information relating to the Railroad-Pinion Project. Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;

•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	regulations concerning business dealings with native groups;
•	management of tailing and other waste generated by operations;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the Railroad-Pinion Project or other exploration properties in which the Company may acquire an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of the Railroad-Pinion Project, which would adversely affect the Company's business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

The Company may experience difficulty attracting and retaining qualified personnel.

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, and Mac R. Jackson, Vice-President, Exploration. The Company could be adversely affected if such individuals do not remain with the Company. The Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon the Company’s success.

The Company is subject to foreign currency fluctuations.

The Company’s financial results are reported in Canadian dollars. The Company’s Railroad-Pinion Project is located in the United States and the Company incurs most of its expenditures in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase the Company’s costs of carrying out operations and its ability to continue to finance its operations. Such fluctuations could have a material adverse effect on the Company’s financial results.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s operations.

The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of United States Sarbanes-Oxley Act (“SOX”), which requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting. During the course of the Company’s testing, the Company may identify material weaknesses. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude on an ongoing basis that the Company has effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Common Shares could drop significantly. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that the Company will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among the Company’s Board as a result of their involvement with other natural resource companies.

Certain of the directors of the Company are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell an interest in its mineral properties to, or enter into a joint venture with, any of these companies. The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director with a conflict must disclose his interest and abstain from voting on such matter. As a result of these conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s business prospects, operations and financial position.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

A cyber security incident could adversely affect the Company’s ability to operate its business.

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

Tax Uncertainty

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities;
•	availability and costs of financing;
•	ongoing costs of production;
•	market prices for the minerals to be produced;
•	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and
•	political climate and/or governmental regulation and control.

Many of these factors are beyond the Company's control.

Furthermore, mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The Company is subject to substantial operating hazards and risks beyond its control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

•	difficult surface or underground conditions;
•	water conditions;
•	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave-ins, ground fall, slope failures and landslides;
•	fires, explosions, flooding, adverse weather conditions and earthquakes;
•	unanticipated variations in grade and other geological problems;
•	failure of pit walls or dams;
•	adverse environmental conditions or hazards;
•	mechanical and equipment performance problems; and
•	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company's employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations at economically feasible premiums or at all. Currently, the Company is not insured against most environmental risks or nuclear or terrorism incidents.

Losses from any one or more of these events that are not covered by the Company's insurance policies may cause the Company to incur significant costs that could materially adversely affect its financial condition and ability to fund activities on its Railroad-Pinion Project. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation of the Railroad-Pinion Project. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on exploration activities.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s Railroad-Pinion Project.

In accordance with the laws of the State of Nevada, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities at its Railroad-Pinion Project. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that it intends to use. Unless the Company is successful in developing its Railroad-Pinion Project to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at its Railroad-Pinion Project.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs and restrict its operations.

All phases of the Company’s operations will be subject to federal, state and local environmental laws and regulations, in addition to securing the necessary permits to advance exploration activities at the Railroad-Pinion Project. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on the Company’s Railroad-Pinion Project or on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally. The Company may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Company’s Railroad-Pinion Project or any future properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability. At present, the Company maintains only limited insurance for environmental risks which may not cover or adequately protect the Company from all potential liabilities including, but not limited to, pollution or other hazards as a result of the disposal of waste products occurring from exploration or production.

In addition, neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Company’s Railroad-Pinion Project or other future properties. There can be no assurance that the Company’s defence of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including:

•	international economic and political trends;

•	expectations of inflation;

•	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies);

•	interest rates;

•	global or regional consumption patterns;

•	world events or global instability;

•	acts of terrorism;

•	speculative activities;

•	purchases and sales of gold by central banks;

•	availability and costs of substitutes; and

•	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted. A decrease in the price of gold or other relevant metal prices at any time during exploration, development or production, if any, of the Company’s Railroad-Pinion Project may prevent such project from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices. A sustained period of declining gold and other applicable metal prices would adversely affect the Company's financial performance, financial position and results of operations.

The Company’s competition is intense in all phases of its business.

The Company competes with many companies in the mining industry, including large, established mining companies. There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly Nevada, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company's competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. The Company’s inability to successfully compete with other companies would have a material adverse effect on its results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its Railroad-Pinion Project. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Company’s Railroad-Pinion Project. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at the Company’s operations in Nevada. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to the Company and its partners or result in criminal and civil liability for the Company or its employees and financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

Risks Relating to Shares

We have never paid dividends and do not expect to do so in the foreseeable future.

The Company has not declared or paid any dividends on the Common Shares and does not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of the Board.

The trading price for our Common Shares is volatile.

The Company's Common Shares are listed on the TSXV in Canada and NYSE MKT in the United States. During the past year, trading in the Company’s Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price, which may result in losses to investors. There are no assurances that an active, stable market will develop or be sustained in the future. Since January 1, 2016, the trading price of the Company’s Common Shares on the TSXV has ranged from a low of $0.78 per share to a high of $4.10 per share and on the NYSE MKT from a low of US$0.54 per share to a high of US$3.20 per share. If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited. The liquidity of the trading market in the Company’s Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

•	the price of gold and other metals;
•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	the results of the Company’s exploration programs and/or resource estimates (initial or otherwise) for the Railroad-Pinion Project;
•	the Company’s ability to obtain adequate financing for further exploration and development;
•	changes in the Company’s financial performance or prospects;
•	changes in general economic conditions;
•	the number of Common Shares to be publicly traded after a public offering or private placement of securities of the Company;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
•	changes or perceived changes in the Company’s creditworthiness;
•	performance and prospects for companies in the mining industry generally;
•	the number of holders of the Common Shares;
•	the interest of securities dealers in making a market for the Common Shares;
•	prevailing interest rates.
•	changes in global business or macroeconomic conditions; and
•	the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information” above.

The market price of the Company’s Common Shares is also affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, the stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations, and in the mining sector such stocks have suffered significant declines. Volatility in the market price for a particular issuer's securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Volatility in the Company’s share price also increases the risk of securities class action litigation.

Market Price of our Common Shares

Sales of a substantial number of our Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could also depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The price of the Common Shares could be affected by possible sales of Common Shares by hedging or arbitrage trading activity which the Company anticipates may occur involving its Common Shares.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors’ voting power and reduce earnings per share.

The Company may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. The Company cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company’s current operations do not generate any cash flow and the Company will require significant additional financing to fund further exploration and/or development activities or to fulfill its obligations under applicable agreements for the Railroad-Pinion Project. The Board of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders, and given its current stage of development, the Company believes the most realistic source of funds presently available to it is through the sale of equity capital. While there are no assurances the Company will be able to raise additional financing on reasonably commercial terms or at all, such additional financings may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Any future issuance of equity securities will dilute the voting power of existing shareholders and reduce earnings per share, if any. In addition, additional sales of equity securities may decrease the price of the Company's Common Shares and/or result in a change of control.

Our Common Shares are subject to maintaining NYSE MKT requirements which could affect their continued listing.

Failure to meet the applicable maintenance requirements of the NYSE MKT could result in the Company’s Common Shares being delisted from the NYSE MKT. For continued listing, the NYSE MKT requires, among other things, an issuer which has continuing losses from operations to maintain certain levels of shareholders equity, subject to other tests involving market capitalization, assets and shareholdings. There are no assurances that the Company will continue to meet such maintenance requirements in the future.

In the event the Company is delisted from the NYSE MKT, the Common Shares may be eligible for trading on the over-the-counter market in the United States. However, the over-the-counter market will likely be less liquid and more price volatile than the NYSE MKT, possibly resulting in lower prices that could impair future financings.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its Common Shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

As a foreign private issuer whose shares are listed on the NYSE MKT, we may follow certain home country corporate governance practices instead of certain NYSE MKT requirements.

As a foreign private issuer whose shares are listed on the NYSE MKT, the Company is permitted to follow certain home country (i.e. Canadian) corporate governance practices instead of certain requirements of the NYSE MKT rules. Among other things, as a foreign private issuer the Company may follow home country practice with regard to, the composition of the Board, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, the Company may follow its home country law, instead of the NYSE MKT rules, which require that the Company obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Accordingly, the Company’s shareholders may not be afforded the same protection as provided under NYSE MKT’s corporate governance rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NYSE MKT in advance a written statement from an independent counsel in the issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

We may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2016 and expects to be a passive foreign investment company for the taxable year ending December 31, 2017. The Company will not be providing QEF information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding the Company’s shares.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

Substantially all of the Company’s directors and executive officers reside outside the United States, and all or a significant portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. As a result, it may not be possible for investors in the Company’s securities to effect service of process within the United States upon such persons or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 9: dividends

All of the Common Shares of the Company are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company's articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 10: DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The following Common Shares of the Company were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorizd or to be Authorized	Outstanding as at December 31, 2016	Outstanding as at March 30, 2017
Common Shares	Unlimited	221,516,735	222,795,174

The Company's issued Common Shares are fully paid and not subject to any future call or assessment. In addition, all Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Common Shares.

In the event of the liquidation, dissolution or winding-up of the Issuer or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See Item 9 “DIVIDENDS” above for particulars of the Company's dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company's Articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by either an ordinary (50% +1 of the votes cast) or special resolution (at least 66 2/3% of the votes cast). However, in certain cases, the directors may, subject to the BCBCA, alter the Issuer’s authorized and issued share capital to, inter alia, create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; increase, reduce or eliminate the maximum number of shares that the Issuer is authorized to issue out of any class of shares; subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or alter the identifying name of any of its shares.

On June 1, 2011, the Company adopted a shareholder rights plan (the ‘‘Rights Plan’’) for the purpose of encouraging potential offerors seeking to make a takeover bid for the Company to comply with certain minimum conditions or be subject to the dilutive features of the Rights Plan. The Rights Plan provides that one ‘‘right’’ attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated June 1, 2011 between the Company and Computershare Trust Company of Canada, as rights agent. At the Company's 2014 annual general meeting held on September 9, 2014, the shareholders of the Company approved an extension of the Rights Plan for a further three years.

ITEM 11: MARKET FOR SECURITIES

11.1       Trading Price and Volume

The Common Shares of the Company currently trade on the TSXV in Canada and NYSE-MKT in the United States under the symbol “GSV”. As of March 29, 2017 the closing price of the Company’s Common Shares was $3.07 per share on the TSXV and US$2.31on the NYSE-MKT.

The following table sets out the high and low sale prices and the volume of trading of the Common Shares on the TSXV and NYSE-MKT on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2016.

Period	TSXV			NYSE-MKT
	$ High	$ Low	Volume	US$ High	US$ Low	Volume
March 1 - 29, 2017	3.6800	2.9700	6,322,120	2.8500	2.2200	66,480,642
February 2017	3.8500	3.3800	7,984,898	2.9500	2.5500	18,739,495
January 2017	3.7500	2.8300	4,399,457	2.8560	2.1000	10,062,473
December 2016	3.2800	2.4900	4,278,385	2.4700	1.8400	8,946,756
November 2016	3.3500	2.4600	5,750,061	2.5000	1.8100	9,838,367
October 2016	3.5500	2.6700	7,932,761	2.7000	2.0300	10,800,557
September 2016	3.5900	2.9100	4,883,792	2.8000	2.2000	11,104,507
August 2016	4.1000	1.7800	16,247,921	3.2000	1.3500	46,444,942
July 2016	2.7300	1.6700	4,564,880	2.1000	1.2700	14,483,084
June 2016	2.4500	1.9500	6,012,472	1.8900	1.5000	15,706,770
May 2016	2.3500	1.4800	8,286,139	1.8900	1.1500	15,993,336
April 2016	1.6700	1.3200	5,945,909	1.3300	0.9900	6,419,048
March 2016	1.5500	1.1600	8,242,170	1.1700	0.8780	8,640,851
February 2016	1.2800	0.9100	7,543,184	0.9300	0.6594	8,585,720
January 2016	0.9600	0.7800	2,166,207	0.6899	0.5400	2,037,574
TOTAL			100,560,356			254,284,122

11.2       Prior Sales

The following table summarizes the issuance of securities convertible into or exercisable for Common Shares by the Company since the commencement of the fiscal year ended December 31, 2016:

Date Issued /Granted	Type of Transaction	Number and Type of Securities	Price Per Security (C$)
June 21, 2016	Grant of Stock Options	150,000 Stock Options	$2.14 (1)
September 29, 2016	Grant of Stock Options	522,500 Stock Options	$3.16 (2)

(1)	Each option entitles the holder to purchase one Common Share of the Company at an exercise price of $2.14 on or before June 21, 2021.
(2)	Each option entitles the holder to purchase one Common Share of the Company at an exercise price of $3.16 on or before September 29, 2021.

ITEM 12: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow or a contractual restriction on transfer as of the date of this AIF, save and except for the 6,750,000 Common Shares issued to Scorpio in connection with the Company’s acquisition of the Scorpio Pinion Interests which are subject to the Orderly Sale Agreement. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History - Consolidation of Railroad-Pinion Project - Acquisition of Remaining Interest in the Pinion Deposit”.

ITEM 13: DIRECTORS AND OFFICERS

13.1       Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations within the five preceding years, and the number and percentage of Common Shares beneficially held by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 29, 2017 (1)
Jonathan T. Awde British Columbia, Canada Director, President, Chief Executive Officer	President and Chief Executive Officer of Gold Standard, July 2010 to present	Director since July 13, 2010	2,730,200 or 1.23%
Mac R. Jackson, Jr. Oregon, U.S.A. Vice-President, Exploration	Certified Professional Geologist; Vice-President, Exploration, Gold Standard, May 2014 to present; Senior Geologist, Gold Standard, Aug. 2011 to May 2014; Teacher, Sept. 2002 to June 2011; Geologist, Newmont Mining Corporation, 1992 to 2000	N/A	18,700 or 0.01%
D. Bruce McLeod British Columbia, Canada Lead Director	President and Chief Executive Officer of Sabina Gold & Silver Corp. (TSX – SBB), February 2015 to present; former President and Chief Executive Officer, Mercator Minerals Ltd., June 2011 to September 2014	Director since September 29, 2016	137,500 or 0.06%
Robert J. McLeod British Columbia, Canada Director	Professional geologist, March 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSXV – IDM), (Sept. 2013 to present; previously VP Exploration since 2010); former Chief Executive Officer and VP Exploration, Full Metal Minerals Ltd. (TSXV-FMM), June 2003 to Nov. 2014	Initially appointed on July 13, 2010 Subsequently re-elected on June 28, 2011 (2)	Nil
Richard S. Silas British Columbia, Canada Director and Corporate Secretary	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers; Secretary, Gold Standard, July 14, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	Director since April 2009	556,650 or 0.25%
Jamie D.R. Strauss London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	Director since September 5, 2012	16,000 or 0.01%
William E. Threlkeld Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. since 2001	Director since March 17, 2011	32,200 or 0.01%
Michael N. Waldkirch British Columbia, Canada Chief Financial Officer	Chartered Professional Accountant since 1998, Chief Financial Officer, Gold Standard Ventures Corp., July 2010 to present	N/A	942,750 or 0.42%

(1)	The approximate number and percentage of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each director or executive officer as of March 29, 2017. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.
(2)	Mr. McLeod was initially appointed as a director of the Company in connection with the completion of the Company’s statutory plan of arrangement with JKR on July 13, 2010. On March 17, 2011, Mr. McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company. Mr. McLeod was subsequently re-elected as a director of the Company at the Company’s annual general meeting held on June 28, 2011.

The members of the Company’s audit committee are Robert J. McLeod (Chair), William E. Threlkeld and Bruce McLeod. See Item 19 “AUDIT COMMITTEE” below.

The Company has also appointed a compensation committee, a nominating and corporate governance committee, a health and safety committee and a technical committee whose members are as follows:

Name of Committee	Members of Committee
Compensation Committee	Robert J. McLeod (Chair) William E. Threlkeld Jamie D. Strauss
Nominating and Corporate Governance Committee	Bruce McLeod (Chair) Jamie D. Strauss Robert J. McLeod
Health and Safety Committee	Steve Koehler (Chair) (Manager of Projects, Gold Standard) Bruce McLeod Jonathan Awde
Technical Committee	Mac R. Jackson, Jr. (Chair) William E. Threlkeld Bill Gehlan (1)

(1)	Mr. Gehlan is Oceana’s representative on the Company’s technical committee. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Recent Financings” above for details of Oceana’s right to appoint one representative to the Company’s technical committee.

As of March 29, 2017, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 4,434,000 Common Shares representing 1.99% of the total issued and outstanding Common Shares of the Company.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

Jonathan T. Awde (age 39), President and Chief Executive Officer

Mr. Awde is the co-founder, President, Chief Executive Officer and a director of Gold Standard. Since becoming Chief Executive Officer in July 2010, the Company’s market capitalization has increased from approximately $23 million to its current value. Mr. Awde oversees all corporate development, asset acquisition, joint ventures and the procurement of capital for the development of the Company’s assets. Mr. Awde has spent the last 12 years financing junior resource companies, focusing on institutional accounts, and has raised over $200 million for public and private companies in the resource sector.

Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at a Canadian broker dealer.

Mac R. Jackson, Jr. (age 56), Vice-President, Exploration

Mr. Jackson has over 19 years experience as an exploration geologist, including 8 years with Newmont. During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Peaks complex. Mr. Jackson has been with the Company since July 26, 2011 and has been instrumental in expanding its understanding of the stratigraphy and structural geology and advancing new target opportunities on the Railroad-Pinion Project. Mr. Jackson is a certified professional geologist (CPG - 11661) with the American Institute of Professional Geologists (January 2014) and holds a Master of Science degree from the University of Nevada (June 1988).

Michael N. Waldkirch (age 47), Chief Financial Officer

Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998. From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada. Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Chartered Professional Accountants, in Vancouver, B.C.

Richard S. Silas (age 45), Corporate Secretary

Mr. Silas is the President of Universal Solutions Inc., a private company providing management and administrative services to TSXV listed companies, and has served as a director and/or officer of various other publicly traded companies over the past 15 years. Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

Bruce McLeod (age 54), Lead Director

Mr. McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak Gold Corp., which was acquired in 2016 by Goldcorp Inc. for $520 million. Mr. McLeod is currently the President, CEO and a director of Sabina Gold & Silver (Corp. (TSX-SBB). Prior to that, he served in a senior capacity with a number successful junior mining ventures including: President and CEO of Mercator Minerals Ltd.; President, CEO and director of Creston Moly Corp., and founder of both Sherwood Copper Corp and Stornoway Diamond Corporation. He also served on the Board of Directors of Palmerejo Silver and Gold Corp. (acquired by Coeur D’Alene Mines) and Ariane Gold (acquired by Cambior Inc.) and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. McLeod was the co-recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. Mr. McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

Robert J. McLeod (age 46), Director

Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Mr. McLeod has been the President and Chief Executive Officer of IDM Mining Ltd (TSXV-IDM), since September 2013, where he was previously VP Exploration since 2010. He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 until November 2014. He is also a director of Lithium-X (TSXV-LIX), Redstar Gold Corp. (TSXV-RGC) and Independence Gold Corp. (TSXV-IGO). He was formerly Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004. From 2000 to 2003 Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

Jamie D.R. Strauss (age 47), Director

Mr. Strauss is currently a director of a boutique mining finance firm, Strauss Partners, based in London, England and has worked as a stockbroker in the City of London for over 25 years, specializing in the corporate resource arena, including a term as Managing Director of UK for BMO Capital Markets 2007-2009. He has raised capital for projects spanning the globe in both the energy and mineral world on behalf of leading institutions in North America, Australia and Europe and was a committee member of the Association of Mining Analysts for six years until resigning in 2010. Mr. Strauss is also a non-executive director of Altius Minerals Corporation (TSX) and Bacanora Minerals Ltd. (TSXV, London-AIM).

William E. Threlkeld (age 61), Director

Mr. Threlkeld is a designee of FCMI Parent Co. (see Item 15 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”). Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Masters of Science in Economic Geology from the University of Western Ontario.

None of the members of the Company’s management or key personnel has entered into a non-competition agreement with the Company. Each of Jonathan T. Awde, Mac R. Jackson, Jr., Richard S. Silas and Michael N. Waldkirch are bound by non-disclosure covenants in their respective consulting or employment agreements with the Company.

13.2       Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Except as disclosed below, no director or executive officer of the Company is, or within the ten years prior to the date of this AIF, has been, a director, chief executive officer or chief financial officer of any other issuer that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

(a)	while that person was acting as a director, chief executive officer or chief financial officer; or
(b)	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Bruce McLeod was a director and officer of Mercator Minerals Ltd. (“Mercator”) when it negotiated and the SEC issued an order on November 8, 2011 revoking Mercator’s registration under the U.S. Exchange Act. In early 1998, Mercator, through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including Mr. McLeod) were not aware that the registration statement had become effective and accordingly no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12(j) of the U.S. Exchange Act revoking Mercator’s registration. The 12(j) order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12(j) order so that trading in Mercator’s shares in the United States could resume.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the ten years prior to the date of this AIF has been, a director or executive officer of any other issuer that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Awde, Silas and Waldkirch are former directors and/or officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSXV. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010 Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Messrs. Silas and Waldkirch also resigned as directors and/or officers of Northern Star effective such date.

Bruce McLeod was President and CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy Act on August 26, 2014. Mr. McLeod ceased to hold office and resigned from the board of directors at Mercator on September 4, 2014. Pursuant to the Bankruptcy Act, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the Official Receiver to lapse.

Penalties or Sanctions

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has, to the knowledge of the Company, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

Michael N. Waldkirch is a director and officer, and Richard S. Silas is a former director, of Spirit Bear Capital Corp. (“Spirit Bear”), a capital pool company that was halted from trading by the TSXV on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing. The shares of Spirit Bear were subsequently transferred to the TSXV’s NEX board and trading was reinstated on August 5, 2014.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Autorité Des Marchés Financiers in Quebec for 11 counts of filing late insider trading reports. The fine has been paid in full.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

13.3       Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 13.1 “DIRECTORS AND OFFICERS - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

14.1       Legal Proceedings

The Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings during the fiscal year ended December 31, 2016 and no such proceedings are known by the Company to be contemplated.

14.2       Regulatory Actions

There were no penalties or sanctions imposed against, or settlement agreements with any court or securities regulatory authority relating to securities legislation entered into by, the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company during the fiscal year ended December 31, 2016 that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 15: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company, save and except as follows:

1.	On February 3, 2015, FCMI Parent Co. (“FCMI”), a private company based in Toronto, Ontario controlled by Albert D. Friedberg and members of his family, acquired 11,400,000 Common Shares of the Company at a price of US$0.47 per share for an aggregate purchase price of US$5,358,000 pursuant to the 2015 Public Offering. As of March 29, 2017, FCMI owns and/or exercises control or direction over a total of 27,993,966 Common Shares or 12.56% of the issued and outstanding Common Shares of the Company (Note: the number of Common Shares owned, controlled or directed by FCMI is not within the knowledge of management of the Company and has been derived from insider reports filed by FCMI and available through the Internet at www.sedi.ca).

2.

On May 20, 2015, Oceana acquired, indirectly through a wholly-owned subsidiary, a total of 24,997,661 Common Shares of the Company at a price of $0.65 per share for a gross purchase price of $16,248,480 pursuant to the 2015 Private Placement. On February 12, 2016, Oceana exercised its Oceana Participation Right in connection with the February 2016 Private Placement to increase its equity ownership interest to 19.9% by purchasing an additional 13,831,931 Common Shares at a price of $1.00 per Common Share for a total of $13,831,931. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History - Recent Financings”. Oceana’s participation in the February 2016 Private Placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Oceana’s participation was less than 25% of the Company’s then market capitalization.

As of March 29, 2017, Oceana owns and/or exercises control or direction over a total of 39,342,592 Common Shares or approximately 17.66% of the issued and outstanding Common Shares of the Company. (Note: the number of Common Shares owned, controlled or directed by Oceana is not within the knowledge of management of the Company and has been derived from insider reports filed by Oceana and available through the Internet at www.sedi.ca).

3.	On February 9, 2016, Goldcorp acquired a total of 16,100,000 Common Shares of the Company at a price of $1.00 per share for a gross purchase price of $16,100,000 pursuant to the February 2016 Private Placement. On October 28, 2016, Goldcorp exercised its Goldcorp Participation Right in connection with the October 2016 Private Placement to acquire an additional 12,036,436 Common Shares at a price of $3.17 per share for an aggregate purchase price of $15,000,003. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS - History - Recent Financings”. Goldcorp’s participation in the October 2016 Private Placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization.
As of March 29, 2017, Goldcorp owns and/or exercises control or direction over a total of 22,903,362 Common Shares or approximately 10.28% of the issued and outstanding Common Shares of the Company. (Note: the number of Common Shares owned, controlled or directed by Goldcorp is not within the knowledge of management of the Company and has been derived from insider reports filed by Goldcorp and available through the Internet at www.sedi.ca).

ITEM 16: TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 17: MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2016 or before such time that are still in effect are as follows:

1.	Minerals Lease and Agreement dated April 5, 2011 between the Company and Newmont to lease four sections of land totalling 2,560 acres comprising part of the Railroad Project in Elko County, Nevada. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Consolidation of Railroad-Pinion Project - Minerals Lease and Agreement with Newmont Mining Corporation”.
2.	Shareholder rights plan agreement dated June 1, 2011 (as extended September 9, 2014) between the Company and Computershare Trust Company of Canada, as rights agent, with respect to the Company’s Rights Plan. See Item 10 “Description of Capital Structure”.

3.	Pereira Lease dated on or about November 9, 2012 between the Company and Pereira Family, LLC with respect to various percentage holdings in the Pinion Project in Elko County, Nevada. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History - Consolidation of Railroad-Pinion Project - Pinion and Pereira Leases”.
4.	Subscription agreement dated May 10, 2015 between the Company and Oceana for 24,997,661 Common Shares at a price of $0.65 per share for gross proceeds of $16,248,480 in connection with the 2015 Private Placement completed on May 20, 2015. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Recent Financings”.
5.	Subscription agreement dated February 1, 2016 between the Company and Goldcorp for 16,100,000 Common Shares at a price of $1.00 per share for gross proceeds of $16,100,000 in connection with the February 2016 Private Placement completed on February 9, 2016. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Recent Financings”.
6.	Subscription agreement dated February 10, 2016 between the Company and Oceana for 13,831,931 Common Shares at a price of $1.00 per share for gross proceeds of $13,831,931 in connection with the February 2016 Private Placement completed on February 12, 2016. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Recent Financings”.
7.	Subscription agreement dated October 20, 2016 between the Company and Goldcorp for 12,036,436 Common Shares at a price of $3.17 per share for gross proceeds of $15,000,003 in connection with the October 2016 Private Placement completed on October 28, 2016. See Item 5.2 “GENERAL DEVELOPMENT OF THE BUSINESS – History – Recent Financings”.

ITEM 18: INTERESTS OF EXPERTS

18.1       Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2016 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited consolidated financial statements of the Company for the years ended December 31, 2016 and December 31, 2015
Michael B. Dufrene, M.Sc., P. Geol., P.Geo. of APEX Mac R. Jackson, M.Sc., CPG 11661 Steven R. Koehler, B.Sc., CPG 10216	2017 Railroad-Pinion Report dated effective March 17, 2017
Michael B. Dufrene, M.Sc., P. Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX	2016 Pinion Resource Report dated April 29, 2016
Michael B. Dufrene, M.Sc., P. Geol., P. Geo., Steven J. Nicholls, BA.Sc., MAIG and Andrew Turner, B.Sc., P. Geol., of APEX	2014 Pinion Resource Report dated October 24, 2014
Michael B. Dufrene, M.Sc., P. Geol., P. Geo., Steven J. Nicholls, BA.Sc., MAIG and Andrew Turner, B.Sc., P. Geol., of APEX	2015 Dark Star Resource Report dated April 17, 2015

18.2       Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in Item 18.1 “Names of Experts” above, or currently hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than:

1.	Mac R. Jackson, the Company’s Vice-President, Exploration, who owns 18,700 Common Shares and holds stock options to purchase up to an additional 575,000 Common Shares of the Company at exercise prices ranging from $0.73 per share to $0.79 per share and expiring between March 17, 2018 and November 27, 2020; and
2.	Steven R. Koehler, the Company’s Manager of Projects, who holds stock options to purchase up to an aggregate of 475,000 Common Shares of the Company at exercise prices ranging from $0.73 per share to $0.79 per share and expiring between March 17, 2018 and November 27, 2020.

ITEM 19: AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

1.	The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

2.	Composition of Audit Committee

The audit committee is comprised of three directors, being Robert J. McLeod (Chair), William E. Threlkeld and Bruce McLeod. All three members of the audit committee are considered “independent” as that term is defined in applicable securities legislation.

In addition, each member has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and is therefore considered “financially literate”.

3.	Relevant Education and Experience

All of the audit Committee members are businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Robert J. McLeod is the President, Chief Executive Officer and a director of IDM Mining Ltd. (TSXV-IDM). He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 to November 2014. He is also a director of various other publicly listed companies including Lithium X (TSXV-LIX), Redstar Gold Corp. (TSXV-RGC) and Independence Gold Corp. (TSXV–IGO). In addition, Mr. McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

William E. Threlkeld is a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. Mr. Threlkeld holds a Master of Science in Economic Geology from the University of Western Ontario.

Bruce McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Mr. McLeod is currently the President, CEO and a director of Sabina Gold & Silver Corp. (TSX-SBB). Prior to that, he served in a senior capacity with and/or as a director of a number of successful junior mining ventures and has been involved in numerous projects at various stages of development focusing primarily on project development, strategic planning, and financing activities. Mr. McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

4.	Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2016, the Company has not relied on the exemptions contained in sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

5.	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s financial year ended December 31, 2016, the Company has not relied on the exemptions contained in subsections 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

6.	Reliance on Section 3.8

Since the commencement of the Company’s financial year ended December 31, 2016, the Company has not relied on the exemption contained in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

7.	Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2016, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

8.	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by the Company’s external auditor must be pre-approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Company’s Board, and where applicable the audit committee, on a case-by-case basis.

9.	External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor, Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2016	$52,000	Nil	Nil	$31,385 (1)
December 31, 2015	$51,000	Nil	Nil	$22,950 (1)

(1)	Review of quarterly filings.

ITEM 20: ADDITIONAL INFORMATION

Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, and corporate governance practices, is contained in the Company’s information circular dated May 18, 2016 for its 2016 annual general meeting of shareholders held on June 30, 2016.

Additional financial information is also provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2016.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule “A”

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s external auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;
•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and
•	the independence and performance of the Company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of a minimum of three directors who are appointed and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the external auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the external auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the external auditor including the resolution of any disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Committee. The Committee is also entitled to engage independent counsel and other advisers in the performance of its duties and to set and pay the compensation for such counsel or advisers.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any changes to the Board from time to time.
2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

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3.	Review with management and the external auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.
4.	Review with management and the external auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.
5.	Where appropriate and prior to release, review with management the Company’s financial statements, MD&A and any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.
6.	Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.
7.	Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the external auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the external auditor without the presence of management.
8.	Review with management and the external auditor significant related party transactions and potential conflicts of interest.
9.	Pre-approve and monitor all non-audit services to be provided to the Company by the external auditor.
10.	Monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Company including reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s current and formal external auditors.
11.	Establish and review the Company’s procedures for the:
(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.
12.	Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.
13.	Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

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